ORIGINAL EXECUTED

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS PORTION OF EXHIBIT 99.3 TO REGISTRATION STATEMENT ON FORM S-1 (NO. 333-85838) IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.


02031351

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY ELECTRONIC FILERS

TierOne Corporation
(Exact Name of Registration as Specified in Charter)

0001170605
(Registrant CIK Number)

Exhibit 99.3 to Registration Statement on Form S-1
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))

333-85838
(SEC File Number, if Available)

(Name of Person Filing the Document (if Other Than the Registrant))

SIGNATURES

The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the State of Nebraska, on the 15th day of April 2002.

TIERONE CORPORATION

By: ______________________________
Gilbert G. Lundstrom
Chairman of the Board and Chief Executive Officer

C:\WINDOWS\TEMP\FRMSE~1.WPD

SIGNATURES

The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the State of Nebraska, on the 15th day of April 2002.

TIERONE CORPORATION

By: /s/ Gilbert G. Lundstrom
Gilbert G. Lundstrom
Chairman of the Board and Chief Executive Officer

L:\1863\frmSE-emm-D15.wpd



EXHIBITS

NUMERICAL

EXHIBITS

EXHIBIT 1

TierOne Bank and Subsidiaries
Lincoln, Nebraska

Consolidated Statements of Financial Condition
At December 31, 2001

		December 31, 2001 (In thousands)
ASSETS		
Cash and due from banks	$	24,141
Federal funds sold		10,300
Total cash and cash equivalents		34,441
Investment securities:		
Held-to-maturity		221
Available-for-sale		90,811
Loans receivable, net		1,393,439
Accrued interest receivable		7,834
Federal Home Loan Bank stock		14,836
Premises and equipment		18,201
Other assets		10,230
Total assets	$	1,570,013
LIABILITIES AND RETAINED EARNINGS		
Liabilities:		
Deposits	$	1,096,242
Advances from Federal Home Loan Bank and other borrowings		303,315
Advances from borrowers for taxes and insurance		15,535
Accrued interest payable		8,734
Accrued expenses and other liabilities		24,432
Total liabilities		1,448,258
Retained earnings:		
Retained earnings, subject to certain restrictions		121,678
Cumulative other comprehensive income (loss), net		77
Total retained earnings		121,755
Total liabilities and retained earnings	$	1,570,013

Source: TierOne Bank Audited Financial Statements

EXHIBIT 2

TierOne Bank and Subsidiaries
Lincoln, Nebraska

Consolidated Statements of Financial Condition
At June 30, 1997, 1998 and 1999 and at December 31, 2000

	December 31,	June 30,		
	2000	1999	1998	1997
		(In thousands)		
ASSETS				
Cash and due from banks	$ 24,579	$ 15,374	$ 15,258	$ 12,748
Federal funds sold	6,200	10,900	41,500	3,600
Total cash and cash equivalents	30,779	26,274	56,758	16,348
Investment securities:				
Held-to-maturity	195	28,221	27,693	94,248
Available-for-sale	153,333	61,812	--	--
Mortgage-backed securities:				
Held-to-maturity	--	63,740	87,544	85,372
Available-for-sale	--	58,114	--	750
Loans receivable, net	1,128,074	946,735	876,512	814,882
Accrued interest receivable	7,903	6,578	6,187	7,965
Federal Home Loan Bank stock	15,160	6,986	7,477	6,933
Real estate held for investment, net	--	578	588	606
Real estate owned, net	--	1,302	796	1,462
Premises and equipment	17,567	12,580	12,721	12,823
Other assets	6,463	2,910	3,329	1,846
Total assets	$ 1,359,474	$ 1,215,830	$ 1,079,605	$ 1,042,335
LIABILITIES AND RETAINED EARNINGS				
Liabilities				
Deposits	$ 1,047,836	$ 999,980	$ 959,889	$ 920,119
Overdrawn cash account in bank		4,983	5,038	5,018
Advances from Federal Home Loan Bank and other borrowings	172,449	90,498	10,532	21,569
Advances from borrowers for taxes and insurance	9,207	5,972	1,138	1,305
Accrued interest payable	11,605	8,830	8,935	8,930
Accrued expenses and other liabilities	10,505	10,557	6,898	6,482
Total liabilities	1,251,602	1,120,820	992,430	963,423
Retained earnings:				
Retained earnings, subject to certain restrictions	108,636	95,562	87,175	78,921
Cumulative other comprehensive income (loss), net	(764)	(552)	0	(9)
Total retained earnings	107,872	95,010	87,175	78,912
Total liabilities and equity	$ 1,359,474	$ 1,215,830	$ 1,079,605	$ 1,042,335

Source: TierOne Bank's Audited Financial Statements

EXHIBIT 3

TierOne Bank and Subsidiaries
Lincoln, Nebraska

Consolidated Statement of Income
For the year ended December 31, 2001

	For the Year Ended December 31, 2001
	(In thousands)
Interest income:	
Loans receivable	$ 95,139
Investment securities	8,827
Other interest-earning assets	1,179
Total interest income	105,145
Interest expense	
Deposits	47,157
Advances from Federal Home Loan Bank and other borrowings	10,028
Total interest expense	57,185
Net interest income	47,960
Provision for loan loss	3,997
Net interest income after provision for loan losses	43,963
Other income:	
Fees and service charges	6,765
Income from real estate operations, net	533
Other operating income	1,546
Net gain on sales of:	
Investments	--
Loans held-for-sale	2,091
Real estate owned	1
Total other income	10,936
Other expense:	
Salaries and employee benefits	19,571
Occupancy, net	5,360
Data processing	1,366
Advertising	1,806
Legal services	337
Other operating expense	6,156
Total other expense	34,596
Income before income taxes	20,303
Income tax expense	7,261
Net income	$ 13,042

Source: TierOne Bank's Audited Financial Statement

EXHIBIT 4

TierOne Bank and Subsidiaries
Lincoln, Nebraska

Consolidated Statements of Income
Years Ended June 30, 1997, 1998 and 1999 and December 31, 2000

	Year ended			
	December 31,	June 30,		
	2000	1999	1998	1997
	(In thousands)			
Interest income:				
Loans receivable	$ 87,550	$ 68,814	$ 68,804	$ 63,942
Investment securities	16,110	1,847	3,575	6,899
Mortgage-backed securities		4,960	5,122	5,982
Other interest-earning assets	206	4,287	3,409	1,523
Total interest income	103,866	79,908	80,910	78,346
Interest expense:				
Deposits	50,313	46,560	47,699	46,546
Advances from Federal Home Loan Bank and other borrowings	15,227	685	670	652
Total interest expense	65,540	47,245	48,369	47,198
Net interest income	38,326	32,663	32,541	31,148
Provision for loan losses	1,273	838	1,405	450
Net interest income after provision for loan losses	37,053	31,825	31,136	30,698
Other income:				
Fees and service charges	4,357	2,829	2,568	2,354
Income from real estate operations, net	521	541	589	547
Other operating income	779	576	474	335
Net gain on sales of:				
Investments	72	56	1	2
Loans held-for-sale	763	1,626	1,058	389
Real estate owned	83	269	25	7
Total other income	6,575	5,897	4,715	3,634
Other expense:				
Salaries and employee benefits	16,399	12,960	12,300	11,463
Occupancy, net	4,917	4,074	4,130	4,018
Data processing	1,280	1,307	1,291	1,154
Advertising	1,485	817	1,188	700
Other operating expense	5,448	5,357	3,804	9,962 [1]
Total other expense	29,529	24,515	22,713	27,297
Income before income taxes	14,099	13,207	13,138	7,035
Income tax expense	5,073	4,821	4,883	2,695
Net income	$ 9,026	$ 8,386	$ 8,255	$ 4,340

[1] Includes $6,989,217 for a one-time Federal insurance premium.

Source: TierOne Bank's Audited Financial Statements

EXHIBIT 5

Selected Financial Information
At December 31, 1997 through 2001

	December 31,				
	2001	2000	1999	1998	1997
			(In thousands)		
Selected Financial and Other Data:					
Total assets	$ 1,570,013	$ 1,359,474	$ 1,303,427	$ 1,116,530	$ 1,063,460
Cash and cash equivalents	34,441	30,779	35,649	101,417	77,203
Investment securities:					
Held-to-maturity	221	195	28,204	6,206	51,688
Available-for-sale	44,524	84,935	59,830	8,595	0
Mortgage-backed securities:					
Held-to-maturity	0	0	54,797	83,212	77,647
Available-for-sale	46,287	68,398	98,035	0	0
Loans receivable, net	1,393,439	1,128,074	988,874	886,366	826,075
Loans held-for-sale	14,373	3,712	2,042	3,120	2,738
Deposits	1,096,242	1,047,836	1,005,988	986,440	950,614
FHLB advances and other borrowings	303,315	172,449	170,482	5,515	10,549
Retained earnings, substantially restricted	121,755	107,872	96,899	91,235	82,844

Source: TierOne Corporation's Prospectus

EXHIBIT 6

Income and Expense Trends
For the Years Ended December 31, 1997 through 2001

	Year ended December 31,				
	2001	2000	1999	1998	1997
			(In thousands)		
Selected Operating Data:					
Total interest income	$ 105,145	$ 103,866	$ 84,814	$ 80,386	$ 79,881
Total interest expense	57,185	65,540	49,648	48,340	47,647
Net interest income	47,960	38,326	35,166	32,046	32,234
Provision for loan losses	3,997	1,273	1,132	832	1,228
Net interest income after provision for loan losses	43,963	37,053	34,034	31,214	31,006
Total noninterest income	10,936	6,575	6,069	6,096	4,050
Total noninterest expense	34,596	29,529	26,777	24,169	22,047
Income before income taxes	20,303	14,099	13,326	13,141	13,009
Income tax expense	7,261	5,073	4,898	4,803	4,843
Net income	$ 13,042	$ 9,026	$ 8,428	$ 8,338	$ 8,166

Source: TierOne Corporation's Prospectus

EXHIBIT 7

Normalized Earnings Trend
For the Years Ended December 31, 2001, 2000 and 1999

	Year Ended December 31, 2001	Years Ended December 31, 2000	Years Ended December 31, 1999
	(Dollars In Thousands)		
NET EARNINGS			
Net income before taxes	$ 20,303	$ 14,099	$ 13,326
Income tax expense	7,261	5,073	4,898
Net earnings after taxes	$ 13,042	$ 9,026	$ 8,428
NORMALIZED EARNINGS			
Net income before taxes	$ 20,303	$ 14,099	$ 13,326
Expense adjustments			
None	--	--	--
Income adjustments			
Net gain on sale of loans	(428)	0	0
Other adjustments			
None	--	--	--
Normalized earnings before taxes	$ 19,875	$ 14,099	$ 13,326
Income tax expense at effective rate	7,115	5,073	4,898
Normalized earnings after taxes	$ 12,760	$ 9,026	$ 8,428

Source: TierOne Bank's audited financial statements

EXHIBIT 8

Performance Indicators
For the Years Ended December 31, 1997 through 2001

	Year ended December 31,				
	2001	2000	1999	1998	1997
Selected Operating Ratios [1]:					
Average yield on interest-earning assets	7.54%	7.71%	7.28%	7.67%	7.89%
Average rate on interest-bearing liabilities	4.50%	5.25%	4.68%	5.03%	5.09%
Average interest rate spread [2]	3.04%	2.46%	2.60%	2.64%	2.80%
Net interest margin [2]	3.44%	2.85%	3.02%	3.06%	3.19%
Average interest-earning assets to average interest-bearing liabilities	109.77%	108.01%	109.96%	109.03%	108.04%
Net interest income after provision for loan losses to noninterest expense	127.07%	125.48%	127.10%	129.15%	140.63%
Total noninterest expense to average assets	2.40%	2.12%	2.23%	2.22%	2.10%
Efficiency Ratio [3]	58.74%	65.76%	64.94%	63.37%	60.77%
Return on average assets	0.90%	0.65%	0.70%	0.77%	0.78%
Return on average equity	11.36%	8.85%	8.90%	9.58%	10.37%
Average equity to average assets	7.96%	7.30%	7.90%	8.00%	7.50%
Asset Quality Ratios [4]:					
Nonperforming loans as a percent of total loans receivable [5]	0.11%	0.37%	0.15%	0.20%	0.13%
Nonperforming assets as a percent of total assets [5]	0.12%	0.39%	0.15%	0.21%	0.17%
Total nonperforming assets and troubled debt restructurings as a percent of assets [5]	0.14%	0.40%	0.16%	0.22%	0.34%
Allowance for loan losses as a percent of total loans receivable	0.89%	0.82%	0.87%	0.86%	0.84%
Allowance for loan losses as a percent of nonperforming loans	808.65%	220.65%	571.24%	429.26%	660.52%
Net charge-offs to average loans receivable	0.04%	0.02%	0.01%	0.02%	0.01%
Capital ratios [4]:					
Tangible capital ratio	7.66%	7.93%	7.57%	8.11%	7.78%
Core capital ratio	7.66%	7.93%	7.57%	8.11%	7.78%
Risk-based capital ratio	10.98%	12.88%	13.57%	14.41%	13.96%

[1] With the exception of end of period ratios, all ratios are based on average monthly balances during the indicated periods.

[2] Average interest rate spread represents the difference between the average yield on interest-earning assets and the average rate paid on interest-bearing liabilities and net interest margin represents net interest income as a percent of average interest-earning assets.

[3] The efficiency ratio represents the ratio of noninterest expense divided by the sum of net interest income and noninterest income.

[4] Asset quality ratios and capital ratios are end of period ratios, except of rent charge-offs to average loans receivable.

[5] Nonperforming assets consist of nonperforming loans and real estate owned. Nonperforming loans consist of all loans 90 days or more past due. It is our policy to cease accruing interest on all loans 90 days or more past due. Real estate owned consists of real estate acquired through foreclosure, real estate acquired by acceptance of a deed-in-lieu of foreclosure, in-substance foreclosures and repossessed automobiles.

EXHIBIT 9

Volume/Rate Analysis
For the Years Ended December 31, 2001 and December 31, 2000

	Year ended December 31, 2001 vs. 2000			Year ended December 31, 2000 vs. 1999		
	Increase (Decrease) Due to		Total Increase	Increase (Decrease) Due to		Total Increase
	Rate	Volume	(Decrease)	Volume	Rate	(Decrease)
	(Dollars in thousands)			(Dollars in thousands)		
Interest-earning assets:						
Federal funds sold	$ (54)	$ 1,001	$ 947	$ (3,000)	$ 669	$ (2,331)
Investment securities	(358)	(1,693)	(2,051)	2,463	373	2,836
Mortgage-backed securities	(969)	(4,237)	(5,206)	977	671	1,648
Loans receivable, net	(1,669)	9,258	7,589	14,412	2,487	16,899
Total interest-earning assets	$ (3,050)	$ 4,329	$ 1,279	$ 14,852	$ 4,200	19,052
Interest bearing liabilities:						
NOW accounts	$ 85	$ 2,153	$ 2,238	$ 323	$ 369	$ 692
Savings accounts	(26)	7	(19)	(10)	8	(2)
Money market accounts	(3,789)	(1,110)	(4,899)	(1,480)	1,089	(391)
Certificate accounts	(1,403)	927	(476)	2,165	2,441	4,606
Total deposits	(5,133)	1,977	(3,156)	998	3,907	4,905
FHLB advances and other borrowings	(3,088)	(2,111)	(5,199)	10,518	469	10,987
Total interest-bearing liabilities	(8,221)	(134)	(8,355)	11,516	4,376	15,892
Net change in net interest income	$ 5,171	$ 4,463	$ 9,634	$ 3,336	$ (176)	$ 3,160

Source: TierOne Corporation's Prospectus

EXHIBIT 10

Yield and Cost Trends
At December 31, 2001 and
For the Years Ended December 31, 1999, 2000 and 2001

	At December 31,	Year ended December 31,		
	2001	2001	2000	1999
	Yield/ Rate	Yield/ Rate	Yield/ Rate	Yield/ Rate
Interest-earning assets:				
Fed funds sold	1.75%	4.37%	5.93%	4.69%
Investment securities [1]	3.94%	6.66%	7.01%	6.45%
Mortgage-backed securities [1]	5.84%	6.04%	6.77%	6.21%
Loans receivable [2]	7.09%	7.74%	7.89%	7.62%
Total interest-earning assets	6.92%	7.54%	7.71%	7.28%
Interest-bearing liabilities:				
Interest-bearing checking accounts	1.87%	2.67%	2.58%	2.15%
Regular savings accounts	1.30%	1.51%	1.75%	1.68%
Money market accounts	2.12%	3.45%	4.57%	4.27%
Certificate accounts	4.42%	5.55%	5.80%	5.33%
Total interest-bearing deposits	3.11%	4.42%	5.03%	4.62%
FHLB advances	4.41%	4.92%	6.17%	5.56%
Total interest-bearing liabilities	3.39%	4.50%	5.25%	4.68%
Net interest income/interest rate spread	3.53%	3.04%	2.46%	2.60%
Net interest margin [3]	–	3.44%	2.85%	3.02%

[1] Includes securities available-for-sale and held-to-maturity. Investment securities also include Federal Home Loan Bank stock.

[2] Includes nonaccrual loans during the respective periods. Calculated net of deferred fees and discounts, loans in process and allowance for loan losses.

[3] Equals net interest income divided by average interest-earning assets.

Source: TierOne Corporation's Prospectus

EXHIBIT 11

Net Portfolio Value (NPV)
At December 31, 2001

Change in Interest Rates in Basis Points (Rate Shock)	Net Portfolio Value			NPV as % of Portfolio Value of Assets	
	$ Amount	$ Change	% Change	NPV Ratio	Basis Point Change
	(Dollars in thousands)				
300	$ 130,250	$ (29,517)	(18.0)%	8.16%	(159)
200	143,318	(16,449)	(10.0)%	8.88%	(87)
100	153,477	(6,290)	(4.0)%	9.43%	(32)
Static	159,767	--	--	9.75%	--
(100)	160,246	479	0.0%	9.73%	(2)
(200)	--	--	--	--	--
(300)	--	--	--	--	--

Source: TierOne Corporation's Prospectus

EXHIBIT 12

Loan Portfolio Composition
At December 31, 1997 through 2001

	At December 31,									
	2001		2000		1999		1998		1997	
	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total
					(Dollars in thousands)					
Real estate loans:										
One- to four-family residential [1]	$ 502,502	33.13%	$ 565,441	46.75%	$ 552,129	54.06%	$ 507,586	55.69%	$ 499,357	58.59%
Multi-family residential	74,209	4.89%	67,025	5.54%	61,140	5.99%	52,278	5.73%	51,253	6.01%
Commercial real estate and land	258,277	17.03%	210,654	17.42%	152,768	14.96%	123,475	13.55%	133,284	15.63%
Residential construction	113,300	7.47%	77,421	6.40%	41,558	4.07%	35,086	3.85%	36,608	4.29%
Commercial construction	95,614	6.30%	46,187	3.82%	6,800	0.66%	7,220	0.79%	9,197	1.08%
Total real estate loans	$ 1,043,902	68.82%	966,728	79.93%	814,395	79.74%	725,645	79.61%	729,699	85.60%
Commercial business	12,193	0.80%	2,755	0.23%	1,956	0.19%	1,781	0.20%	2,068	0.24%
Warehouse mortgage lines of credit	224,067	14.77%	37,173	3.07%	24,420	2.39%	46,154	5.06%	16,996	1.99%
Consumer loans:										
Home equity	45,398	2.99%	57,264	4.74%	43,683	4.28%	35,477	3.89%	27,628	3.24%
Equity lines of credit	61,839	4.08%	38,700	3.20%	34,716	3.40%	27,366	3.00%	23,807	2.79%
Home improvement	76,555	5.05%	76,015	6.29%	73,441	7.19%	53,466	5.87%	34,243	4.02%
Automobile	42,547	2.80%	22,496	1.86%	20,966	2.05%	15,251	1.67%	11,745	1.38%
Other	10,486	0.69%	8,283	0.68%	7,733	0.76%	6,347	0.70%	6,347	0.74%
Total consumer loans	236,825	15.61%	202,758	16.77%	180,539	17.68%	137,907	15.13%	103,770	12.17%
Total loans	1,516,987	100.00%	1,209,414	100.00%	1,021,310	100.00%	911,487	100.00%	852,533	100.00%
Less:										
Unearned premiums and discounts	558		30		698		533		(151)	
Discounts on loans acquired through merger	(270)		(336)		(453)		(614)		(896)	
Undisbursed portion of construction in process	(109,852)		(70,625)		(23,484)		(16,125)		(16,615)	
Deferred loan fees	(520)		(462)		(337)		(1,081)		(1,636)	
Allowance for loan losses	(13,464)		(9,947)		(8,860)		(7,834)		(7,160)	
Net loans	$ 1,393,439		$ 1,128,074		$ 988,874		$ 886,366		$ 826,075	

[1] Includes loans held-for-sale

Source: TierOne Corporation's Prospectus

EXHIBIT 13

Loan Maturity Schedule
At December 31, 2001

	One- to Four-family Residential	Warehouse Mortgage Lines of Credit	Multi-family Residential	Commercial Real Estate and Land	Residential Construction	Commercial Construction	Commercial Business	Consumer	Total Loans
					(In thousands)				
One year or less	$ 1,437	$ 224,067	$ 5,000	$ 20,542	$ 86,150	$ 940	$ 2,747	$ 14,113	$ 354,996
After one year through two years	2,202	0	15	22,238	14,693	35,822	1,766	21,820	98,556
After two years through three years	1,955	0	4,735	16,198	0	16,844	2,663	34,252	76,647
After three years through five years	5,365	0	9,290	37,444	0	1,700	2,085	110,588	166,472
After five years through ten years	56,116	0	43,193	149,349	0	10,907	1,542	32,429	293,536
After ten years through fifteen years	48,590	0	11,976	12,506	0	29,401	807	22,835	126,115
After fifteen years	386,837	0	0	0	12,457	0	583	788	400,665
Total [1]	$ 502,502	$ 224,067	$ 74,209	$ 258,277	$ 113,300	$ 95,614	$ 12,193	$ 236,825	$ 1,516,987

	Due after December 31, 2001		
	Fixed Rate	Adjustable Rate	Total
Amounts due in:		(In thousands)	
One- to four-family residential	$ 160,461	$ 340,603	$ 501,064
Multi-family residential	18,729	50,480	69,209
Commercial real estate and land	22,472	215,263	237,735
Residential construction	10,348	16,803	27,151
Commercial construction	28,523	66,151	94,674
Commercial business	7,097	2,349	9,446
Consumer	183,132	39,580	222,712
Total	$ 430,762	$ 731,229	$ 1,161,991

[1] Gross of loans in process, deferred fees, premiums and discounts and allowances for loan losses.

Source: TierOne Corporation's Prospectus

EXHIBIT 14

Loan Originations and Purchases
For the Years Ended December 31, 1999, 2000 and 2001

	For the year ended December 31,		
	2001	2000	1999
		(In thousands)	
Loan originations:			
One- to four-family residential	$ 206,051	$ 70,265	$ 115,026
Warehouse mortgage lines of credit [1]	3,841,872	1,311,926	1,339,577
Multi-family residential	14,360	4,300	20,575
Commercial real estate and land	54,017	59,670	42,344
Residential construction	73,539	69,518	55,331
Commercial construction	66,270	35,210	6,800
Consumer	99,086	86,034	80,448
Commercial business	14,701	2,287	1,506
Total loans originated	4,369,896	1,639,210	1,661,607
Loans purchased:			
One- to four-family residential - adjustable-rate	134,349	132,981	155,743
One- to four-family residential - fixed-rate	196,303	15,631	17,951
Multi-family residential	–	6,025	9,087
Commercial real estate and land	22,208	15,364	18,742
Residential construction	41,413	27,461	3,485
Commercial construction	9,655	14,927	–
Consumer	73,891	32,173	53,099
Commercial	–	262	–
Total loans originated and purchased	4,847,715	1,884,034	1,919,714
Sales and loan principal repayments:			
Loans sold - Mortgage loans	(359,010)	(60,942)	(76,338)
Loans sold - Consumer loans	(1,171)	(815)	(862)
Loan principal repayments - Mortgage	(380,038)	(239,134)	(279,973)
Loan principal repayments - Warehouse mortgage lines of credit	(3,654,978)	(1,299,172)	(1,361,310)
Loan principal repayments - Consumer	(144,945)	(95,940)	(91,245)
Total loans sold and principal repayments	(4,540,142)	(1,696,003)	(1,809,728)
Increase (decrease) due to other items, net [2]	(42,208)	(48,831)	(7,478)
Net increase (decrease) in loan portfolio	$ 265,365	$ 139,200	$ 102,508

[1] Reflects amounts advanced and repaid under such lines of credit during the period presented.
[2] Other items consist of loans in process, deferred fees, premiums and discounts and allowance for loan losses.

Source: TierOne Corporation's Prospectus

EXHIBIT 15

Delinquent Loans
At December 31, 2000 and 2001

	At December 31, 2001				At December 31, 2000			
	30-89 Days Overdue		90 or More Days Overdue		30-89 Days Overdue		90 or More Days Overdue	
	Number of Loans	Principal Balance of Loans	Number of Loans	Principal Balance of Loans	Number of Loans	Principal Balance of Loans	Number of Loans	Principal Balance of Loans
	(Dollars in thousands)							
One- to four-family residential	40	$ 6,632	14	$ 898	48	$ 2,030	13	$ 1,009
Multi-family residential	-	-	-	-	-	-	-	-
Commercial real estate	-	-	-	-	-	-	2	2,703
Residential construction	-	-	-	-	3	484	4	380
Commercial construction and land	-	-	-	-	-	-	-	-
Consumer loans	204	2,694	89	767	144	1,662	70	416
Total delinquent loans	244	$ 9,326	103	$ 1,665	195	$ 4,176	89	$ 4,508
Delinquent loans to total loans		0.61%		0.11%		0.35%		0.37%

Source: TierOne Corporation's Prospectus

EXHIBIT 16

Nonperforming Assets
For the Years Ended December 31, 1997 through 2001

	December 31,				
	2001	2000	1999	1998	1997
	(Dollars in thousands)				
Non-accruing loans:					
One- to four-family residential	$ 898	$ 1,009	$ 1,312	$ 1,101	$ 760
Multi-family residential	--	--	--	672	--
Commercial real estate	--	2703	--	--	--
Residential construction	--	380	--	--	226
Commercial construction / land	--	--	--	--	13
Consumer	767	416	239	52	85
Commercial and equipment	--	--	--	--	--
Total nonaccruing loans	1,665	4,508	1,551	1,825	1,084
Real estate owned, net [1]	168	807	352	540	672
Total nonperforming assets	1,833	5,315	1,903	2,365	1,756
Troubled debt restructurings	345	185	127	127	1,807
Total nonperforming assets and troubled debt restructurings	2,178	5,500	2,030	2,492	3,563
Total nonperforming loans as a percentage of loans, net	0.12%	0.40%	0.16%	0.20%	0.13%
Total nonperforming assets as a percentage of total assets	0.12%	0.39%	0.15%	0.21%	0.17%
Total nonperforming assets and troubled debt restructurings as a percentage of total	0.14%	0.40%	0.16%	0.22%	0.34%

[1] Real estate owned balances are shown net of related loss allowances. Includes both real property and other repossessed collateral consisting primarily of automobiles.

Source: TierOne Corporation's Prospectus

EXHIBIT 17

Classified Assets
At December 31, 2001

		December 31, 2001 (In thousands)
Classified Assets:		
Substandard assets	$	1,827
Doubtful assets		0
Loss assets		0
	$	1,827

Source: TierOne Bank's December 31, 2001, Thrift Financial Report

EXHIBIT 18

Allowance for Loan Losses
For the Years Ended December 31, 1997 through 2001

	Year ended December 31,				
	2001	2000	1999	1998	1997
			(In thousands)		
Total loans outstanding at end of period [1]	$ 1,516,987	$ 1,209,414	$ 1,021,310	$ 911,487	$ 852,533
Average loans outstanding [1]	1,228,956	1,109,365	926,748	864,848	805,388
Balance at beginning of period	9,947	8,860	7,834	7,160	6,156
Provision for loan losses	3,997	1,273	1,132	832	1,033
Charge-offs:					
Single-family	37	61	4	3	20
Multi-family	0	0	0	0	0
Commercial real estate and land	1	0	0	80	0
Construction	0	0	0	0	0
Commercial loans	0	0	0	0	0
Consumer loans	458	137	117	90	37
Total charge-offs	496	198	121	173	57
Recoveries on loans previously charged-off	16	12	15	15	28
Allowance for loan losses, end of period	13,464	9,947	8,860	7,834	7,160
Allowance for loan losses as a percent of total loans outstanding	0.89%	0.82%	0.87%	0.86%	0.84%
Allowance for loan losses as a percent of nonperforming loans	808.65%	220.65%	571.24%	429.26%	660.52%
Ratio of net charge-offs during the period to average loans outstanding during the period	0.04%	0.02%	0.01%	0.02%	0.01%

[1] Includes loans held of resale

Source: TierOne Corporation's Prospectus

EXHIBIT 19

Investment Portfolio Composition
At December 31, 1999, 2000 and 2001

	At December 31,					
	2001		2000		1999	
	Carrying Value	Market Value	Carrying Value	Market Value	Carrying Value	Market Value
			(In thousands)			
U.S. government agency obligations	$ 26,691	$ 26,691	$ 76,500	$ 76,230	$ 80,510	$ 77,973
Corporate commercial paper	12,214	11,833	8,978	8,705	9,221	9,248
Municipal obligations	221	221	195	195	194	194
AMF Arm Fund	6,000	6,000	0	0	0	0
FHLB stock	14,836	14,836	15,160	15,160	10,695	10,695
Total	$ 59,962	$ 59,581	$ 100,833	$ 100,290	$ 100,620	$ 98,110

Mortgage-backed Securities

	December 31,		
	2001	2000	1999
		(In thousands)	
Fixed rate:			
FHLMC	$ 233	$ 349	$ 4,564
FNMA	6,228	9,648	42,369
FHLMC-CMO	3101	387	851
Private-CMOs	7,582	8,314	32,612
Total fixed-rate	17,144	18,698	80,396
Adjustable rate:			
GNMA	4,608	7,058	20,330
FNMA	23,441	41,990	52,661
FHLMC	595	1,266	1,660
Total adjustable-rate	28,644	50,314	74,651
Total mortgage-backed securities	45,788	$ 69,012	$ 155,047

Source: TierOne Corporation's Prospectus

EXHIBIT 20

Mix of Deposits
At December 31, 1999, 2000 and 2001

	Year Ended December 31,					
	2001		2000		1999	
	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total
	(Dollars in thousands)					
Certificate accounts:						
1.00% - 1.99%	$ 0	0.00%	$ 0	0.00%	$ 21	0.00%
2.00% - 2.99%	32,156	2.93%	23	0.00%	38	0.00%
3.00% - 3.99%	178,062	16.25%	0	0.00%	0	0.00%
4.00% - 4.99%	126,641	11.55%	2,885	0.28%	120,058	11.93%
5.00% - 5.99%	158,226	14.43%	193,736	18.49%	370,801	36.86%
6.00% - 6.99%	39,697	3.62%	333,628	31.84%	45,062	4.48%
7.00% - 7.99%	547	0.05%	30,391	2.90%	381	0.04%
8.00% or more	7	0.00%	7	0.00%	364	0.04%
Total certificates	$ 535,336	48.83%	$ 560,670	53.51%	$ 536,725	53.35%
Transaction accounts:						
Passbook savings	$ 12,988	1.19%	$ 10,129	0.97%	$ 10,882	1.08%
Money market	295,991	27.00%	319,498	30.49%	353,643	35.15%
Interest-bearing checking	227,473	20.75%	137,735	13.14%	87,090	8.66%
Noninterest-bearing checking	24,454	2.23%	19,804	1.89%	17,648	1.76%
Total transaction accounts	$ 560,906	51.17%	$ 487,166	46.49%	$ 469,263	46.65%
Total deposits	$ 1,096,242	100.00%	$ 1,047,836	100.00%	$ 1,005,988	100.00%

Source: TierOne Corporation's Prospectus

EXHIBIT 21

Time Deposits by Rate and Maturity
December 31, 2001

	Maturing in the 12 Months Ending December 31,				
	2002	2003	2004	Thereafter	Total
			(In thousands)		
2.00% - 2.99%	$ 32,156	$ 0	$ 0	$ 0	$ 32,156
3.00% - 3.99%	167,237	10,640	185	0	178,062
4.00% - 4.99%	85,431	26,288	11,206	3,716	126,641
5.00% - 5.99%	57,875	71,657	16,211	12,483	158,226
6.00% - 6.99%	30,863	8,590	67	177	39,697
7.00% - 7.99%	547	0	0	0	547
8.00% or more	7	0	0	0	7
Total	$ 374,116	$ 117,175	$ 27,669	$ 16,376	$ 535,336

Source: TierOne Corporation's Prospectus

EXHIBIT 22

Deposit Activity
For the Years Ended December 31, 1999, 2000 and 2001

	Year ended December 31,		
	2001	2000	1999
		(In thousands)	
Net deposits (withdrawals)	$ 6,539	$ 1,936	$ (18,095)
Interest credited	41,867	39,912	37,643
Total increase (decrease) in deposits	$ 48,406	$ 41,848	$ 19,548

Source: TierOne Corporation's Prospectus

EXHIBIT 23

Borrowed Funds Activity
For the Years Ended December 31, 1999, 2000 and 2001

	At or For the Year Ended December 31,		
	2001	2000	1999
	(Dollars in thousands)		
FHLB advances:			
Average balance outstanding	$ 202,852	$ 246,789	$ 76,315
Maximum amount outstanding at any month-end during the period	$ 296,715	$ 325,365	$ 170,482
Balance outstanding at end of period	$ 296,715	$ 172,449	$ 170,482
Average interest rate during the period	4.91%	6.17%	5.56%
Weighted average interest rate at end of period	4.30%	5.66%	5.60%
FNMA MAE note:			
Average balance outstanding	$ 1,015	--	--
Maximum amount outstanding at any month-end during the period	$ 6,600	--	--
Balance outstanding at end of period	$ 6,600	--	--
Average interest rate during the period	5.77%	--	--
Weighted average interest rate at end of period	5.77%	--	--

Source: TierOne Corporation's Prospectus

EXHIBIT 24

Offices of TierOne Bank
Lincoln, Nebraska

Description and Address	Lease or Owned	Date of Lease Expiration	Net Book Value of Property [1] (In thousands)
Corporate Headquarters 1221 "N" Street Lincoln, Nebraska 68508	Leased [1]	N/A	$ 336
Main Office 1235 "N" Street Lincoln, Nebraska 68508	Owned	--	3,401
Branch Offices:			
In Nebraska			
8820 Arbor Street Omaha 68124-2030	Owned	--	351
2101 S. 42nd Street Suite #100 Omaha 68105-2900	Leased	2006	0
135 N. Cotner Street Lincoln 68505-0204	Owned	--	535
3010 N. 90th St Omaha 68134-4759	Leased	2003	5
6845 "A" Street Lincoln 68510-4199	Leased	2007	253
2120 1st Avenue Kearney 68848-0816	Owned	--	281
513 "E" Street Fairbury 68352-0022	Leased	2003	8
1612 "K" Street Ord 68862-0148	Owned	--	104
1301 Main Street Crete 68333-0126	Owned	--	115
423 West 3rd Street Alliance 69301-3307	Owned	--	37
1811 West 2nd Street, Suite #108 Grand Island 68802-2320	Owned	--	1,374

Source: TierOne Corporation's Prospectus

EXHIBIT 24 (continued)

Offices of TierOne Bank
Lincoln, Nebraska

Description and Address	Lease or Owned	Date of Lease Expiration	Net Book Value of Property [1] (In thousands)
Branch Offices:			
In Nebraska (continued)			
3939 Normal Boulevard Lincoln 68506-5217	Leased	2004	0
840 North 70th Street Lincoln 68505-2189	Leased	2003	13
220 North Dewey Street North Platte 69101-4035	Owned	--	669
211 West "C" Street McCook 69001-0339	Leased	2002	0
14100 "S" Street Omaha 68137-2600	Owned	--	306
3410 North 27th Street Lincoln 68521-1314	Owned	--	1,122
1016 Central Avenue Nebraska City 68410-2337	Owned	--	12
9628 "M" Street Omaha 68127-2054	Leased	2004	0
2625 South 140th Street Omaha 68144-2338	Owned	--	1,293
5300 South 56th Street Lincoln 68516-1833	Owned	--	289
320 Lincoln Avenue Hebron 68370-0003	Owned	--	5
647 West 2nd Street Hastings 68901-5131	Leased	2002	0
830 South "E" Street Broken Bow 68822-0445	Owned	--	16
609 Howard Avenue St Paul 68873	Owned	--	28
6424 Havelock Avenue Lincoln 68507-1331	Owned	--	162
1028 Toledo Street Sidney 69162-0197	Leased	2002	8

EXHIBIT 24 (continued)

Offices of TierOne Bank
Lincoln, Nebraska

Description and Address	Lease or Owned	Date of Lease Expiration	Net Book Value of Property [1] (In thousands)
Branch Offices:			
In Nebraska (continued)			
2001 Broadway, Suite #1 Scottsbluff 69361-1973	Owned	--	354
103 East Main Street Bloomfield 68718-0547	Owned	--	2
3301 South 13th Street Lincoln 68502-4576	Owned	--	207
1000 East Court Street Beatrice 68310-0664	Owned	--	155
114 West 15th Street Falls City 68355-0009	Owned	--	80
1301 "J" Street Auburn 68305-1964	Owned	--	158
173 South 3rd Street Tecumseh 68450-0536	Owned	--	25
314 East Square Humboldt 68376-0167	Owned	--	9
608 North Linden Wahoo 68066-0092	Owned	--	120
400 Braasch Norfolk 68701-4020	Owned	--	248
1616 North Bell Street Fremont 68025-3157	Leased	2002	0
2457 33rd Avenue, Suite F Columbus 68601-1309	Leased	2002	1
127 South 4th Street Albion 68620-0269	Leased	2002	2
203 North Lincoln West Point 68788-1409	Leased	2002	0
1850 10th Street Gering 69341-2414	Owned	--	34

EXHIBIT 24 (continued)

Offices of TierOne Bank
Lincoln, Nebraska

Description and Address	Lease or Owned	Date of Lease Expiration	Net Book Value of Property [1] (In thousands)
Branch Offices:			
In Nebraska (continued)			
1004 Avenue D Gothenburg 69138-1940	Owned	--	50
5533 South 27th Street, Suite 101 Lincoln 68512-1611	Leased	2006	77
615 North 114th Street Omaha 68154-1514	Leased	2004	343
Total branches in Nebraska	46 branches		
In Iowa			
509 West Broadway Council Bluffs 51503-0840	Leased	2025	664
201 South Locust Glenwood 51534-1727	Owned	--	83
3201 West Broadway Council Bluffs 51501-3360	Owned	--	237
700 West Thomas Avenue Shenandoah 51601-1746	Owned	--	75
509 Chestnut Street Atlantic 50022-1249	Leased	2002	2
802 North Broadway Street Red Oak 51566-1440	Owned	--	180
301 East Washington Clarinda 51632-0200	Owned	--	42
1722 Madison Avenue Council Bluffs 51503-5277	Owned [2]	--	251
205 East Erie Missouri Valley 51555-1500	Owned	--	23
Total branches in Iowa	9 branches		

Offices of TierOne Bank
Lincoln, Nebraska

Description and Address	Lease or Owned	Date of Lease Expiration	Net Book Value of Property [1]
Branch Offices:			(In thousands)
In Kansas			
200 South Jefferson Plainville 67663-0030	Owned	--	24
201 South Cedar Stockton 67669-0274	Owned	--	17
203 North 18th Street Marysville 66508-0229	Owned	--	45
Total branches in Kansas	3 branches		
TOTAL	**58**		$14,231

[1] In February 2002, the Bank purchased the office complex which was being leased as corporate headquarters. The purchase price was approximately $3.5 million. The Bank occupies approximately 13.4 percent of the space with approximately 16.3 percent being leased to other tenants.

[2] This office will be relocated to a new branch site as of June 2002.

EXHIBIT 25

LIST OF KEY OFFICERS AND DIRECTORS
As of March 2002

Name	Position(s) Held with the Bank	Age (1)	Director Since	Term Expires
Gilbert G. Lundstrom	Chairman of the Board and Chief Executive Officer	60	1994	2002
LaVern F. Roschewski	Vice Chairman of the Board	71	1982	2003
James A. Laphen	Director, President and Chief Operating Officer	53	2001	2004
Campbell R. McConnell	Director	73	1974	2004
Ann Lindley Spence	Director	67	1989	2003
Joyce Person Pocras	Director	59	1994	2002

EXECUTIVE OFFICERS WHO ARE NOT DIRECTORS

Name	Position(s) Held with the Bank	Age (1)
Eugene B. Witkowicz	Executive Vice President and Director of Finance	54
Gale R. Furnas	Executive Vice President and Director of Lending	48
Roger R. Ludemann	Executive Vice President and Director of Retail Banking	53
Larry L. Pfeil	Executive Vice President and Director of Administration	58

Source: TierOne Corporation's Prospectus

EXHIBIT 26

Key Demographic Data and Trends
Primary Market Area (Nebraska), Douglas and Lancaster Counties, Nebraska, Iowa, Kansas and the United States
1990, 2000 and 2005

	1990	2000	% Change	2005	% Change
Population					
Primary Market Area (Nebraska)	1,578,385	1,711,263	8.4%	1,745,488	2.0%
Douglas County	416,444	463,585	11.3%	478,420	3.2%
Lancaster County	213,641	250,291	17.2%	261,054	4.3%
Iowa	2,776,755	2,926,324	5.4%	2,964,366	1.3%
Kansas	2,477,574	2,688,418	8.5%	2,779,824	3.4%
United States	248,709,873	281,421,906	13.2%	294,085,892	4.5%
Households					
Primary Market Area	602,363	666,184	10.6%	680,840	2.2%
Douglas County	161,137	182,194	13.1%	188,389	3.4%
Lancaster County	82,836	99,187	19.7%	103,750	4.6%
Iowa	1,065,243	1,149,276	7.9%	1,167,664	1.6%
Kansas	946,253	1,037,891	9.7%	1,071,104	3.2%
United States	91,947,410	105,488,101	14.7%	111,070,546	5.3%
Per Capita Income					
Primary Market Area	$ 12,452	19,791	58.9%	--	--
Douglas County	14,644	24,668	68.5%	--	--
Lancaster County	13,803	22,285	61.5%	--	--
Iowa	12,422	19,507	57.0%	--	--
Kansas	13,300	20,219	52.0%	--	--
United States	12,313	22,162	80.0%	--	--
Median Household Income					
Primary Market Area	$ 26,016	37,864	45.5%	43,468	14.8%
Douglas County	29,857	43,838	46.8%	48,353	10.3%
Lancaster County	28,909	43,777	51.4%	50,536	15.4%
Iowa	26,229	38,230	45.8%	43,792	14.5%
Kansas	27,291	40,438	48.2%	47,596	17.7%
United States	28,255	41,914	48.3%	49,127	17.2%

Source: All 1990 and 2000 population and household figures are from the U.S. Census.
1990 and 2000 state and national income figures are from the U.S. Census.
All other figures are projections provided by CACI.

EXHIBIT 27

Key Housing Data
Primary Market Area, Douglas and Lancaster Counties, Nebraska, Iowa, Kansas and the United States
1990 & 2000

Occupied Housing Units	1990	2000
Primary Market Area (Nebraska)	602,363	666,184
Douglas County	161,113	182,194
Lancaster County	82,759	99,187
Iowa	1,064,325	1,149,276
Kansas	944,726	1,037,891
United States	91,947,410	105,480,101

Occupancy Rate		
Primary Market Area (Nebraska)		
Owner-Occupied	66.5%	67.4%
Renter-Occupied	33.5%	32.6%
Douglas County		
Owner-Occupied	62.7%	63.3%
Renter-Occupied	37.3%	36.7%
Lancaster County		
Owner-Occupied	60.5%	60.5%
Renter-Occupied	39.5%	39.5%
Iowa		
Owner-Occupied	70.0%	72.3%
Renter-Occupied	30.0%	27.7%
Kansas		
Owner-Occupied	67.9%	69.2%
Renter-Occupied	32.1%	30.8%
United States		
Owner-Occupied	64.2%	66.2%
Renter-Occupied	35.8%	33.8%

Median Housing Values		
Primary Market Area (Nebraska)	$50,000	N/A
Douglas County	59,300	N/A
Lancaster County	61,800	N/A
Iowa	45,500	N/A
Kansas	51,800	N/A
United States	79,098	N/A

Median Rent		
Primary Market Area (Nebraska)	$348	N/A
Douglas County	393	N/A
Lancaster County	378	N/A
Iowa	336	N/A
Kansas	372	N/A
United States	374	N/A

Source: U.S. Department of Commerce and CACI Sourcebook

EXHIBIT 28

Major Sources of Employment by Industry Group
Douglas County, Lancaster County, Nebraska and the United States
1990 & 2000

	1990					
Industry Group	Nebraska	Douglas County	Lancaster County	Iowa	Kansas	United States
Agriculture/Mining	8.6%	1.2%	2.0%	7.9%	6.2%	1.3%
Construction	5.3%	5.2%	5.3%	4.8%	5.3%	4.8%
Manufacturing	12.7%	11.5%	13.0%	17.5%	16.7%	19.2%
Transportation/Utilities	8.1%	9.0%	7.7%	6.2%	7.5%	5.9%
Wholesale/Retail	22.5%	24.0%	21.4%	22.0%	20.8%	27.5%
Finance, Insurance & Real Estate	6.8%	10.3%	7.6%	6.2%	6.3%	7.3%
Services	36.0%	38.8%	43.0%	35.4%	37.2%	34.0%

	2000					
Industry Group	Nebraska	Douglas County	Lancaster County	Iowa	Kansas	United States
Agriculture/Mining	7.7%	1.3%	N/A	5.0%	5.0%	2.7%
Construction	6.9%	6.3%	N/A	5.8%	5.7%	6.8%
Manufacturing	10.6%	9.5%	N/A	17.2%	13.0%	14.2%
Transportation/Utilities	8.2%	9.1%	N/A	6.9%	8.1%	7.4%
Wholesale/Retail	15.7%	16.3%	N/A	16.0%	16.2%	15.8%
Finance, Insurance & Real Estate	7.6%	12.1%	N/A	7.5%	5.7%	6.9%
Services	43.3%	45.4%	N/A	41.6%	46.3%	46.2%

N/A - 2000 Census data not available for Lancaster County

Source: Bureau of the Census

EXHIBIT 29

Unemployment Rates
Nebraska (Primary Market Area), Douglas County, Lancaster County, Iowa, Kansas and the United States 1998, 1999, 2000 and through November 2001

Location	1998	1999	2000	Through November 2001
Nebraska (Primary Market Area)	2.7%	2.9%	3.0%	2.9%
Douglas County	2.7%	2.8%	3.1%	3.3%
Lancaster County	2.2%	2.4%	2.6%	2.7%
Iowa	2.8%	2.5%	2.6%	2.9%
Kansas	3.8%	3.0%	3.7%	3.8%
United States	4.5%	4.2%	4.0%	5.3%

Source: Nebraska Labor Market Information

EXHIBIT 30

Market Share of Deposits
Nebraska, Douglas and Lancaster Counties and Iowa and Kansas
June 30, 2001

	Nebraska	First Federal Lincoln's Share of Nebraska ($000)	First Federal Lincoln's Share of Nebraska (%)
Banks	$ 25,668,000	---	---
Thrifts	3,091,000	$ 900,718	29.1%
Total	$ 28,759,000	$ 900,718	3.1%

	Douglas and Lancaster Counties Deposits ($000)	First Federal Lincoln's Share of Douglas and Lancaster Counties ($000)	First Federal Lincoln's Share Douglas and Lancaster Counties (%)
Banks	$ 10,074,000	---	---
Thrifts	1,654,000	$ 437,767	26.5%
Total	$ 11,728,000	$ 437,767	3.7%

First Federal Lincoln's Iowa and Kansas Deposits ($000)	First Federal Lincoln's Share of Iowa and Kansas Deposits ($000)	Iowa's and Kansas' Combined Percent of First Federal Lincoln's Deposits (%)
$ 212,270	$ 1,112,988	19.1%

Source: FDIC & OTS

EXHIBIT 31

National Interest Rates by Quarter
1998 - 2001

	1st Qtr. 1998	2nd Qtr. 1998	3rd Qtr. 1998	4th Qtr. 1998
Prime Rate	8.50%	8.50%	8.25%	7.75%
90-Day Treasury Bills	5.22%	4.93%	4.36%	4.20%
1-Year Treasury Bills	5.39%	5.19%	4.52%	4.77%
30-Year Treasury Notes	5.82%	5.70%	5.11%	5.56%

	1st Qtr. 1999	2nd Qtr. 1999	3rd Qtr. 1999	4th Qtr. 1999
Prime Rate	8.00%	8.00%	8.25%	8.50%
90-Day Treasury Bills	4.42%	4.93%	4.95%	5.30%
1-Year Treasury Bills	5.10%	5.40%	5.97%	6.19%
30-Year Treasury Notes	5.65%	5.96%	6.31%	6.38%

	1st Qtr. 2000	2nd Qtr. 2000	3rd Qtr. 2000	4th Qtr. 2000
Prime Rate	9.00%	9.50%	9.50%	9.50%
90-Day Treasury Bills	5.63%	6.04%	5.98%	5.90%
1-Year Treasury Bills	6.16%	6.18%	6.05%	6.01%
30-Year Treasury Notes	6.30%	6.25%	5.65%	5.78%

	1st Qtr. 2001	2nd Qtr. 2001	3rd Qtr. 2001	4th Qtr. 2001
Prime Rate	7.50%	6.75%	5.75%	4.75%
90-Day Treasury Bills	4.75%	3.51%	2.95%	1.74%
1-Year Treasury Bills	4.90%	3.70%	3.27%	2.35%
30-Year Treasury Notes	5.92%	5.70%	5.65%	5.62%

Source: The Wall Street Journal

EXHIBIT 32

THRIFT STOCK PRICES AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF MARCH 5, 2002

				PER SHARE								PRICING RATIOS			
		State	Exchange	Latest Price ($)	All Time High ($)	All Time Low ($)	Monthly Change (%)	Quarterly Change (%)	Book Value ($)	Assets ($)	12 Month Div. ($)	Price/ Earnings (X)	Price/ Bk. Value (%)	Price/ Assets (%)	Price/Core Earnings (X)
AKPB	Alaska Pacific Bancshares Inc.	AK	OTC BB	11.550	11.600	10.450	8.96	8.45	0.82	248.06	0.20	14.44	55.40	4.66	12.16
FFDB	FirstFed Bancorp Inc.	AL	NASDAQ	6.850	9.250	6.200	7.03	-4.86	0.53	79.62	0.38	13.98	85.95	8.60	13.17
SRN	Southern Banc Co.	AL	AMEX	10.850	11.600	9.700	-4.82	3.33	0.60	102.34	0.35	18.08	62.04	10.60	19.04
SZB	SouthFirst Bancshares Inc.	AL	AMEX	11.300	11.700	9.650	3.20	0.44	-0.55	184.20	0.60	NM	66.98	6.13	NM
FFBH	First Federal Bancshares of AR	AR	NASDAQ	23.380	23.950	19.250	0.39	5.55	1.58	219.28	0.43	14.89	102.68	10.66	14.26
HCBB	HCB Bancshares Inc.	AR	NASDAQ	14.480	14.900	8.563	4.85	14.11	0.55	159.76	0.25	27.32	84.48	9.06	27.32
PFSL	Pocahontas Bancorp Inc.	AR	NASDAQ	10.200	10.300	6.750	-0.49	20.00	0.41	107.87	0.27	24.88	101.59	9.46	13.25
SUFI	Superior Financial Corp.	AR	NASDAQ	15.300	16.980	12.900	0.75	2.68	1.42	188.14	0.00	10.85	107.67	8.13	11.25
BYFC	Broadway Financial Corp.	CA	NASDAQ	12.800	12.800	7.880	0.79	6.22	0.75	196.48	0.20	17.07	82.79	6.51	17.07
DSL	Downey Financial Corp.	CA	NYSE	47.900	58.810	32.980	4.11	33.80	4.26	393.61	0.36	11.27	184.16	12.17	11.35
FED	FirstFed Financial Corp.	CA	NYSE	26.170	36.300	21.900	0.54	9.27	2.92	273.28	0.00	9.18	138.98	9.58	9.18
GSB	Golden State Bancorp Inc.	CA	NYSE	30.630	35.330	24.070	5.29	23.16	2.88	416.12	0.40	10.75	171.40	7.36	11.39
GDW	Golden West Financial	CA	NYSE	64.320	70.000	47.150	2.42	24.41	5.18	376.68	0.26	12.69	233.47	17.08	13.02
HTHR	Hawthorne Financial Corp.	CA	NASDAQ	23.360	25.100	15.438	5.85	22.30	3.27	346.34	0.00	10.48	103.96	6.74	10.16
ITLA	ITLA Capital Corp.	CA	NASDAQ	23.101	23.400	15.900	9.48	22.23	2.82	257.45	0.00	8.49	98.14	8.97	8.49
LFCO	Life Financial Corp.	CA	NASDAQ	3.200	4.400	0.900	-8.57	77.78	-9.67	203.61	0.00	NM	43.36	1.57	NA
MBBC	Monterey Bay Bancorp Inc.	CA	NASDAQ	16.190	16.500	9.750	0.56	13.22	1.15	155.49	0.00	14.46	111.58	10.41	13.84
PFB	PFF Bancorp Inc.	CA	NYSE	29.150	29.500	19.250	0.69	8.28	2.87	225.02	0.26	11.48	134.52	12.95	11.34
PROV	Provident Financial Holdings	CA	NASDAQ	27.101	27.190	17.250	0.37	6.70	2.83	285.74	0.00	10.00	100.45	9.48	10.07
QCBC	Quaker City Bancorp Inc.	CA	NASDAQ	31.700	33.450	22.750	0.67	8.93	3.64	268.12	0.00	9.24	142.34	11.82	9.24
UPFC	United PanAm Financial Corp.	CA	NASDAQ	4.780	6.110	1.125	-0.42	-3.82	0.48	44.28	0.00	10.39	98.35	10.79	9.96
WES	Westcorp	CA	NYSE	17.150	23.700	15.450	-1.61	-3.11	1.62	281.33	0.44	10.65	113.58	6.10	10.72
HCBC	High Country Bancorp Inc.	CO	NASDAQ	17.000	17.500	14.938	0.00	-1.45	1.73	187.00	0.50	9.94	99.88	9.09	9.94
MTXC	Matrix Bancorp Inc.	CO	NASDAQ	10.800	11.600	8.650	-1.37	1.89	0.90	235.86	0.00	8.31	104.85	4.58	9.39
ANE	Alliance Bncp of New England	CT	AMEX	13.240	13.900	8.560	9.42	11.26	1.27	164.39	0.30	10.68	140.25	8.05	8.77
AMFH	American Financial Holdings	CT	NASDAQ	27.050	27.150	19.938	4.56	4.60	1.40	92.20	0.66	20.34	141.18	29.34	23.94
SBMC	Connecticut Bancshares Inc.	CT	NASDAQ	26.800	28.940	19.313	-7.23	5.68	1.26	217.74	0.42	22.52	127.92	12.31	17.29
NMIL	NewMil Bancorp Inc.	CT	NASDAQ	17.500	17.500	11.230	11.11	18.40	1.26	138.24	0.44	14.46	151.91	12.66	14.46
WBST	Webster Financial Corp.	CT	NASDAQ	35.550	37.060	26.438	7.89	16.44	2.79	241.25	0.67	13.26	173.58	14.74	13.57
IFSB	Independence Federal Svgs Bank	DC	NASDAQ	10.000	13.180	9.200	8.11	0.00	0.07	202.00	0.30	142.86	55.83	4.95	142.86
WSFS	WSFS Financial Corp.	DE	NASDAQ	17.400	18.400	12.813	1.16	-1.30	1.99	209.14	0.16	9.89	159.19	8.32	8.49
BBX	BankAtlantic Bancorp Inc.	FL	NYSE	11.190	11.430	5.420	2.19	39.88	0.79	80.12	0.11	16.22	148.61	13.97	15.76
BKUNA	BankUnited Financial Corp.	FL	NASDAQ	15.010	15.860	9.875	-5.06	7.75	0.96	220.21	0.00	16.14	125.92	6.82	17.87
CMSV	Community Savings Bankshares	FL	NASDAQ	18.940	18.990	13.625	0.42	1.07	0.67	110.94	0.44	29.14	131.44	17.07	29.14

THRIFT STOCK PRICES AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF MARCH 5, 2002

				PER SHARE								PRICING RATIOS			
		State	Exchange	Latest Price ($)	All Time High ($)	All Time Low ($)	Monthly Change (%)	Quarterly Change (%)	Book Value ($)	Assets ($)	12 Month Div. ($)	Price/ Earnings (X)	Price/ Bk. Value (%)	Price/ Assets (%)	Price/Core Earnings (X)
FDTR	Federal Trust Corp.	FL	NASDAQ	4.250	4.250	2.125	25.00	46.55	0.21	54.96	0.00	17.00	126.87	7.73	20.24
FFLC	FFLC Bancorp Inc.	FL	NASDAQ	23.250	24.030	16.750	13.41	10.45	1.77	230.97	0.52	13.44	129.31	10.07	13.44
FFFL	Fidelity Bankshares Inc.	FL	NASDAQ	17.350	17.850	10.656	0.00	15.67	NA	135.35	NA	NA	154.22	12.82	NA
FFBK	FloridaFirst Bancorp Inc.	FL	NASDAQ	17.450	17.800	13.750	2.05	6.40	1.03	119.27	0.20	17.63	101.16	14.63	17.63
HARB	Harbor Florida Bancshares Inc.	FL	NASDAQ	19.700	20.000	15.250	6.72	20.49	1.07	77.05	0.40	18.76	211.15	25.57	18.94
OCN	Ocwen Financial Corp.	FL	NYSE	9.350	10.000	5.000	0.97	24.67	-0.52	30.81	0.00	NM	131.32	30.35	NM
EBSI	Eagle Bancshares	GA	NASDAQ	15.300	16.150	12.625	-4.55	8.13	0.32	202.36	0.16	49.35	103.66	7.56	30.60
EBDC	Ebank.com Inc.	GA	OTC BB	2.250	4.300	1.650	-4.26	-27.42	-1.54	62.87	0.00	NM	175.78	3.58	NM
FGHC	First Georgia Holding Inc.	GA	NASDAQ	3.810	5.500	3.100	0.26	0.26	0.22	31.22	0.09	17.32	147.10	12.20	17.32
NTBK	NetBank Inc.	GA	NASDAQ	13.840	15.029	7.100	4.14	49.78	0.23	99.24	0.00	62.91	157.27	13.95	NM
QTMB	Quitman Bancorp Inc.	GA	OTC BB	12.250	13.000	7.875	-1.61	-1.21	0.40	128.10	0.00	31.41	94.38	9.56	23.56
FFSX	First Federal Bankshares Inc.	IA	NASDAQ	12.400	13.170	10.000	1.89	3.85	0.69	152.81	0.32	18.24	74.03	8.11	32.63
CASH	First Midwest Financial Inc.	IA	NASDAQ	13.365	14.130	11.400	-0.63	-1.37	0.72	223.96	0.52	18.56	76.28	5.97	18.06
HZFS	Horizon Financial Svcs Corp.	IA	OTC BB	8.600	9.500	6.063	-8.51	10.97	1.20	119.94	0.18	7.23	72.70	7.17	7.75
FFFD	North Central Bancshares Inc.	IA	NASDAQ	22.550	23.350	19.560	3.92	3.44	2.36	214.86	0.58	9.36	109.47	10.50	10.02
SFFC	StateFed Financial Corp.	IA	NASDAQ	9.930	11.750	8.500	-3.12	5.08	0.56	76.77	0.40	18.05	87.64	12.93	18.05
WBIO	Washington Bancorp	IA	OTC BB	18.850	19.300	14.500	0.53	0.53	2.50	230.71	0.50	7.76	81.15	8.17	8.34
FBNW	FirstBank NW Corp.	ID	NASDAQ	18.250	18.250	13.030	2.82	2.24	1.67	204.53	0.42	11.27	89.64	8.92	11.85
AFBA	Allied First Bancorp Inc.	IL	OTC BB	11.800	12.000	11.660	-0.34	NA	NA	139.92	NA	NA	72.57	8.43	NA
BNKP	BankPlus FSB	IL	OTC BB	19.950	20.250	12.046	-1.48	9.73	0.89	244.46	0.00	22.42	134.25	8.16	22.42
BFFC	Big Foot Financial Corp.	IL	NASDAQ	16.000	16.950	12.900	4.78	0.63	0.72	150.87	0.23	22.22	85.84	10.61	39.02
CFSL	Chesterfield Financial Corp.	IL	NASDAQ	17.300	17.500	13.600	1.76	6.13	NA	86.95	NA	NA	94.48	19.90	NA
CFSB	Citizens First Financial Corp.	IL	NASDAQ	17.550	18.600	13.250	-0.07	-0.06	1.39	224.85	0.23	13.40	85.99	7.81	13.40
CLOV	Clover Leaf Financial Corp.	IL	OTC BB	13.500	13.600	10.000	3.05	NA	NA	145.33	0.00	NA	NA	NA	NA
ESDF	East Side Financial Inc.	IL	Pink Sheet	30.500	31.000	30.000	0.00	-1.61	2.36	280.58	0.25	12.92	71.16	10.87	22.93
EFC	EFC Bancorp Inc.	IL	AMEX	13.900	14.500	10.350	-1.49	-2.80	1.09	146.19	0.50	12.87	93.29	9.51	12.87
FBCI	Fidelity Bancorp Inc.	IL	NASDAQ	19.700	19.933	13.750	0.51	9.04	1.97	219.64	0.32	10.48	123.90	8.97	10.88
FBTC	First BancTrust Corp.	IL	NASDAQ	14.950	15.800	11.250	0.74	-3.55	NA	125.85	NA	NA	80.20	11.88	NA
FFBI	First Federal Bancshares Inc.	IL	NASDAQ	16.100	17.300	14.250	-5.29	-1.71	0.99	111.67	0.26	17.69	75.59	14.42	17.13
FSFF	First SecurityFed Financial	IL	NASDAQ	19.500	20.750	15.563	-6.02	1.30	1.55	98.38	0.52	11.68	103.01	19.82	13.09
GTPS	Great American Bancorp	IL	NASDAQ	21.030	23.370	14.063	3.85	10.68	1.29	194.13	0.44	16.82	98.27	10.83	16.82
HMLK	Hemlock Federal Financial Corp	IL	NASDAQ	24.120	26.000	17.875	-3.05	2.64	2.18	284.98	0.54	11.43	117.03	8.46	12.63
KNK	Kankakee Bancorp Inc.	IL	AMEX	36.500	36.550	22.750	4.29	36.40	2.52	397.78	0.48	13.93	108.60	9.18	16.37
MAFB	MAF Bancorp Inc.	IL	NASDAQ	32.270	32.350	25.260	6.12	11.16	2.62	243.45	0.46	12.61	170.11	13.26	12.70

THRIFT STOCK PRICES AND PRICING RATIOS

PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS

(EXCLUDING MUTUAL HOLDING COMPANIES)

AS OF MARCH 5, 2002

				PER SHARE								PRICING RATIOS			
		State	Exchange	Latest Price ($)	All Time High ($)	All Time Low ($)	Monthly Change (%)	Quarterly Change (%)	Book Value ($)	Assets ($)	12 Month Div. ($)	Price/ Earnings (X)	Price/ Bk. Value (%)	Price/ Assets (%)	Price/Core Earnings (X)
MCPH	Midland Capital Holdings Corp.	IL	OTC BB	18.000	25.000	14.500	11.11	-10.00	1.49	404.52	0.37	12.16	65.65	4.45	12.16
NBSI	North Bancshares Inc.	IL	NASDAQ	12.500	14.500	10.500	4.17	0.00	0.42	117.83	0.44	29.76	107.20	10.61	30.49
PFED	Park Bancorp Inc.	IL	NASDAQ	18.560	19.100	14.875	-2.32	4.50	1.30	197.97	0.48	14.73	83.60	9.37	16.42
UMBR	Umbrella Bancorp Inc.	IL	OTC BB	9.500	14.125	7.400	15.15	-5.09	1.81	346.09	0.15	5.72	81.90	2.74	NM
WTWN	West Town Bancorp Inc.	IL	OTC BB	12.000	12.000	12.000	0.00	0.00	0.37	268.65	0.00	32.43	58.74	4.47	32.43
AMFC	AMB Financial Corp.	IN	NASDAQ	10.840	11.625	8.000	8.40	7.33	1.12	164.50	0.24	9.94	79.65	6.59	11.53
ASBI	Ameriana Bancorp	IN	NASDAQ	13.850	14.650	10.500	1.85	6.62	1.06	162.52	0.60	11.45	101.61	8.52	13.32
BRBI	Blue River Bancshares Inc.	IN	NASDAQ	5.070	5.150	3.438	9.98	20.71	-0.58	97.90	0.00	NM	55.59	5.18	NM
CITZ	CFS Bancorp Inc.	IN	NASDAQ	13.510	14.870	10.750	-0.37	-1.75	0.80	117.72	0.36	17.55	107.48	11.48	20.78
CSFC	City Savings Financial Corp.	IN	OTC BB	13.250	13.250	10.000	1.92	NA	NA	142.37	NA	NA	74.65	9.31	NA
FFWC	FFW Corp.	IN	NASDAQ	14.300	14.400	11.125	2.88	9.16	1.47	166.16	0.54	9.73	88.93	8.61	9.73
FFED	Fidelity Federal Bancorp	IN	NASDAQ	2.500	3.950	1.500	-0.79	6.38	0.02	30.00	0.00	62.50	128.21	8.33	NM
FBEI	First Bancorp of Indiana Inc.	IN	NASDAQ	13.300	16.050	12.250	-4.93	-0.75	0.73	101.97	0.22	19.00	75.70	13.04	17.50
FCAP	First Capital Inc.	IN	NASDAQ	14.250	14.750	10.500	1.06	8.70	1.23	108.62	0.46	11.40	108.45	13.12	11.59
HFSK	HFS Bank FSB	IN	Pink Sheet	12.650	13.000	9.050	-1.17	3.27	1.04	119.26	0.34	12.28	134.15	10.61	12.28
HBBI	Home Building Bancorp	IN	OTC BB	16.650	16.650	11.000	12.50	16.35	1.25	165.75	0.31	13.32	72.11	10.05	13.65
HOMF	Home Federal Bancorp	IN	NASDAQ	21.150	22.220	16.000	7.36	17.11	2.22	193.67	0.55	9.84	123.68	10.92	9.66
HWEN	Home Financial Bancorp	IN	NASDAQ	3.990	4.625	3.438	5.00	-1.24	0.37	50.04	0.11	10.78	88.27	7.97	11.40
LNCB	Lincoln Bancorp	IN	NASDAQ	17.250	18.000	12.500	3.60	8.83	0.85	95.57	0.37	20.54	103.11	18.05	20.54
LOGN	Logansport Financial Corp.	IN	NASDAQ	16.900	17.020	11.375	-0.71	14.58	1.29	133.45	0.48	13.31	100.48	12.66	13.31
LSBI	LSB Financial Corp.	IN	NASDAQ	16.440	16.950	12.210	-0.96	2.75	1.62	203.77	0.40	10.34	93.68	8.07	10.34
MFBC	MFB Corp.	IN	NASDAQ	21.250	21.870	18.000	0.71	3.66	2.19	308.14	0.40	9.93	81.32	6.90	9.84
MFSF	MutualFirst Financial Inc.	IN	NASDAQ	16.500	16.500	13.875	4.43	9.63	1.16	115.07	0.32	14.22	100.67	14.34	14.22
NEIB	Northeast Indiana Bancorp	IN	NASDAQ	13.010	13.900	10.440	-5.38	-6.40	1.28	153.74	0.45	10.41	76.76	8.46	10.41
NWIN	NorthWest Indiana Bancorp	IN	OTC BB	22.100	22.100	20.000	3.03	5.24	1.73	161.53	1.04	12.92	168.06	13.68	13.15
PFDC	Peoples Bancorp	IN	NASDAQ	16.400	16.875	14.500	-1.20	2.50	1.40	140.54	0.58	11.80	98.09	11.67	11.88
PBNC	PFS Bancorp Inc.	IN	NASDAQ	13.850	14.400	10.000	2.97	-2.81	NA	NA	NA	NA	NA	NA	NA
RIVR	River Valley Bancorp	IN	NASDAQ	23.200	26.000	16.020	-6.26	17.77	2.25	230.95	0.45	10.50	106.81	10.05	10.55
SFBI	Security Financial Bancorp Inc	IN	NASDAQ	20.050	20.700	16.250	-0.89	-1.23	0.59	103.63	0.00	33.98	103.89	19.35	28.24
SOBI	Sobieski Bancorp Inc.	IN	NASDAQ	14.250	15.000	12.375	5.95	5.17	1.11	202.50	0.32	12.84	71.11	7.04	14.11
UCBC	Union Community Bancorp	IN	NASDAQ	14.490	15.000	12.400	1.97	4.55	0.93	67.81	0.60	15.58	90.17	21.37	15.58
FFOL	First Federal of Olathe Bncp	KS	OTC BB	22.000	27.500	18.750	2.09	-4.39	1.75	108.71	0.40	12.64	81.18	20.24	12.64
FFSL	First Independence Corp.	KS	NASDAQ	14.350	14.850	12.500	0.35	-2.38	1.57	161.25	0.45	6.52	92.70	8.90	9.50
FKAN	First Kansas Financial Corp.	KS	NASDAQ	14.300	15.000	13.250	2.14	-1.38	0.64	148.80	0.20	22.34	85.27	9.61	19.86

KELLER & COMPANY
Dublin, Ohio
614-766-1426

THRIFT STOCK PRICES AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF MARCH 5, 2002

				PER SHARE								PRICING RATIOS			
		State	Exchange	Latest Price ($)	All Time High ($)	All Time Low ($)	Monthly Change (%)	Quarterly Change (%)	Book Value ($)	Assets ($)	12 Month Div. ($)	Price/ Earnings (X)	Price/ Bk. Value (%)	Price/ Assets (%)	Price/Core Earnings (X)
CKFB	CKF Bancorp Inc.	KY	NASDAQ	17.500	18.250	11.750	5.11	5.42	1.51	207.70	0.67	10.61	89.42	8.43	11.67
FFKY	First Federal Financial Corp.	KY	NASDAQ	18.480	19.490	13.500	-2.69	4.11	1.78	162.43	0.72	10.38	121.98	11.38	10.38
FKKY	Frankfort First Bancorp Inc.	KY	NASDAQ	17.200	17.700	13.375	2.93	3.68	1.19	117.05	1.08	14.58	118.05	14.69	14.58
HFFB	Harrodsburg First Fin Bancorp	KY	NASDAQ	11.400	13.000	10.750	0.71	0.97	0.48	106.36	0.60	23.75	63.02	10.72	23.75
HFBA	HFB Financial Corp.	KY	NASDAQ	13.900	14.500	11.000	-0.71	-0.71	1.16	173.53	0.38	12.09	85.91	8.01	13.11
HFBC	HopFed Bancorp Inc.	KY	NASDAQ	10.300	12.650	10.110	-8.53	-17.20	0.40	74.26	0.44	25.75	85.12	13.87	14.11
KYF	Kentucky First Bancorp Inc.	KY	AMEX	12.910	13.120	11.000	1.33	1.33	0.89	85.01	0.60	14.84	95.42	15.19	14.84
ANA	Acadiana Bancshares Inc.	LA	AMEX	25.400	25.600	18.750	2.01	15.98	2.12	266.54	0.60	12.70	112.14	9.53	12.83
ALGC	Algiers Bancorp Inc.	LA	OTC BB	8.700	9.250	8.450	2.96	2.96	-1.39	103.18	0.00	NM	64.64	8.43	NM
FPBF	FPB Financial Corp.	LA	OTC BB	14.750	14.750	11.750	5.36	9.26	1.33	220.67	0.28	11.09	67.41	6.68	11.09
GLBP	Globe Bancorp Inc.	LA	OTC BB	12.360	12.360	10.550	7.95	7.95	NA	96.60	NA	NA	59.14	12.80	NA
GSLA	GS Financial Corp.	LA	NASDAQ	15.100	15.500	14.190	0.20	6.41	1.04	113.33	0.36	14.52	70.93	13.32	19.11
HSTD	Homestead Bancorp Inc.	LA	NASDAQ	9.690	9.840	9.030	4.31	3.09	0.59	127.83	0.24	17.30	73.80	7.58	19.00
IBLB	IBL Bancorp Inc.	LA	OTC BB	12.500	12.500	10.875	0.00	0.00	1.09	157.15	0.20	12.14	66.60	7.95	12.14
TSH	Teche Holding Co.	LA	AMEX	21.400	22.250	16.500	-1.61	11.46	2.14	211.03	0.50	10.39	97.27	10.14	10.49
ABBK	Abington Bancorp Inc.	MA	NASDAQ	15.620	16.850	13.000	-0.83	2.09	1.09	246.99	0.40	16.44	124.36	6.32	11.24
BYS	Bay State Bancorp	MA	AMEX	40.510	40.550	28.400	6.61	10.08	3.04	320.21	0.60	14.07	117.01	12.65	14.02
BHL	Berkshire Hills Bancorp Inc.	MA	AMEX	22.000	22.080	16.750	3.19	12.24	1.42	160.59	0.43	16.30	101.48	13.70	19.82
BFD	BostonFed Bancorp Inc.	MA	AMEX	23.900	25.260	20.500	-0.62	3.64	2.18	330.48	0.58	11.66	111.73	7.23	12.65
CEBK	Central Bancorp Inc.	MA	NASDAQ	27.620	29.500	17.625	3.25	11.37	1.57	262.21	0.40	17.59	117.18	10.53	19.45
FCB	Falmouth Bancorp Inc.	MA	AMEX	21.750	21.750	16.000	4.82	3.57	1.65	160.52	0.45	13.59	117.06	13.55	14.22
FESX	First Essex Bancorp Inc.	MA	NASDAQ	26.970	29.550	19.000	2.55	-5.80	2.27	211.36	0.82	12.37	162.27	12.76	12.37
FAB	FIRSTFED AMERICA BANCORP	MA	AMEX	20.500	20.500	14.950	9.10	16.94	2.22	273.10	0.48	9.67	98.46	7.51	9.86
HIFS	Hingham Instit. for Savings	MA	NASDAQ	25.200	26.250	18.375	-0.20	7.33	2.49	188.63	0.76	10.24	153.85	13.36	10.41
IPSW	Ipswich Bancshares Inc.	MA	NASDAQ	20.150	20.200	9.250	52.65	55.00	1.40	166.76	0.50	14.71	256.69	12.08	14.50
LSBX	LSB Corp.	MA	NASDAQ	12.450	14.000	9.810	1.22	1.63	0.77	100.07	0.40	16.82	100.81	12.44	17.05
MAFN	Massachusetts Fincorp Inc.	MA	OTC BB	20.000	21.400	12.500	11.11	40.45	1.56	230.31	0.00	13.25	106.72	8.68	12.90
MASB	MASSBANK Corp.	MA	NASDAQ	41.999	43.300	32.000	0.00	16.66	3.44	308.55	1.26	12.50	115.03	13.61	17.00
MFLR	Mayflower Co-operative Bank	MA	NASDAQ	13.550	14.800	10.125	-1.60	2.26	1.03	129.98	0.60	14.73	125.35	10.42	12.78
MDBK	Medford Bancorp Inc.	MA	NASDAQ	24.700	24.990	17.300	6.05	22.28	1.76	182.68	0.54	14.36	171.17	13.52	15.94
MYST	Mystic Financial Inc.	MA	NASDAQ	15.350	16.050	13.320	8.56	3.37	0.68	191.43	0.32	23.26	90.40	8.02	15.51
PORT	Port Financial Corp.	MA	NASDAQ	32.150	32.180	17.750	15.86	22.29	1.74	196.12	0.24	18.80	143.46	16.39	23.30
SCFS	Seacoast Financial Services	MA	NASDAQ	19.020	19.300	13.050	5.67	18.14	1.32	137.65	0.34	14.52	151.31	13.82	14.98
WRNB	Warren Bancorp Inc.	MA	NASDAQ	10.500	10.500	8.000	3.14	14.75	0.97	62.80	0.45	11.17	182.61	16.72	11.41

THRIFT STOCK PRICES AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF MARCH 5, 2002

				PER SHARE								PRICING RATIOS			
		State	Exchange	Latest Price ($)	All Time High ($)	All Time Low ($)	Monthly Change (%)	Quarterly Change (%)	Book Value ($)	Assets ($)	12 Month Div. ($)	Price/ Earnings (X)	Price/ Bk. Value (%)	Price/ Assets (%)	Price/Core Earnings (X)
WRO	Woronoco Bancorp Inc.	MA	AMEX	18.600	18.990	14.410	0.54	12.73	1.25	178.74	0.32	16.32	99.52	10.41	16.17
BKMD	American Bank	MD	OTC BB	7.000	7.350	4.000	-3.45	6.06	0.41	80.39	0.02	16.28	98.04	8.71	17.07
BUCS	BUCS Financial Corp	MD	OTC BB	17.700	17.700	13.000	5.36	5.67	NA	208.53	NA	NA	74.56	8.49	NA
CECB	Cecil Bancorp Inc.	MD	OTC BB	18.300	20.000	16.700	4.57	6.09	1.14	202.93	0.40	16.34	96.01	9.02	16.34
EQSB	Equitable Bank	MD	NASDAQ	27.420	28.200	20.000	0.62	9.46	2.15	358.68	0.00	13.64	128.43	7.64	13.64
WSB	Washington Savings Bank, FSB	MD	AMEX	5.900	6.650	3.500	-2.32	-0.17	0.82	61.82	0.10	7.97	89.53	9.54	9.83
WHGB	WHG Bancshares Corp.	MD	NASDAQ	13.960	14.000	10.250	5.36	16.33	0.33	127.54	0.36	43.63	105.92	10.95	43.63
WPBC	Wyman Park Bancorp.	MD	OTC BB	9.560	10.000	6.875	12.47	24.16	0.56	83.16	0.00	18.38	88.44	11.50	18.38
NBN	Northeast Bancorp	ME	AMEX	14.090	14.090	10.000	4.76	10.51	1.41	169.99	0.25	10.14	112.36	8.29	10.36
CTZN	Citizens First Bancorp Inc.	MI	NASDAQ	19.100	19.100	13.000	13.69	22.04	NA	101.89	0.08	20.99	115.41	18.75	NA
FBC	Flagstar Bancorp Inc.	MI	NYSE	23.200	26.000	13.633	17.77	5.55	4.07	350.28	0.27	6.14	152.63	6.62	6.14
MSBF	MSB Financial Inc.	MI	NASDAQ	12.750	12.750	8.250	15.91	21.43	1.37	73.17	0.38	9.51	100.87	17.42	9.51
STBI	Sturgis Bancorp	MI	OTC BB	9.120	9.650	5.125	12.59	18.75	0.87	89.87	0.25	10.13	100.77	10.15	10.48
FFHH	FSF Financial Corp.	MN	NASDAQ	18.490	19.750	14.060	0.27	5.30	2.00	242.36	0.70	9.63	93.95	7.63	9.63
HMNF	HMN Financial Inc.	MN	NASDAQ	15.600	17.100	13.500	0.97	-1.27	1.45	163.62	0.52	11.39	95.06	9.53	10.54
MIVI	Mississippi View Holding Co.	MN	Pink Sheet	16.070	17.000	9.000	1.07	10.64	1.59	137.29	0.16	10.37	78.35	11.71	10.37
WEFC	Wells Financial Corp.	MN	NASDAQ	19.995	21.250	16.410	2.28	13.29	2.91	197.76	0.64	7.17	98.84	10.11	7.17
CBES	CBES Bancorp Inc.	MO	NASDAQ	13.000	14.750	10.875	-5.80	-7.14	-0.76	145.42	0.32	NM	78.22	8.94	NM
FBSI	First Bancshares Inc.	MO	NASDAQ	14.100	14.250	9.650	17.50	2.17	1.02	139.35	0.16	14.39	96.77	10.12	14.39
GFED	Guaranty Federal Bcshs Inc.	MO	NASDAQ	14.100	15.130	10.600	-2.02	0.21	0.88	101.02	0.49	16.40	106.02	13.96	18.08
LXMO	Lexington B&L Financial Corp.	MO	NASDAQ	13.250	13.250	12.050	1.92	3.11	0.83	185.69	0.30	15.96	69.88	7.14	17.91
NASB	NASB Financial Inc.	MO	NASDAQ	17.950	18.250	11.875	7.49	-1.64	2.17	116.85	0.50	8.35	153.42	15.36	9.70
PFSI	PFSB Bancorp Inc.	MO	OTC BB	12.990	12.990	10.110	8.25	10.08	0.47	170.85	0.45	28.87	59.78	7.60	29.52
PULB	Pulaski Financial Corp.	MO	NASDAQ	20.000	20.400	10.260	8.99	19.05	1.34	114.04	0.29	15.38	180.51	17.54	16.81
SMBC	Southern Missouri Bancorp Inc.	MO	NASDAQ	17.100	17.100	13.000	3.01	6.88	1.44	210.05	0.50	12.04	88.60	8.14	12.04
EFBC	Empire Federal Bancorp Inc.	MT	NASDAQ	14.250	15.490	13.125	-0.14	-3.72	0.82	98.55	0.46	17.38	73.99	14.46	17.38
CDLC	Coddle Creek Financial Corp.	NC	OTC BB	32.000	32.000	26.000	6.67	5.26	-0.12	218.13	20.70	NM	107.89	14.67	NM
COOP	Cooperative Bankshares Inc.	NC	NASDAQ	12.043	13.500	9.500	2.06	8.00	1.03	161.57	0.20	11.81	101.54	7.45	12.16
KSAV	KS Bancorp Inc.	NC	OTC BB	16.550	18.000	12.000	0.91	10.33	1.16	141.57	0.64	14.52	112.82	11.69	17.61
MTUC	Mutual Community Savings Bank	NC	OTC BB	10.300	10.500	6.200	0.00	24.85	0.49	203.58	0.54	21.02	43.61	5.06	30.29
SSFC	South Street Financial Corp.	NC	NASDAQ	6.980	8.000	6.220	-2.38	-0.29	0.31	68.64	0.40	22.52	91.84	10.17	22.52
CFB	Commercial Federal Corp.	NE	NYSE	25.100	28.550	20.030	3.00	-1.34	1.93	280.62	0.31	13.01	157.07	8.94	16.41
NHTB	New Hampshire Thrift Bncshrs	NH	NASDAQ	16.000	16.800	12.000	0.06	4.92	1.18	256.52	0.64	13.56	107.38	6.24	13.91
FNSW	Farnsworth Bancorp Inc.	NJ	OTC BB	12.800	12.800	10.500	6.22	10.15	0.15	198.26	0.00	85.33	83.28	6.46	NM

THRIFT STOCK PRICES AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF MARCH 5, 2002

				PER SHARE								PRICING RATIOS			
		State	Exchange	Latest Price ($)	All Time High ($)	All Time Low ($)	Monthly Change (%)	Quarterly Change (%)	Book Value ($)	Assets ($)	12 Month Div. ($)	Price/ Earnings (X)	Price/ Bk. Value (%)	Price/ Assets (%)	Price/Core Earnings (X)
FSLA	First Sentinel Bancorp Inc.	NJ	NASDAQ	13.050	13.570	10.438	1.95	6.70	0.84	69.13	0.30	15.91	175.40	18.88	16.11
FMCO	FMS Financial Corp.	NJ	NASDAQ	9.500	9.870	6.250	3.26	6.98	0.81	143.88	0.12	11.73	122.27	6.60	11.88
OCFC	OceanFirst Financial Corp.	NJ	NASDAQ	27.530	27.530	21.500	3.89	12.69	2.07	178.85	0.84	14.88	185.01	15.39	13.90
PBCI	Pamrapo Bancorp Inc.	NJ	NASDAQ	26.700	27.250	21.250	2.11	4.91	1.94	209.38	1.44	13.76	144.79	12.75	13.76
PFSB	PennFed Financial Services Inc	NJ	NASDAQ	24.670	25.000	18.800	5.52	19.18	1.82	241.41	0.20	14.51	154.19	10.22	14.51
AABC	Access Anytime Bancorp Inc.	NM	NASDAQ	8.180	9.050	6.000	6.93	7.63	0.46	118.23	0.00	18.59	94.68	6.92	18.59
GUPB	GFSB Bancorp Inc.	NM	NASDAQ	15.000	15.000	11.250	18.58	15.38	1.64	173.51	0.37	9.43	109.49	8.65	9.55
AHCI	Ambanc Holding Co.	NY	NASDAQ	21.470	22.000	17.625	-0.23	1.04	0.90	149.60	0.62	24.40	119.01	14.35	34.63
ASFC	Astoria Financial Corp.	NY	NASDAQ	30.100	31.500	24.660	3.79	21.20	2.43	249.74	0.61	12.81	183.09	12.05	12.65
CNY	Carver Bancorp Inc.	NY	AMEX	10.650	11.400	8.150	-5.75	9.79	1.20	195.74	0.05	9.34	74.42	5.44	20.48
DCOM	Dime Community Bancshares Inc.	NY	NASDAQ	29.510	30.150	16.292	1.62	17.52	1.97	161.65	0.53	15.95	208.11	18.26	16.13
ESBK	Elmira Savings Bank	NY	NASDAQ	25.300	27.000	18.636	-3.07	7.66	2.58	317.64	0.67	9.81	112.05	7.97	10.28
FLBC	Finger Lakes Bancorp Inc.	NY	NASDAQ	11.100	11.410	7.625	1.83	3.74	0.59	102.70	0.24	18.81	101.00	10.81	22.65
FFIC	Flushing Financial Corp.	NY	NASDAQ	16.950	18.950	11.667	-0.29	9.35	1.22	110.29	0.31	14.49	171.39	15.37	14.49
GPT	GreenPoint Financial Corp.	NY	NYSE	44.580	44.600	30.340	3.55	24.39	4.50	202.34	1.00	NM	242.41	22.03	10.20
HRBT	Hudson River Bancorp	NY	NASDAQ	22.880	24.580	13.500	-2.64	3.30	1.29	125.87	0.32	18.30	138.08	18.18	18.02
ICBC	Independence Comm. Bank Corp.	NY	NASDAQ	27.460	27.500	16.313	6.02	15.82	1.64	130.62	0.35	17.38	182.10	21.02	17.60
NYCB	New York Community Bancorp	NY	NASDAQ	29.450	31.367	17.028	6.74	28.60	1.36	90.38	0.54	21.98	293.03	32.58	22.65
PBKO	Peoples Bankcorp Inc.	NY	OTC BB	20.000	20.000	14.000	0.00	0.00	0.98	214.72	0.05	21.98	85.73	9.31	21.98
RSLN	Roslyn Bancorp Inc.	NY	NASDAQ	20.370	22.380	14.500	2.00	15.87	1.36	100.29	0.46	15.91	311.94	20.31	15.55
SIB	Staten Island Bancorp Inc.	NY	NYSE	18.600	19.970	11.320	-1.22	25.68	1.16	95.91	0.32	16.17	210.41	19.39	16.17
TRYF	Troy Financial Corp.	NY	NASDAQ	27.380	27.380	14.250	0.37	13.37	1.23	113.21	0.40	23.20	161.34	24.19	23.40
WSBI	Warwick Community Bancorp	NY	NASDAQ	22.890	22.890	14.850	6.47	10.58	1.27	161.60	0.39	18.46	141.73	14.16	17.47
YFCB	Yonkers Financial Corp.	NY	NASDAQ	28.800	28.880	16.813	0.00	0.95	1.27	248.98	0.38	23.41	160.54	11.57	16.00
ASBP	ASB Financial Corp.	OH	NASDAQ	10.200	10.980	8.600	-1.45	-0.87	0.79	90.50	0.47	13.42	104.29	11.27	13.97
CAFI	Camco Financial Corp.	OH	NASDAQ	12.820	13.750	10.600	-0.23	6.83	1.15	143.04	0.48	10.77	108.00	8.96	10.42
CF	Charter One Financial	OH	NYSE	30.950	31.324	24.524	3.96	12.34	2.25	170.16	0.75	14.00	237.16	18.19	16.38
CIBI	Community Investors Bancorp	OH	NASDAQ	9.900	12.970	8.313	1.54	4.21	1.09	100.85	0.29	9.34	92.26	9.82	9.52
FFDF	FFD Financial Corp.	OH	NASDAQ	12.150	12.500	8.375	0.75	4.20	1.04	109.04	0.37	11.80	92.05	11.14	12.27
FDEF	First Defiance Financial	OH	NASDAQ	16.100	18.000	13.125	0.63	9.52	2.11	165.25	0.49	7.85	99.38	9.74	7.82
FFBZ	First Federal Bancorp Inc.	OH	NASDAQ	6.860	7.650	4.750	2.54	10.65	0.85	72.57	0.18	8.68	110.65	9.45	8.47
FFFB	First Federal Finl Bncp Inc.	OH	OTC BB	15.250	15.250	11.100	8.93	32.03	0.68	155.94	0.28	22.43	77.25	9.78	22.43
FFHS	First Franklin Corp.	OH	NASDAQ	10.070	10.600	8.500	0.10	-3.64	0.71	173.31	0.30	14.18	73.24	5.81	14.59
FNFI	First Niles Financial Inc.	OH	NASDAQ	13.200	13.310	10.500	2.72	5.60	0.57	63.40	0.46	23.16	111.39	20.82	30.00

THRIFT STOCK PRICES AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF MARCH 5, 2002

				PER SHARE								PRICING RATIOS			
		State	Exchange	Latest Price ($)	All Time High ($)	All Time Low ($)	Monthly Change (%)	Quarterly Change (%)	Book Value ($)	Assets ($)	12 Month Div. ($)	Price/ Earnings (X)	Price/ Bk. Value (%)	Price/ Assets (%)	Price/Core Earnings (X)
FPFC	First Place Financial Corp.	OH	NASDAQ	16.840	16.840	11.320	2.68	3.69	1.20	113.29	0.50	14.27	129.44	14.86	13.80
GCFC	Grand Central Financial Corp.	OH	NASDAQ	9.900	10.500	8.510	-2.17	-3.41	0.38	74.90	0.29	26.76	95.10	13.22	23.02
HCFC	Home City Financial Corp.	OH	NASDAQ	11.300	13.650	10.625	4.15	-4.64	1.25	183.38	0.44	11.65	76.15	6.16	13.45
HLFC	Home Loan Financial Corp.	OH	NASDAQ	10.810	11.500	8.250	0.56	2.76	0.97	77.13	0.44	11.50	90.92	14.02	11.62
IDVB	Indian Village Bancorp Inc.	OH	OTC BB	13.700	14.250	10.875	-3.86	10.93	1.20	195.33	0.33	11.42	61.27	7.01	16.12
LWFH	Lawrence Financial Holdings	OH	OTC BB	17.700	17.750	11.370	10.63	16.07	0.80	176.13	0.07	22.13	87.02	10.05	22.69
LNXC	Lenox Bancorp Inc.	OH	OTC BB	8.000	12.750	8.000	-14.89	-21.95	-0.92	184.36	0.00	NM	51.78	4.34	NM
METF	Metropolitan Financial Corp.	OH	NASDAQ	2.750	4.250	2.450	-1.79	-16.92	-0.23	194.35	0.00	NM	48.67	1.42	NM
PCBI	Peoples Community Bancorp Inc.	OH	NASDAQ	19.150	20.700	13.500	0.23	2.41	1.13	183.02	0.00	16.95	120.06	10.46	NM
PFFC	Peoples Financial Corp.	OH	NASDAQ	12.120	12.300	5.750	-0.33	1.00	0.36	86.01	0.24	33.67	143.94	14.09	57.71
POHF	Peoples Ohio Financial	OH	OTC BB	3.250	4.730	2.900	-5.80	-23.53	0.34	29.15	0.05	9.85	110.17	11.15	9.85
PSFC	Peoples-Sidney Financial Corp.	OH	NASDAQ	11.000	11.000	8.563	2.52	3.87	0.51	92.63	0.33	21.57	95.65	11.87	23.40
PFOH	Perpetual Federal Savings Bank	OH	OTC BB	17.300	17.750	14.300	7.12	8.13	1.72	123.15	0.85	10.06	91.39	14.05	10.06
PTRS	Potters Financial Corp.	OH	NASDAQ	21.840	22.050	12.000	-0.50	0.41	1.67	147.17	0.45	NA	164.46	14.84	14.56
PVFC	PVF Capital Corp.	OH	NASDAQ	10.600	14.000	8.409	-5.36	-3.64	1.32	133.13	0.28	8.28	109.17	7.96	8.28
UCFC	United Community Finl Corp.	OH	NASDAQ	7.720	8.700	6.250	7.22	8.89	0.49	54.53	0.30	16.08	105.18	14.16	15.76
WOFC	Western Ohio Financial Corp.	OH	NASDAQ	19.400	19.450	17.250	4.58	0.78	1.06	185.68	1.00	17.96	80.90	10.45	18.30
WFI	Winton Financial Corp.	OH	AMEX	10.000	10.500	8.100	5.37	10.50	0.96	108.98	0.34	10.75	118.34	9.18	11.76
KFBI	Klamath First Bancorp	OR	NASDAQ	13.380	15.200	12.400	2.14	1.44	1.02	213.95	0.52	13.25	77.61	6.25	27.31
OTFC	Oregon Trail Financial Corp.	OR	NASDAQ	18.300	18.450	13.938	0.83	0.49	1.40	133.96	0.37	13.56	100.55	13.66	12.89
CMSB	Commonwealth Bancorp Inc.	PA	NASDAQ	23.400	23.400	16.100	5.36	6.36	1.32	172.38	0.56	18.28	161.83	13.57	15.70
ESBF	ESB Financial Corp.	PA	NASDAQ	11.650	13.250	8.177	10.95	4.95	1.08	171.25	0.37	11.31	103.10	6.80	11.53
FSBI	Fidelity Bancorp Inc.	PA	NASDAQ	17.550	17.550	13.620	4.78	1.39	1.81	282.67	0.42	9.92	99.21	6.21	10.57
FBBC	First Bell Bancorp Inc.	PA	NASDAQ	14.600	15.500	13.500	0.07	5.42	1.43	180.33	0.48	9.61	103.11	8.10	10.90
FKFS	First Keystone Financial	PA	NASDAQ	14.470	15.300	11.500	0.84	4.10	1.28	246.12	0.33	12.06	97.70	5.88	12.16
GAF	GA Financial Inc.	PA	AMEX	17.130	17.200	13.980	2.57	1.36	1.01	159.66	0.72	17.13	95.59	10.73	17.13
HARL	Harleysville Savings Financial	PA	NASDAQ	20.030	20.710	15.500	2.19	12.53	1.79	257.00	0.49	11.25	128.07	7.79	11.58
LARL	Laurel Capital Group Inc.	PA	NASDAQ	19.100	20.000	15.750	-2.05	9.46	1.69	131.54	0.70	11.86	138.91	14.52	12.09
NTNY	Nittany Financial Corp.	PA	OTC BB	11.100	11.500	8.227	4.72	19.01	0.13	100.62	0.00	85.38	143.60	11.03	92.50
NEP	Northeast PA Financial Corp.	PA	AMEX	16.710	17.500	12.030	-0.83	-4.51	1.05	171.44	0.38	16.38	99.88	9.75	17.78
PVSA	Parkvale Financial Corp.	PA	NASDAQ	23.500	25.500	21.000	6.82	9.30	2.46	248.72	0.72	9.71	134.59	9.45	10.31
PHSB	PHSB Financial Corp.	PA	NASDAQ	13.460	14.127	8.586	5.24	7.78	NA	90.18	0.00	NA	89.08	14.93	NA
PHFC	Pittsburgh Financial Corp.	PA	NASDAQ	12.140	13.150	11.000	6.96	6.49	0.33	295.89	0.36	39.16	80.18	4.10	36.79
PRBC	Prestige Bancorp Inc.	PA	NASDAQ	13.440	13.510	8.080	56.28	62.91	-2.10	186.76	0.00	NM	117.89	7.20	NM

THRIFT STOCK PRICES AND PRICING RATIOS

PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS

(EXCLUDING MUTUAL HOLDING COMPANIES)

AS OF MARCH 5, 2002

				PER SHARE								PRICING RATIOS			
		State	Exchange	Latest Price ($)	All Time High ($)	All Time Low ($)	Monthly Change (%)	Quarterly Change (%)	Book Value ($)	Assets ($)	12 Month Div. ($)	Price/ Earnings (X)	Price/ Bk. Value (%)	Price/ Assets (%)	Price/Core Earnings (X)
PFNC	Progress Financial Corp.	PA	NASDAQ	8.310	8.500	5.600	6.54	21.31	0.13	148.48	0.12	83.10	91.22	5.60	NM
SFSH	SFSB Holding Co.	PA	OTC BB	14.250	14.600	9.350	1.06	13.10	0.77	103.22	0.30	18.75	94.25	13.81	67.86
SOV	Sovereign Bancorp Inc.	PA	NYSE	13.070	13.280	7.750	2.27	18.28	0.50	140.75	0.10	29.04	146.85	9.29	12.94
SELO	Steelton Bancorp Inc.	PA	OTC BB	17.000	19.000	12.381	-10.53	1.28	0.68	186.83	0.16	26.15	94.55	9.10	26.56
THRD	TF Financial Corp.	PA	NASDAQ	22.390	23.700	16.750	4.87	7.90	2.32	261.64	0.58	10.41	95.24	8.56	12.44
THTL	Thistle Group Holdings Co.	PA	NASDAQ	12.048	12.048	8.100	18.70	30.39	0.67	107.51	0.29	21.14	92.04	11.21	24.59
USAB	USABancShares.com Inc.	PA	OTC BB	0.240	1.594	0.200	-29.41	-20.00	-2.03	51.22	0.00	NM	31.17	0.47	NM
WYPT	Waypoint Financial Corp.	PA	NASDAQ	16.350	16.350	9.875	5.14	11.83	1.05	137.17	0.34	15.87	131.64	11.92	16.68
WVFC	WVS Financial Corp.	PA	NASDAQ	16.000	17.450	12.500	-1.23	1.46	1.77	149.24	0.64	9.04	146.52	10.72	9.04
CFCP	Coastal Financial Corp.	SC	NASDAQ	9.350	10.000	6.750	-0.53	0.54	0.99	72.24	0.19	10.63	172.51	12.94	10.16
DFBS	DutchFork Bancshares Inc.	SC	NASDAQ	21.900	22.650	16.500	6.26	5.04	2.72	196.24	0.00	8.17	83.30	11.16	20.28
FCPB	*First Capital Bancshares Inc.*	SC	OTC BB	8.500	10.750	5.500	0.00	-17.07	-0.76	45.31	0.00	NM	122.13	18.76	NM
FFCH	First Financial Holdings Inc.	SC	NASDAQ	27.340	27.340	17.875	9.76	14.87	1.83	173.12	0.64	15.45	228.02	15.79	15.53
PEDE	Great Pee Dee Bancorp Inc.	SC	NASDAQ	12.150	13.000	9.609	2.19	-1.46	0.65	69.58	0.41	18.69	84.79	17.46	18.69
SFDL	Security Federal Corp.	SC	Pink Sheet	32.500	33.500	30.000	NA	NA	1.43	218.99	0.08	23.21	212.84	14.84	26.00
UFBS	Union Financial Bcshs Inc.	SC	NASDAQ	11.000	11.230	9.000	0.00	6.80	0.71	154.03	0.50	16.18	86.82	7.14	17.19
HFFC	HF Financial Corp.	SD	NASDAQ	11.950	14.450	10.200	0.84	-0.83	1.16	200.87	0.43	10.58	81.07	5.95	11.83
CAVB	Cavalry Bancorp Inc.	TN	NASDAQ	13.049	13.050	9.750	6.96	18.63	0.31	61.14	0.20	42.09	189.39	21.34	23.30
SCYT	Security Bancorp Inc.	TN	OTC BB	19.120	20.000	13.750	-4.40	8.51	2.07	196.82	0.30	8.98	92.19	9.71	9.24
SFBK	SFB Bancorp Inc.	TN	OTC BB	13.030	13.250	12.125	3.33	5.08	0.80	97.62	0.20	16.29	65.38	13.35	16.29
UTBI	United Tennessee Bankshares	TN	NASDAQ	9.200	9.250	8.250	0.55	6.85	0.68	76.12	0.30	13.53	88.89	12.09	13.53
BAFI	BancAffiliated Inc.	TX	OTC BB	10.000	11.000	10.000	0.00	0.00	NA	180.42	NA	NA	56.24	5.54	NA
BCSF	Bryan-College Station Finl HC	TX	Pink Sheet	5.000	5.000	4.000	0.00	0.00	-1.43	174.07	0.00	NM	349.65	2.87	NM
CBCB	CBCT Bancshares Inc.	TX	OTC BB	12.410	16.750	10.344	0.00	0.00	1.20	133.13	0.00	10.34	61.04	9.32	13.20
CBSA	Coastal Bancorp Inc.	TX	NASDAQ	31.750	39.410	24.375	3.59	11.01	3.36	445.21	0.46	10.02	147.40	7.13	10.02
ETFS	East Texas Financial Services	TX	OTC BB	12.000	12.650	8.000	-4.00	36.99	1.17	179.64	0.20	10.26	76.34	6.68	14.63
HRGB	Heritage Bancshares	TX	OTC BB	11.750	12.050	11.750	NA	NA	NA	NA	NA	NM	NA	NA	NA
JXVL	Jacksonville Bancorp Inc.	TX	NASDAQ	21.350	21.990	16.500	-2.06	4.15	2.40	214.31	0.50	9.41	106.96	9.96	9.45
BFSB	Bedford Bancshares Inc.	VA	NASDAQ	14.058	14.350	9.250	1.50	4.21	1.22	109.19	0.44	11.91	123.21	12.88	11.91
CFFC	Community Financial Corp.	VA	NASDAQ	11.500	11.500	9.625	0.00	8.49	1.13	113.92	0.32	10.18	98.54	10.09	10.18
GAFC	Greater Atlantic Financial	VA	NASDAQ	6.200	6.500	3.000	-4.62	12.73	0.05	134.34	0.00	124.00	86.83	4.62	NM
EVRT	EverTrust Financial Group Inc.	WA	NASDAQ	17.200	17.250	12.875	2.38	12.05	0.87	121.56	0.41	20.00	97.12	14.15	19.33
FMSB	First Mutual Bancshares Inc.	WA	NASDAQ	13.200	14.250	11.000	-2.15	-2.44	1.50	143.54	0.22	9.10	120.00	9.20	10.00
HFWA	Heritage Financial Corp.	WA	NASDAQ	12.500	12.500	9.670	3.31	7.39	0.78	76.82	0.39	14.53	121.36	16.27	16.67

THRIFT STOCK PRICES AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF MARCH 5, 2002

				PER SHARE								PRICING RATIOS			
		State	Exchange	Latest Price ($)	All Time High ($)	All Time Low ($)	Monthly Change (%)	Quarterly Change (%)	Book Value ($)	Assets ($)	12 Month Div. ($)	Price/ Earnings (X)	Price/ Bk. Value (%)	Price/ Assets (%)	Price/Core Earnings (X)
HRZB	Horizon Financial Corp.	WA	NASDAQ	12.950	13.000	8.967	3.19	1.57	1.08	86.46	0.46	12.10	112.22	14.98	12.33
RVSB	Riverview Bancorp Inc.	WA	NASDAQ	12.500	12.500	9.250	1.71	2.46	1.00	88.26	0.43	12.63	104.43	14.16	14.88
STSA	Sterling Financial Corp.	WA	NASDAQ	18.800	19.000	11.250	14.21	25.42	1.62	288.16	0.00	11.82	119.67	6.52	13.15
TSBK	Timberland Bancorp Inc.	WA	NASDAQ	15.400	16.100	13.250	0.06	4.41	1.37	85.29	0.42	11.41	96.37	18.06	11.41
WFSL	Washington Federal Inc.	WA	NASDAQ	25.990	25.990	20.000	0.59	16.36	1.95	110.25	0.86	13.40	187.38	23.57	13.61
WM	Washington Mutual Inc.	WA	NYSE	33.240	42.690	28.560	-2.49	6.27	3.20	277.76	0.90	9.26	202.07	11.97	13.40
ABCW	Anchor BanCorp Wisconsin	WI	NASDAQ	18.750	19.150	12.875	5.81	4.63	1.43	144.07	0.32	13.39	179.43	13.01	13.79
FTFC	First Federal Capital Corp.	WI	NASDAQ	16.250	16.600	12.750	1.56	9.35	1.52	134.53	0.47	10.76	170.69	12.08	10.76
STFR	St. Francis Capital Corp.	WI	NASDAQ	22.250	23.490	17.000	0.00	-1.55	2.12	239.52	0.45	10.91	131.58	9.29	11.18
AFBC	Advance Financial Bancorp	WV	NASDAQ	15.000	15.000	10.688	5.63	11.52	1.43	213.79	0.42	9.09	80.95	7.02	10.64
SVBC	Sistersville Bancorp Inc.	WV	OTC BB	18.400	19.250	13.000	15.72	16.83	0.58	86.28	0.40	32.86	93.93	21.33	32.86
CRZY	Crazy Woman Creek Bancorp	WY	NASDAQ	14.150	18.500	12.060	-1.39	5.60	0.23	89.28	0.48	61.52	82.75	15.85	58.96

THRIFT STOCK PRICES AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF MARCH 5, 2002

			PER SHARE								PRICING RATIOS			
	State	Exchange	Latest Price ($)	All Time High ($)	All Time Low ($)	Monthly Change (%)	Quarterly Change (%)	Book Value ($)	Assets ($)	12 Month Div. ($)	Price/ Earnings (X)	Price/ Bk. Value (%)	Price/ Assets (%)	Price/Core Earnings (X)
ALL THRIFTS														
AVERAGE			16.925	17.931	12.655	2.70	7.97	1.20	166.20	0.43	17.43	113.68	11.14	16.79
MEDIAN			15.375	16.500	11.938	1.84	6.13	1.16	160.14	0.37	13.58	101.61	10.22	13.82
HIGH			64.320	70.000	47.150	56.28	77.78	5.18	445.21	20.70	142.86	349.65	32.58	142.86
LOW			0.240	1.594	0.200	-29.41	-27.42	-9.67	29.15	0.00	5.72	31.17	0.47	6.14
AVERAGE FOR STATE														
NE			25.100	28.550	20.030	3.00	-1.34	1.93	280.62	0.31	13.01	157.07	8.94	16.41
AVERAGE BY REGION														
MIDWEST			15.413	16.410	11.896	2.04	4.13	1.21	157.27	0.38	14.89	100.34	10.79	15.38
NEW ENGLAND			22.325	23.090	15.911	5.99	12.70	1.65	197.02	0.49	14.72	133.37	12.05	14.74
MID ATLANTIC			18.126	18.876	12.949	3.19	10.32	1.15	169.58	0.36	23.46	130.43	11.58	22.04
SOUTHEAST			14.202	14.893	10.533	2.44	9.60	0.70	129.45	0.76	23.07	117.07	12.10	18.27
SOUTHWEST			14.481	15.476	11.890	2.38	7.37	1.15	185.43	0.26	11.75	101.03	8.18	12.82
WEST			21.007	23.219	15.573	1.87	11.63	1.53	206.55	0.29	13.99	117.16	11.18	14.68
AVERAGE BY EXCHANGE														
NYSE			28.307	32.099	20.492	2.76	16.77	2.51	239.65	0.37	13.07	173.64	13.73	12.46
AMEX			18.362	18.785	13.702	1.99	8.20	1.41	192.44	0.43	12.99	100.57	9.82	14.17
NASDAQ			16.658	17.515	12.364	2.97	7.83	1.18	158.41	0.38	17.71	115.82	11.54	16.60
OTC			13.671	14.700	10.606	2.12	6.01	0.71	161.71	0.69	20.19	85.40	9.31	20.89
Pink Sheets			19.344	19.900	16.410	-0.03	3.08	1.00	186.04	0.17	14.70	169.23	10.18	17.90

KELLER & COMPANY
Dublin, Ohio
614-766-1426

EXHIBIT 33

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF MARCH 5, 2002

			ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES			
		State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	IPO Date	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($M)
AKPB	Alaska Pacific Bancshares Inc.	AK	154,572	12,991	12,991	0.32	0.38	3.63	4.32	07/01/99	OTC BB	623,132	7.20
FFDB	FirstFed Bancorp Inc.	AL	183,513	18,373	17,363	0.75	0.75	6.56	6.56	11/19/91	NASDAQ	2,304,969	15.79
SRN	Southern Banc Co.	AL	103,000	17,605	17,565	0.54	0.51	3.05	2.91	10/05/95	AMEX	1,006,498	10.92
SZB	SouthFirst Bancshares Inc.	AL	150,268	14,063	13,515	-0.33	-0.24	-3.35	-2.45	02/14/95	AMEX	815,794	9.22
FFBH	First Federal Bancshares of AR	AR	697,665	72,449	72,449	0.72	0.75	6.72	7.02	05/03/96	NASDAQ	3,181,667	74.15
HCBB	HCB Bancshares Inc.	AR	284,272	30,492	30,323	0.34	0.34	3.06	3.06	05/07/97	NASDAQ	1,779,329	27.36
PFSL	Pocahontas Bancorp Inc.	AR	482,037	44,887	29,896	0.40	0.75	4.04	7.64	04/01/98	NASDAQ	4,468,680	45.58
SUFI	Superior Financial Corp.	AR	1,667,584	125,924	68,795	0.78	0.75	11.06	10.69	NA	NASDAQ	8,863,452	135.61
BYFC	Broadway Financial Corp.	CA	178,901	14,628	14,628	0.39	0.39	4.79	4.79	01/09/96	NASDAQ	910,538	11.65
DSL	Downey Financial Corp.	CA	11,105,030	733,896	730,746	1.11	1.10	17.81	17.68	01/01/71	NYSE	28,213,048	1351.40
FED	FirstFed Financial Corp.	CA	4,726,382	325,678	312,928	1.10	1.10	16.93	16.93	12/16/83	NYSE	17,294,706	452.60
GSB	Golden State Bancorp Inc.	CA	56,490,669	2,569,435	1,928,592	0.68	0.64	17.82	16.80	NA	NYSE	135,756,046	4158.21
GDW	Golden West Financial	CA	58,586,271	4,284,190	4,284,190	1.42	1.38	20.23	19.70	05/29/59	NYSE	155,531,777	10003.80
HTHR	Hawthorne Financial Corp.	CA	1,856,197	120,449	120,449	0.93	0.96	15.13	15.62	NA	NASDAQ	5,359,507	125.20
ITLA	ITLA Capital Corp.	CA	1,508,308	137,929	137,848	1.24	1.24	13.37	13.37	10/24/95	NASDAQ	5,858,693	135.34
LFCO	Life Financial Corp.	CA	271,523	9,841	9,841	-3.55	-2.99	-80.68	-67.93	NA	NASDAQ	1,333,572	4.27
MBBC	Monterey Bay Bancorp Inc.	CA	537,391	50,162	48,648	0.73	0.76	7.98	8.34	02/15/95	NASDAQ	3,456,097	55.95
PFB	PFF Bancorp Inc.	CA	2,974,999	286,531	285,160	1.14	1.15	12.56	12.70	03/29/96	NYSE	13,220,994	385.45
PROV	Provident Financial Holdings	CA	1,061,765	100,268	100,234	0.88	0.87	10.39	10.28	06/28/96	NASDAQ	3,715,871	101.03
QCBC	Quaker City Bancorp Inc.	CA	1,399,663	116,232	115,678	1.37	1.37	17.12	17.12	12/30/93	NASDAQ	5,220,237	166.22
UPFC	United PanAm Financial Corp.	CA	689,573	75,693	75,693	1.32	1.37	10.61	11.05	NA	NASDAQ	15,571,400	74.43
WES	Westcorp	CA	10,072,397	540,704	540,197	0.62	0.62	10.84	10.76	05/01/86	NYSE	35,802,491	614.01
HCBC	High Country Bancorp Inc.	CO	170,805	15,543	15,543	0.99	0.99	10.02	10.02	12/10/97	NASDAQ	913,409	15.53
MTXC	Matrix Bancorp Inc.	CO	1,529,530	66,805	66,805	0.36	0.48	8.51	11.49	NA	NASDAQ	6,484,904	70.40
ANE	Alliance Bncp of New England	CT	384,565	22,089	22,056	0.81	0.99	14.80	17.97	12/19/86	AMEX	2,339,297	30.97
AMFH	American Financial Holdings	CT	1,900,596	394,947	394,947	1.51	1.28	6.59	5.61	11/30/99	NASDAQ	20,612,861	637.41
SBMC	Connecticut Bancshares Inc.	CT	2,446,424	235,374	202,477	0.66	0.86	5.46	7.09	03/02/00	NASDAQ	11,235,608	301.11
NMIL	NewMil Bancorp Inc.	CT	607,026	50,594	41,289	1.00	1.00	11.47	11.47	02/01/86	NASDAQ	4,391,000	76.84
WBST	Webster Financial Corp.	CT	11,857,382	1,006,467	686,416	1.15	1.13	13.88	13.58	12/12/86	NASDAQ	49,149,417	1747.26
IFSB	Independence Federal Svgs Bank	DC	259,184	22,974	21,887	0.04	0.04	0.42	0.42	06/06/85	NASDAQ	1,283,075	12.83
WSFS	WSFS Financial Corp.	DE	1,912,898	100,003	99,045	0.94	1.10	17.01	19.83	11/26/86	NASDAQ	9,146,482	159.15
BBX	BankAtlantic Bancorp Inc.	FL	4,653,593	437,330	397,471	0.73	0.75	9.86	10.10	11/29/83	NYSE	58,079,283	595.34
BKUNA	BankUnited Financial Corp.	FL	5,526,378	302,048	273,695	0.46	0.42	8.57	7.79	12/11/85	NASDAQ	25,095,736	371.31

KELLER & COMPANY
Dublin, Ohio
614-766-1426

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF MARCH 5, 2002

			ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES			
		State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	IPO Date	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($M)
CMSV	Community Savings Bankshares	FL	960,778	118,376	118,376	0.57	0.57	4.68	4.68	12/16/98	NASDAQ	8,660,254	164.03
FDTR	Federal Trust Corp.	FL	271,924	16,575	16,575	0.41	0.41	6.46	6.46	NA	NASDAQ	4,947,911	22.99
FFLC	FFLC Bancorp Inc.	FL	823,151	64,068	64,068	0.82	0.82	10.20	10.20	01/04/94	NASDAQ	3,563,932	82.86
FFFL	Fidelity Bankshares Inc.	FL	2,136,935	177,612	NA	0.38	0.38	5.46	5.46	05/15/01	NASDAQ	15,788,000	273.92
FFBK	FloridaFirst Bancorp Inc.	FL	654,443	94,649	94,649	0.86	0.85	5.73	5.71	12/22/00	NASDAQ	5,487,262	95.75
HARB	Harbor Florida Bancshares Inc.	FL	1,858,482	224,946	221,568	1.43	1.42	11.08	10.99	03/19/98	NASDAQ	24,121,839	476.93
OCN	Ocwen Financial Corp.	FL	2,068,689	479,033	469,728	-0.58	-2.03	-3.29	-11.52	NA	NYSE	67,152,363	627.87
EBSI	Eagle Bancshares	GA	1,148,807	83,783	83,783	0.15	0.24	2.24	3.56	04/01/86	NASDAQ	5,677,135	87.38
EBDC	Ebank.com Inc.	GA	92,370	7,853	7,853	-2.27	-2.27	-29.04	-29.04	NA	OTC BB	1,469,250	3.31
FGHC	First Georgia Holding Inc.	GA	240,817	20,005	19,527	0.72	0.72	8.75	8.75	02/11/87	NASDAQ	7,713,733	29.41
NTBK	NetBank Inc.	GA	2,879,533	255,454	NA	0.28	-0.14	2.61	-1.34	NA	NASDAQ	29,015,000	401.57
QTMB	Quitman Bancorp Inc.	GA	64,978	6,581	6,581	0.28	0.38	2.84	3.81	04/07/98	OTC BB	507,262	6.21
FFSX	First Federal Bankshares Inc.	IA	651,629	71,406	52,512	0.44	0.25	4.00	2.25	04/14/99	NASDAQ	4,264,310	53.03
CASH	First Midwest Financial Inc.	IA	550,912	43,100	39,697	0.33	0.34	4.07	4.15	09/20/93	NASDAQ	2,459,912	32.88
HZFS	Horizon Financial Svcs Corp.	IA	90,134	8,889	8,889	1.02	0.94	10.71	9.94	06/30/94	OTC BB	751,462	6.46
FFFD	North Central Bancshares Inc.	IA	380,433	36,472	31,383	1.11	1.11	11.66	11.66	03/21/96	NASDAQ	1,770,580	38.34
SFFC	StateFed Financial Corp.	IA	98,235	14,494	14,494	0.70	0.70	4.84	4.85	01/05/94	NASDAQ	1,279,526	12.71
WBIO	Washington Bancorp	IA	117,328	11,814	10,723	1.04	0.97	10.60	9.87	03/12/96	OTC BB	508,553	9.59
FBNW	FirstBank NW Corp.	ID	297,101	27,616	27,616	0.80	0.76	8.15	7.74	07/02/97	NASDAQ	1,452,592	24.81
AFBA	Allied First Bancorp Inc.	IL	85,122	9,894	9,894	NA	NA	NA	NA	12/31/01	OTC BB	608,350	7.18
BNKP	BankPlus FSB	IL	275,547	17,745	17,745	0.41	0.41	6.32	6.32	07/10/91	OTC BB	1,127,167	22.49
BFFC	Big Foot Financial Corp.	IL	227,681	28,133	28,133	0.48	0.27	3.72	2.12	12/20/96	NASDAQ	1,509,168	24.15
CFSL	Chesterfield Financial Corp.	IL	362,896	76,415	NA	0.95	0.95	5.15	5.15	05/02/01	NASDAQ	4,173,606	72.20
CFSB	Citizens First Financial Corp.	IL	340,570	30,913	30,913	0.62	0.62	6.91	6.91	05/01/96	NASDAQ	1,514,638	26.58
CLOV	Clover Leaf Financial Corp.	IL	NA	NA	NA	0.08	0.08	0.74	0.74	12/28/01	OTC BB	NA	8.93
ESDF	East Side Financial Inc.	IL	82,168	12,552	12,552	0.83	0.46	5.55	3.11	11/01/91	Pink Sheet	292,849	8.93
EFC	EFC Bancorp Inc.	IL	673,443	68,629	68,629	0.73	0.73	6.82	6.79	04/07/98	AMEX	4,606,561	64.03
FBCI	Fidelity Bancorp Inc.	IL	666,455	48,246	48,246	0.92	0.89	12.54	12.13	12/15/93	NASDAQ	3,034,301	60.69
FBTC	First BancTrust Corp.	IL	191,399	28,353	28,353	0.73	0.73	6.98	6.98	04/19/01	NASDAQ	1,520,875	21.80
FFBI	First Federal Bancshares Inc.	IL	250,428	47,761	47,761	0.84	0.80	4.39	4.16	09/28/00	NASDAQ	2,242,500	33.94
FSFF	First SecurityFed Financial	IL	423,547	73,787	73,662	1.58	1.53	8.25	7.98	10/31/97	NASDAQ	4,305,190	83.15
GTPS	Great American Bancorp	IL	168,344	18,559	18,559	0.73	0.73	6.19	6.19	06/30/95	NASDAQ	867,167	18.24
HMLK	Hemlock Federal Financial Corp	IL	288,687	20,874	19,378	0.70	0.63	9.86	8.94	04/02/97	NASDAQ	1,013,000	24.43

KELLER & COMPANY
Dublin, Ohio
614-766-1426

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF MARCH 5, 2002

			ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES			
		State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	IPO Date	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($M)
KNK	Kankakee Bancorp Inc.	IL	479,484	40,512	35,987	0.67	0.60	7.90	7.17	01/06/93	AMEX	1,205,408	44.40
MAFB	MAF Bancorp Inc.	IL	5,595,039	435,873	330,203	1.14	1.13	14.82	14.68	01/12/90	NASDAQ	22,982,634	741.65
MCPH	Midland Capital Holdings Corp.	IL	147,234	9,980	9,980	0.38	0.38	5.60	5.60	06/30/93	OTC BB	363,975	6.55
NBSI	North Bancshares Inc.	IL	136,302	13,493	13,493	0.36	0.35	3.69	3.64	12/21/93	NASDAQ	1,156,774	14.46
PFED	Park Bancorp Inc.	IL	252,537	28,322	28,322	0.71	0.62	5.99	5.26	08/12/96	NASDAQ	1,275,605	22.85
UMBR	Umbrella Bancorp Inc.	IL	584,276	19,578	19,578	0.71	-0.63	16.76	-14.90	NA	OTC BB	1,688,213	16.04
WTWN	West Town Bancorp Inc.	IL	54,882	4,174	4,174	0.14	0.14	1.75	1.75	03/01/95	OTC BB	204,287	2.45
AMFC	AMB Financial Corp.	IN	141,648	11,717	11,717	0.65	0.56	7.76	6.73	04/01/96	NASDAQ	861,063	9.33
ASBI	Ameriana Bancorp	IN	511,383	42,879	41,333	0.63	0.62	7.92	7.79	03/02/87	NASDAQ	3,146,616	43.58
BRBI	Blue River Bancshares Inc.	IN	151,731	14,141	11,659	-0.57	-0.56	-6.14	-6.05	NA	NASDAQ	1,549,913	7.86
CITZ	CFS Bancorp Inc.	IN	1,604,134	171,284	171,284	0.66	0.56	5.82	4.94	07/24/98	NASDAQ	13,626,146	184.09
CSFC	*City Savings Financial Corp.*	IN	79,082	9,860	9,860	NA	NA	NA	NA	12/28/01	OTC BB	555,450	7.36
FFWC	FFW Corp.	IN	229,290	22,184	21,052	0.92	0.91	9.61	9.59	04/05/93	NASDAQ	1,379,908	19.67
FFED	Fidelity Federal Bancorp	IN	168,239	10,945	9,976	0.13	-0.44	2.27	-7.74	08/31/87	NASDAQ	5,607,658	14.02
FBEI	*First Bancorp of Indiana Inc.*	IN	183,210	31,563	29,288	0.67	0.73	3.70	4.02	04/07/99	NASDAQ	1,796,636	23.90
FCAP	First Capital Inc.	IN	275,460	33,333	33,216	1.18	1.18	9.54	9.55	01/04/99	NASDAQ	2,536,052	36.13
HFSK	HFS Bank FSB	IN	218,682	17,291	17,291	0.89	0.89	11.48	11.48	NA	Pink Sheet	1,833,600	23.45
HBBI	Home Building Bancorp	IN	49,308	6,728	6,728	0.76	0.75	5.54	5.42	02/08/95	OTC BB	297,480	4.95
HOMF	Home Federal Bancorp	IN	862,110	76,123	74,728	1.14	1.16	13.21	13.46	01/14/88	NASDAQ	4,451,461	94.15
HWEN	Home Financial Bancorp	IN	67,913	6,136	6,136	0.70	0.66	7.70	7.20	07/02/96	NASDAQ	1,357,050	5.41
LNCB	Lincoln Bancorp	IN	492,670	86,243	83,828	0.81	0.81	4.58	4.58	12/30/98	NASDAQ	5,154,920	88.92
LOGN	Logansport Financial Corp.	IN	138,065	17,402	17,402	1.03	1.03	8.12	8.12	06/14/95	NASDAQ	1,034,545	17.48
LSBI	LSB Financial Corp.	IN	280,963	23,388	23,388	0.77	0.77	9.58	9.58	02/03/95	NASDAQ	1,378,846	22.67
MFBC	MFB Corp.	IN	412,864	35,013	35,013	0.71	0.72	8.70	8.80	03/25/94	NASDAQ	1,339,839	28.47
MFSF	MutualFirst Financial Inc.	IN	770,274	109,744	108,691	1.05	1.05	6.80	6.77	12/30/99	NASDAQ	6,693,841	110.45
NEIB	*Northeast Indiana Bancorp*	IN	238,394	26,281	26,281	0.81	0.81	7.45	7.45	06/28/95	NASDAQ	1,550,656	20.17
NWIN	NorthWest Indiana Bancorp	IN	440,710	35,882	35,882	1.13	1.11	13.57	13.31	NA	OTC BB	2,728,272	60.29
PFDC	Peoples Bancorp	IN	491,404	58,474	55,293	1.03	1.02	8.49	8.45	07/07/87	NASDAQ	3,496,425	57.22
PBNC	*PFS Bancorp Inc.*	IN	137,569	14,021	14,021	0.66	0.81	5.60	6.88	10/12/01	NASDAQ	NA	21.49
RIVR	River Valley Bancorp	IN	186,113	17,499	17,466	1.06	1.06	10.48	10.45	12/20/96	NASDAQ	805,861	18.70
SFBI	Security Financial Bancorp Inc	IN	198,996	37,057	37,057	0.52	0.61	2.83	3.32	01/05/00	NASDAQ	1,920,256	37.46
SOBI	Sobieski Bancorp Inc.	IN	136,071	13,466	13,466	0.57	0.51	5.44	4.90	03/31/95	NASDAQ	671,962	9.58
UCBC	Union Community Bancorp	IN	142,391	33,740	33,740	1.38	1.38	5.29	5.29	12/29/97	NASDAQ	2,100,000	40.27

KELLER & COMPANY
Dublin, Ohio
614-766-1426

KEY FINANCIAL DATA AND RATIOS

PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS

(EXCLUDING MUTUAL HOLDING COMPANIES)

AS OF MARCH 5, 2002

			ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES			
		State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	IPO Date	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($M)
FFOL	First Federal of Olathe Bncp	KS	57,152	14,249	14,249	1.67	1.67	6.08	6.08	04/12/00	OTC BB	525,726	11.57
FFSL	First Independence Corp.	KS	151,501	14,543	14,543	1.46	1.01	15.71	10.88	10/08/93	NASDAQ	939,523	13.68
FKAN	First Kansas Financial Corp.	KS	152,666	17,207	17,152	0.42	0.47	3.66	4.10	06/29/98	NASDAQ	1,025,961	14.67
CKFB	CKF Bancorp Inc.	KY	142,239	12,560	11,416	0.94	0.94	7.79	7.79	01/04/95	NASDAQ	684,815	11.98
FFKY	First Federal Financial Corp.	KY	610,501	56,938	48,139	1.10	1.10	12.19	12.19	07/15/87	NASDAQ	3,758,491	69.46
FKKY	Frankfort First Bancorp Inc.	KY	145,862	18,157	18,157	1.00	1.00	8.23	8.23	07/10/95	NASDAQ	1,246,108	21.43
HFFB	Harrodsburg First Fin Bancorp	KY	142,886	22,463	NA	0.48	0.48	2.69	2.69	10/04/95	NASDAQ	1,343,416	15.31
HFBA	HFB Financial Corp.	KY	225,038	20,977	20,774	0.66	0.62	7.09	6.60	12/28/92	NASDAQ	1,296,854	18.03
HFBC	HopFed Bancorp Inc.	KY	273,292	44,533	44,533	0.65	1.13	3.49	6.05	02/09/98	NASDAQ	3,680,038	37.69
KYF	Kentucky First Bancorp Inc.	KY	78,830	12,544	12,544	1.06	1.06	6.28	6.28	08/29/95	AMEX	927,328	11.95
ANA	Acadiana Bancshares Inc.	LA	315,505	26,812	26,812	0.72	0.72	8.34	8.27	07/16/96	AMEX	1,183,721	30.07
ALGC	Algiers Bancorp Inc.	LA	52,247	6,817	6,817	-1.32	-1.30	-9.45	-9.28	07/09/96	OTC BB	506,348	4.41
FPBF	FPB Financial Corp.	LA	70,635	7,004	7,004	0.59	0.59	5.62	5.62	07/01/99	OTC BB	320,100	4.72
GLBP	Globe Bancorp Inc.	LA	29,383	5,849	5,849	NA	NA	NA	NA	07/10/01	OTC BB	304,175	3.76
GSLA	GS Financial Corp.	LA	188,494	35,408	35,408	0.95	0.71	4.42	3.34	04/01/97	NASDAQ	1,663,162	25.11
HSTD	Homestead Bancorp Inc.	LA	120,013	12,331	12,331	0.49	0.49	4.49	4.49	07/20/98	NASDAQ	938,846	9.07
IBLB	IBL Bancorp Inc.	LA	33,139	3,958	3,958	0.65	0.65	5.50	5.50	10/01/98	OTC BB	210,870	2.64
TSH	Teche Holding Co.	LA	500,349	52,176	52,176	1.05	1.04	9.68	9.61	04/19/95	AMEX	2,371,000	51.09
ABBK	Abington Bancorp Inc.	MA	770,118	39,151	36,892	0.41	0.60	8.38	12.24	06/10/86	NASDAQ	3,118,000	48.70
BYS	Bay State Bancorp	MA	527,587	52,703	52,703	0.98	0.98	9.08	9.12	03/30/98	AMEX	1,647,641	66.69
BHL	Berkshire Hills Bancorp Inc.	MA	1,031,804	139,323	128,705	0.86	0.71	5.74	4.73	06/28/00	AMEX	6,425,140	141.35
BFD	BostonFed Bancorp Inc.	MA	1,470,866	93,388	75,612	0.69	0.64	10.54	9.70	10/24/95	AMEX	4,450,653	106.37
CEBK	Central Bancorp Inc.	MA	432,847	38,915	36,611	0.60	0.54	6.78	6.16	10/24/86	NASDAQ	1,650,784	45.51
FCB	Falmouth Bancorp Inc.	MA	146,973	17,013	17,013	1.09	1.04	8.71	8.31	03/28/96	AMEX	915,607	19.91
FESX	First Essex Bancorp Inc.	MA	1,592,319	125,194	108,499	1.08	1.08	14.59	14.59	08/04/87	NASDAQ	7,533,744	203.19
FAB	FIRSTFED AMERICA BANCORP INC	MA	1,698,757	121,299	120,212	0.73	0.72	10.57	10.41	01/15/97	AMEX	6,220,249	127.52
HIFS	Hingham Instit. for Savings	MA	386,181	33,537	33,537	1.43	1.41	15.95	15.67	12/20/88	NASDAQ	2,047,250	51.59
IPSW	Ipswich Bancshares Inc.	MA	321,115	15,119	15,119	0.94	0.96	18.95	19.29	05/26/93	NASDAQ	1,925,628	38.80
LSBX	LSB Corp.	MA	438,267	54,092	54,092	0.79	0.78	6.35	6.30	05/02/86	NASDAQ	4,379,550	54.53
MAFN	Massachusetts Fincorp Inc.	MA	120,658	9,815	9,815	0.68	0.70	8.12	8.34	12/23/98	OTC BB	523,884	10.48
MASB	MASSBANK Corp.	MA	971,168	114,904	113,814	1.13	0.83	9.64	7.10	05/28/86	NASDAQ	3,147,491	132.19
MFLR	Mayflower Co-operative Bank	MA	175,707	14,605	14,476	0.84	0.90	10.30	11.07	12/23/87	NASDAQ	1,351,772	18.32
MDBK	Medford Bancorp Inc.	MA	1,412,771	111,565	110,033	1.02	0.91	12.81	11.53	03/18/86	NASDAQ	7,733,648	191.02

KELLER & COMPANY
Dublin, Ohio
614-766-1426

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF MARCH 5, 2002

			ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES			
		State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	IPO Date	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($M)
MYST	Mystic Financial Inc.	MA	311,203	25,790	25,790	0.38	0.57	3.83	5.85	01/09/98	NASDAQ	1,625,656	24.95
PORT	Port Financial Corp.	MA	1,138,210	123,398	123,398	0.97	0.78	7.53	6.06	04/12/00	NASDAQ	5,803,606	185.70
SCFS	Seacoast Financial Services	MA	3,347,467	305,724	269,451	0.98	0.95	10.38	10.03	11/20/98	NASDAQ	24,319,136	462.55
WRNB	Warren Bancorp Inc.	MA	463,630	42,445	42,445	1.57	1.53	17.73	17.34	07/09/86	NASDAQ	7,382,731	77.52
WRO	Woronoco Bancorp Inc.	MA	668,006	69,849	67,926	0.66	0.66	5.94	5.95	03/19/99	AMEX	3,737,268	69.51
BKMD	American Bank	MD	158,331	14,068	14,068	0.56	0.56	5.90	5.88	NA	OTC BB	1,969,531	13.79
BUCS	BUCS Financial Corp	MD	84,471	9,616	9,616	0.45	0.45	4.28	4.24	03/15/01	OTC BB	405,085	7.17
CECB	Cecil Bancorp Inc.	MD	127,914	12,014	9,685	0.57	0.57	6.02	6.02	11/10/94	OTC BB	630,343	11.54
EQSB	Equitable Bank	MD	469,778	27,960	27,960	0.59	0.59	10.65	10.65	09/10/93	NASDAQ	1,309,727	36.00
WSB	Washington Savings Bank, FSB	MD	282,544	30,125	30,125	1.35	1.00	13.40	9.92	NA	AMEX	4,570,456	26.97
WHGB	WHG Bancshares Corp.	MD	163,892	16,935	NA	0.25	0.25	2.42	2.41	04/01/96	NASDAQ	1,285,050	17.94
WPBC	Wyman Park Bancorp.	MD	68,400	8,893	8,893	0.58	0.58	4.62	4.62	01/07/98	OTC BB	822,490	7.86
NBN	Northeast Bancorp	ME	438,194	32,327	NA	0.84	0.82	11.80	11.52	08/19/87	AMEX	2,577,800	36.33
CTZN	Citizens First Bancorp Inc.	MI	922,142	149,776	149,776	0.51	1.03	3.19	6.42	03/07/01	NASDAQ	9,050,373	172.86
FBC	Flagstar Bancorp Inc.	MI	6,704,363	290,893	290,893	1.21	1.21	30.83	30.83	NA	NYSE	19,140,000	444.05
MSBF	MSB Financial Inc.	MI	91,419	15,789	15,789	1.77	1.77	10.97	10.97	02/06/95	NASDAQ	1,249,340	15.92
STBI	Sturgis Bancorp	MI	278,741	28,058	22,805	0.97	0.97	10.03	10.03	11/10/88	OTC BB	3,101,534	28.29
FFHH	FSF Financial Corp.	MN	522,573	42,424	36,988	0.94	0.94	10.67	10.67	10/07/94	NASDAQ	2,156,223	42.19
HMNF	HMN Financial Inc.	MN	719,280	72,156	67,669	0.75	0.81	7.57	8.18	06/30/94	NASDAQ	4,396,141	68.58
MIVI	Mississippi View Holding Co.	MN	69,639	10,403	10,403	1.00	1.00	7.00	7.00	03/24/95	Pink Sheet	507,238	8.15
WEFC	Wells Financial Corp.	MN	230,408	23,572	23,572	1.48	1.48	14.57	14.57	04/11/95	NASDAQ	1,165,101	23.30
CBES	CBES Bancorp Inc.	MO	127,361	14,559	14,559	-0.43	-0.43	-4.30	-4.30	09/30/96	NASDAQ	875,805	11.39
FBSI	First Bancshares Inc.	MO	242,733	25,379	24,730	0.80	0.80	7.13	7.13	12/22/93	NASDAQ	1,741,867	24.53
GFED	Guaranty Federal Bcshs Inc.	MO	408,134	50,382	50,329	0.90	0.82	6.63	5.99	12/31/97	NASDAQ	4,040,089	56.99
LXMO	Lexington B&L Financial Corp.	MO	142,136	14,511	13,722	0.49	0.43	4.13	3.70	06/06/96	NASDAQ	765,452	10.14
NASB	NASB Financial Inc.	MO	992,678	99,386	98,201	1.82	1.57	20.13	17.30	09/27/85	NASDAQ	8,495,575	150.99
PFSI	PFSB Bancorp Inc.	MO	71,238	9,059	9,059	0.25	0.24	1.87	1.80	04/01/99	OTC BB	416,952	5.42
PULB	Pulaski Financial Corp.	MO	319,295	31,123	31,123	1.29	1.18	12.23	11.18	12/03/98	NASDAQ	2,799,773	56.00
SMBC	Southern Missouri Bancorp Inc.	MO	254,627	23,397	19,900	0.74	0.74	7.58	7.54	04/13/94	NASDAQ	1,212,235	20.64
EFBC	Empire Federal Bancorp Inc.	MT	148,576	29,044	29,044	0.87	0.87	3.90	3.90	01/27/97	NASDAQ	1,507,643	21.48
CDLC	Coddle Creek Financial Corp.	NC	152,506	20,736	20,736	-0.05	-0.05	-0.32	-0.32	12/31/97	OTC BB	699,156	22.37
COOP	Cooperative Bankshares Inc.	NC	458,114	33,618	33,618	0.67	0.66	8.91	8.66	08/21/91	NASDAQ	2,835,447	34.15
KSAV	KS Bancorp Inc.	NC	160,880	16,668	16,668	0.82	0.68	8.02	6.58	12/30/93	OTC BB	1,136,438	18.81

KELLER & COMPANY
Dublin, Ohio
614-766-1426

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF MARCH 5, 2002

			ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES			
		State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	IPO Date	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($M)
MTUC	Mutual Community Savings Bank	NC	73,794	8,563	7,652	0.25	0.17	2.07	1.42	06/29/93	OTC BB	362,488	3.73
SSFC	South Street Financial Corp.	NC	213,808	23,680	23,680	0.45	0.45	3.84	3.84	10/03/96	NASDAQ	3,114,867	21.74
CFB	Commercial Federal Corp.	NE	12,901,585	734,654	543,204	0.76	0.60	12.23	9.71	12/31/84	NYSE	45,974,648	1153.96
NHTB	New Hampshire Thrift Bncshrs	NH	493,345	28,649	16,259	0.49	0.48	8.45	8.28	05/22/86	NASDAQ	1,923,240	30.99
FNSW	Farnsworth Bancorp Inc.	NJ	71,547	5,548	5,548	0.07	-0.01	0.86	-0.13	09/30/98	OTC BB	360,866	4.62
FSLA	First Sentinel Bancorp Inc.	NJ	2,138,919	230,127	224,716	1.25	1.23	11.09	10.91	04/09/98	NASDAQ	30,940,117	403.77
FMCO	FMS Financial Corp.	NJ	966,537	52,203	52,203	0.60	0.60	10.96	10.85	12/14/88	NASDAQ	6,717,705	63.82
OCFC	OceanFirst Financial Corp.	NJ	1,763,666	146,729	144,999	1.06	1.14	12.01	12.89	07/03/96	NASDAQ	9,860,889	271.47
PBCI	Pamrapo Bancorp Inc.	NJ	539,639	47,523	47,523	0.99	0.99	10.70	10.70	11/14/89	NASDAQ	2,577,293	68.81
PFSB	PennFed Financial Services Inc	NJ	1,807,284	114,938	108,935	0.74	0.74	11.69	11.69	07/15/94	NASDAQ	7,486,290	183.83
AABC	Access Anytime Bancorp Inc.	NM	173,506	12,683	10,777	0.37	0.37	4.87	4.87	08/08/86	NASDAQ	1,467,510	12.00
GUPB	GFSB Bancorp Inc.	NM	199,553	15,757	15,757	0.92	0.92	12.03	11.92	06/30/95	NASDAQ	1,150,106	17.25
AHCI	Ambanc Holding Co.	NY	672,629	78,154	71,696	0.56	0.40	5.09	3.63	12/27/95	NASDAQ	4,496,178	96.53
ASFC	Astoria Financial Corp.	NY	22,667,706	1,542,586	1,357,179	0.99	1.00	14.13	14.27	11/18/93	NASDAQ	90,766,744	2732.08
CNY	Carver Bancorp Inc.	NY	449,464	35,371	34,927	0.70	0.35	8.87	4.40	10/25/94	AMEX	2,296,286	24.46
DCOM	Dime Community Bancshares Inc.	NY	2,779,882	243,917	185,756	1.15	1.14	13.69	13.52	06/26/96	NASDAQ	17,197,273	508.25
ESBK	Elmira Savings Bank	NY	279,662	19,883	19,105	0.82	0.78	11.92	11.37	03/01/85	NASDAQ	880,448	22.28
FLBC	Finger Lakes Bancorp Inc.	NY	343,360	36,751	36,751	0.55	0.46	5.03	4.19	11/14/00	NASDAQ	3,343,457	37.11
FFIC	Flushing Financial Corp.	NY	1,487,529	133,387	129,482	1.06	1.06	11.52	11.48	11/21/95	NASDAQ	13,487,784	228.62
GPT	GreenPoint Financial Corp.	NY	20,186,070	1,656,856	1,261,403	-1.60	2.16	-13.56	18.32	01/28/94	NYSE	99,762,000	4447.39
HRBT	Hudson River Bancorp	NY	1,916,388	226,943	186,597	1.05	1.06	8.00	8.11	07/01/98	NASDAQ	15,225,568	348.36
ICBC	Independence Comm. Bank Corp.	NY	7,624,798	880,533	686,391	1.19	1.17	10.32	10.18	03/17/98	NASDAQ	58,372,560	1602.91
NYCB	New York Community Bancorp	NY	9,205,220	983,133	309,852	1.63	1.59	18.16	17.68	11/23/93	NASDAQ	101,845,276	2999.34
PBKO	Peoples Bankcorp Inc.	NY	28,553	3,102	3,102	0.45	0.45	4.34	4.34	12/30/98	OTC BB	132,979	2.64
RSLN	Roslyn Bancorp Inc.	NY	8,736,780	568,968	567,982	1.36	1.39	18.29	18.69	01/13/97	NASDAQ	87,116,397	1774.56
SIB	Staten Island Bancorp Inc.	NY	5,993,446	552,196	496,922	1.24	1.24	12.27	12.28	12/22/97	NYSE	62,487,286	1162.26
TRYF	Troy Financial Corp.	NY	1,106,045	165,780	134,525	1.01	1.00	6.57	6.47	03/31/99	NASDAQ	9,770,014	267.72
WSBI	Warwick Community Bancorp	NY	806,702	74,003	71,187	0.79	0.83	7.97	8.42	12/23/97	NASDAQ	4,991,976	114.27
YFCB	Yonkers Financial Corp.	NY	578,632	41,683	41,683	0.48	0.70	6.68	9.76	04/18/96	NASDAQ	2,323,981	66.93
ASBP	ASB Financial Corp.	OH	138,628	14,985	14,985	0.86	0.81	8.22	7.79	05/11/95	NASDAQ	1,531,858	15.62
CAFI	Camco Financial Corp.	OH	1,007,131	83,555	80,564	0.77	0.84	9.93	10.79	NA	NASDAQ	7,040,824	102.26
CF	Charter One Financial	OH	38,174,516	2,928,500	2,577,661	1.41	1.21	18.17	15.53	01/22/88	NYSE	224,339,745	6943.32
CIBI	Community Investors Bancorp	OH	113,407	12,068	12,068	1.03	1.01	10.22	10.04	02/07/95	NASDAQ	1,124,538	10.92

KELLER & COMPANY
Dublin, Ohio
614-766-1426

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF MARCH 5, 2002

			ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES			
		State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	IPO Date	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($M)
FFDF	FFD Financial Corp.	OH	135,661	16,420	16,420	0.97	0.93	7.73	7.46	04/03/96	NASDAQ	1,244,178	15.03
FDEF	First Defiance Financial	OH	1,132,613	111,021	97,814	1.24	1.25	13.08	13.16	10/02/95	NASDAQ	6,854,000	110.35
FFBZ	First Federal Bancorp Inc.	OH	229,418	20,563	20,554	1.14	1.18	13.58	13.98	07/13/92	NASDAQ	3,161,401	21.69
FFFB	First Federal Finl Bncp Inc.	OH	69,377	8,785	8,785	0.42	0.42	3.38	3.38	06/04/96	OTC BB	444,904	6.78
FFHS	First Franklin Corp.	OH	279,696	22,204	22,200	0.42	0.40	5.19	5.05	01/26/88	NASDAQ	1,613,873	16.25
FNFI	First Niles Financial Inc.	OH	96,107	17,965	17,965	0.91	0.71	4.45	3.47	10/27/98	NASDAQ	1,516,000	20.01
FPFC	First Place Financial Corp.	OH	1,658,791	190,421	169,409	1.05	1.09	8.70	9.00	01/04/99	NASDAQ	14,641,821	244.21
GCFC	Grand Central Financial Corp.	OH	131,065	18,217	18,217	0.43	0.50	3.25	3.79	12/30/98	NASDAQ	1,749,831	17.27
HCFC	Home City Financial Corp.	OH	145,034	11,739	11,353	0.73	0.53	8.01	5.85	12/30/96	NASDAQ	790,900	8.86
HLFC	Home Loan Financial Corp.	OH	127,622	19,676	19,676	1.18	1.17	7.40	7.35	03/26/98	NASDAQ	1,654,663	17.99
IDVB	Indian Village Bancorp Inc.	OH	78,549	8,214	8,214	0.59	0.42	5.44	3.81	07/02/99	OTC BB	402,139	5.51
LWFH	Lawrence Financial Holdings	OH	136,647	15,778	15,778	0.44	0.43	3.75	3.66	12/29/00	OTC BB	775,827	13.73
LNXC	Lenox Bancorp Inc.	OH	65,175	5,463	5,463	-0.37	-0.37	-5.23	-5.23	07/18/96	OTC BB	353,528	2.83
METF	Metropolitan Financial Corp.	OH	1,578,222	45,864	43,292	-0.12	-0.18	-4.03	-6.47	NA	NASDAQ	8,120,677	22.35
PCBI	Peoples Community Bancorp Inc.	OH	454,576	39,611	36,768	0.64	0.04	6.62	0.39	03/30/00	NASDAQ	2,483,733	47.56
PFFC	Peoples Financial Corp.	OH	106,138	10,385	10,385	0.43	0.25	4.35	2.51	09/13/96	NASDAQ	1,234,085	14.96
POHF	Peoples Ohio Financial	OH	216,898	21,939	21,939	1.17	1.17	11.83	11.83	12/18/89	OTC BB	7,439,650	24.18
PSFC	Peoples-Sidney Financial Corp.	OH	137,192	17,035	17,035	0.52	0.48	4.13	3.76	04/28/97	NASDAQ	1,481,038	16.23
PFOH	Perpetual Federal Savings Bank	OH	299,851	46,104	46,104	1.45	1.45	9.40	9.40	04/19/91	OTC BB	2,434,919	42.32
PTRS	Potters Financial Corp.	OH	146,971	13,260	13,260	1.09	1.00	13.01	11.95	12/31/93	NASDAQ	998,614	21.81
PVFC	PVF Capital Corp.	OH	695,406	50,706	50,706	0.99	0.99	14.34	14.34	12/30/92	NASDAQ	5,223,609	57.86
UCFC	United Community Finl Corp.	OH	1,944,780	261,880	235,904	0.97	0.98	6.03	6.14	07/09/98	NASDAQ	35,667,586	275.35
WOFC	Western Ohio Financial Corp.	OH	336,921	42,519	42,519	0.54	0.53	4.45	4.43	07/29/94	NASDAQ	1,814,531	35.20
WFI	Winton Financial Corp.	OH	484,429	37,565	37,361	0.90	0.83	11.71	10.85	08/04/88	AMEX	4,445,054	44.50
KFBI	Klamath First Bancorp	OR	1,460,960	109,353	65,148	0.57	0.27	5.84	2.80	10/05/95	NASDAQ	6,828,667	91.37
OTFC	Oregon Trail Financial Corp.	OR	399,190	51,562	51,480	1.14	1.20	7.86	8.30	10/06/97	NASDAQ	2,979,943	54.53
CMSB	Commonwealth Bancorp Inc.	PA	1,784,272	149,627	124,715	0.76	0.89	8.64	10.07	06/17/96	NASDAQ	10,350,814	242.21
ESBF	ESB Financial Corp.	PA	1,219,586	80,447	73,383	0.58	0.58	9.74	9.75	06/13/90	NASDAQ	7,121,759	85.28
FSBI	Fidelity Bancorp Inc.	PA	560,996	35,107	33,280	0.66	0.62	10.68	10.04	06/24/88	NASDAQ	1,984,631	34.83
FBBC	First Bell Bancorp Inc.	PA	858,086	67,366	67,366	0.69	0.67	9.23	8.89	06/29/95	NASDAQ	4,758,360	69.47
FKFS	First Keystone Financial	PA	502,219	30,224	30,224	0.52	0.52	8.33	8.26	01/26/95	NASDAQ	2,040,515	29.72
GAF	GA Financial Inc.	PA	863,836	96,940	96,584	0.59	0.59	5.27	5.27	03/26/96	AMEX	5,410,323	92.68
HARL	Harleysville Savings Financial	PA	573,983	34,920	34,920	0.74	0.72	12.05	11.75	08/04/87	NASDAQ	2,233,368	46.28

KELLER & COMPANY
Dublin, Ohio
614-766-1426

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF MARCH 5, 2002

			ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES			
		State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	IPO Date	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($M)
LARL	Laurel Capital Group Inc.	PA	255,270	26,677	26,677	1.29	1.27	12.66	12.46	02/20/87	NASDAQ	1,940,672	37.04
NTNY	Nittany Financial Corp.	PA	106,284	8,164	7,353	0.14	0.12	1.65	1.44	NA	OTC BB	1,056,274	12.58
NEP	Northeast PA Financial Corp.	PA	818,754	74,204	62,031	0.61	0.57	6.28	5.83	04/01/98	AMEX	4,775,862	73.81
PVSA	Parkvale Financial Corp.	PA	1,409,656	98,970	98,743	1.01	0.96	15.33	14.46	07/16/87	NASDAQ	5,667,577	133.18
PHSB	PHSB Financial Corp.	PA	315,383	52,835	52,835	0.78	0.77	7.31	7.19	12/21/01	NASDAQ	3,497,109	47.07
PHFC	Pittsburgh Financial Corp.	PA	416,822	21,328	21,166	0.11	0.11	1.99	2.01	04/01/96	NASDAQ	1,408,699	17.10
PRBC	Prestige Bancorp Inc.	PA	197,845	12,080	12,080	-1.02	-1.19	-16.92	-19.61	06/27/96	NASDAQ	1,059,371	14.24
PFNC	Progress Financial Corp.	PA	851,380	50,599	NA	0.06	-0.15	1.04	-2.54	07/18/83	NASDAQ	5,734,000	47.65
SFSH	SFSB Holding Co.	PA	57,331	8,396	8,396	0.79	0.21	4.92	1.33	02/27/98	OTC BB	555,435	7.91
SOV	Sovereign Bancorp Inc.	PA	35,474,800	2,202,500	858,600	0.34	0.75	5.51	12.19	08/12/86	NYSE	252,050,000	3294.29
SELO	Steelton Bancorp Inc.	PA	59,100	5,687	5,687	0.37	0.37	3.47	3.43	07/09/99	OTC BB	316,328	5.38
THRD	TF Financial Corp.	PA	711,204	57,975	52,876	0.82	0.68	10.42	8.72	07/13/94	NASDAQ	2,718,288	60.86
THTL	Thistle Group Holdings Co.	PA	723,555	88,076	80,215	0.63	0.46	5.10	3.74	07/14/98	NASDAQ	6,729,955	79.61
USAB	USABancShares.com Inc.	PA	284,523	4,267	4,224	-3.43	-2.54	-140.70	-103.95	NA	OTC BB	5,554,545	1.33
WYPT	Waypoint Financial Corp.	PA	5,373,743	486,215	472,651	0.77	0.73	8.34	7.90	10/12/00	NASDAQ	39,176,840	640.54
WVFC	WVS Financial Corp.	PA	406,581	29,753	29,753	1.27	1.27	16.95	16.95	11/29/93	NASDAQ	2,724,422	43.63
CFCP	Coastal Financial Corp.	SC	766,891	57,583	57,583	1.23	1.29	17.48	18.41	09/26/90	NASDAQ	10,616,481	99.26
DFBS	DutchFork Bancshares Inc.	SC	244,599	32,773	32,773	1.53	0.53	10.41	3.59	07/06/00	NASDAQ	1,246,428	27.12
FCPB	First Capital Bancshares Inc.	SC	25,542	3,925	3,925	-2.10	-2.49	-10.52	-12.46	10/29/99	OTC BB	563,728	4.79
FFCH	First Financial Holdings Inc.	SC	2,318,872	160,640	150,030	1.05	1.05	16.07	15.95	11/10/83	NASDAQ	13,394,515	366.38
PEDE	Great Pee Dee Bancorp Inc.	SC	123,546	25,450	NA	0.91	0.91	4.18	4.18	12/31/97	NASDAQ	1,775,475	21.57
SFDL	Security Federal Corp.	SC	366,035	25,515	25,212	0.69	0.62	9.88	8.79	NA	Pink Sheet	1,671,459	54.32
UFBS	Union Financial Bcshs Inc.	SC	296,988	24,408	18,273	0.51	0.48	5.79	5.48	NA	NASDAQ	1,928,125	21.21
HFFC	HF Financial Corp.	SD	736,226	54,032	48,519	0.56	0.50	8.06	7.20	04/08/92	NASDAQ	3,665,228	40.05
CAVB	Cavalry Bancorp Inc.	TN	432,874	48,806	48,806	0.49	0.89	4.31	7.81	03/17/98	NASDAQ	7,079,801	92.38
SCYT	Security Bancorp Inc.	TN	85,897	9,053	9,053	1.00	1.00	9.63	9.63	06/30/97	OTC BB	436,425	8.20
SFBK	SFB Bancorp Inc.	TN	56,910	11,617	11,617	0.80	0.80	3.98	3.98	05/30/97	OTC BB	582,995	7.60
UTBI	United Tennessee Bankshares	TN	102,298	13,911	12,938	0.91	0.91	6.87	6.90	01/05/98	NASDAQ	1,343,926	12.36
BAFI	BancAffiliated Inc.	TX	47,720	4,702	4,702	NA	NA	NA	NA	06/01/01	OTC BB	264,500	2.65
BCSF	Bryan-College Station Finl HC	TX	82,057	675	675	-0.81	-0.82	-68.32	-69.54	10/30/92	Pink Sheet	471,411	2.36
CBCB	CBCT Bancshares Inc.	TX	37,413	5,714	5,714	0.82	0.65	5.67	4.44	09/25/00	OTC BB	281,031	3.49
CBSA	Coastal Bancorp Inc.	TX	2,597,891	157,434	135,623	0.72	0.72	14.66	14.66	NA	NASDAQ	5,835,178	185.27
ETFS	East Texas Financial Services	TX	208,795	18,276	16,106	0.63	0.45	7.46	5.27	01/10/95	OTC BB	1,162,320	13.95

KELLER & COMPANY
Dublin, Ohio
614-766-1426

KEY FINANCIAL DATA AND RATIOS

PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF MARCH 5, 2002

			ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES			
		State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	IPO Date	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($M)
HRGB	Heritage Bancshares	TX	NA	NA	NA	0.84	0.67	10.86	8.67	02/26/02	OTC BB	NA	5.77
JXVL	Jacksonville Bancorp Inc.	TX	390,664	36,377	36,377	1.24	1.24	11.81	11.74	04/01/96	NASDAQ	1,822,924	38.79
BFSB	Bedford Bancshares Inc.	VA	223,042	23,311	23,311	1.21	1.21	10.72	10.72	08/22/94	NASDAQ	2,042,774	28.71
CFFC	Community Financial Corp.	VA	257,250	26,343	26,278	1.00	1.00	10.14	10.14	03/30/88	NASDAQ	2,258,142	25.91
GAFC	Greater Atlantic Financial	VA	404,007	21,467	20,183	0.05	0.00	0.80	0.07	NA	NASDAQ	3,007,434	18.65
EVRT	EverTrust Financial Group Inc.	WA	646,997	94,277	94,277	0.90	0.94	4.80	4.99	10/04/99	NASDAQ	5,322,269	91.14
FMSB	First Mutual Bancshares Inc.	WA	678,349	51,972	51,972	1.05	0.96	14.14	12.91	12/17/85	NASDAQ	4,725,966	62.38
HFWA	Heritage Financial Corp.	WA	591,819	79,386	72,602	1.09	1.06	7.56	7.39	01/09/98	NASDAQ	7,704,121	96.30
HRZB	Horizon Financial Corp.	WA	745,500	99,529	98,955	1.29	1.25	9.65	9.40	08/01/86	NASDAQ	8,622,962	111.67
RVSB	Riverview Bancorp Inc.	WA	396,027	53,710	52,933	1.09	0.92	8.62	7.29	10/01/97	NASDAQ	4,487,183	55.93
STSA	Sterling Financial Corp.	WA	3,038,593	165,690	121,069	0.57	0.51	10.54	9.46	NA	NASDAQ	10,544,653	198.24
TSBK	Timberland Bancorp Inc.	WA	380,385	71,291	71,291	1.50	1.50	7.77	7.77	01/13/98	NASDAQ	4,459,995	68.68
WFSL	Washington Federal Inc.	WA	6,991,669	879,966	844,263	1.79	1.77	15.19	15.01	11/17/82	NASDAQ	63,417,001	1648.62
WM	Washington Mutual Inc.	WA	242,506,000	14,063,000	11,733,000	1.38	0.95	23.58	16.29	03/11/83	NYSE	873,089,000	32176.32
ABCW	Anchor BanCorp Wisconsin	WI	3,579,446	259,654	239,654	1.00	0.98	14.05	13.76	07/16/92	NASDAQ	24,845,906	466.99
FTFC	First Federal Capital Corp.	WI	2,717,710	192,398	167,452	1.14	1.14	17.19	17.18	11/02/89	NASDAQ	20,200,829	328.26
STFR	St. Francis Capital Corp.	WI	2,199,657	163,982	150,631	0.86	0.84	12.60	12.28	06/21/93	NASDAQ	9,183,446	204.33
AFBC	Advance Financial Bancorp	WV	199,310	17,279	17,279	0.84	0.71	8.84	7.54	01/02/97	NASDAQ	932,285	13.98
SVBC	Sistersville Bancorp Inc.	WV	39,743	9,025	9,025	0.69	0.69	2.69	2.69	06/26/97	OTC BB	460,623	8.48
CRZY	Crazy Woman Creek Bancorp	WY	70,399	13,485	13,220	0.26	0.27	1.31	1.36	03/29/96	NASDAQ	788,524	11.43

KELLER & COMPANY
Dublin, Ohio
614-766-1426

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF MARCH 5, 2002

	State	ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES			
		Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	IPO Date	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($M)
ALL THRIFTS												
AVERAGE		2,637,719	187,296	162,119	1.02	0.97	14.27	13.58			13,006,514	349.74
MEDIAN		380,409	33,679	33,248	0.77	0.75	7.88	7.54			2,339,297	35.60
HIGH		242,506,000	14,063,000	11,733,000	1.82	2.16	30.83	30.83			873,089,000	32,176.32
LOW		25,542	675	675	-3.55	-2.99	-140.70	-103.95			132,979	1.33
AVERAGE FOR STATE												
NE		12,901,585	734,654	543,204	0.76	0.60	12.23	9.71			45,974,648	1,153.96
AVERAGE BY REGION												
MIDWEST		974,014	79,410	72,036	1.07	0.96	12.92	11.64			5,959,969	126.96
NEW ENGLAND		1,316,785	122,899	108,446	1.00	0.97	10.33	10.00			6,969,210	182.86
MID ATLANTIC		2,718,238	214,641	163,274	0.51	1.10	6.06	13.12			18,595,032	415.31
SOUTHEAST		808,384	76,821	66,472	0.55	0.39	5.90	4.22			8,028,294	106.41
SOUTHWEST		374,872	26,907	25,469	0.66	0.67	9.93	10.13			1,519,529	26.23
WEST		14,136,731	867,880	760,162	1.24	0.98	20.59	16.29			49,096,504	1,805.51
AVERAGE BY EXCHANGE												
NYSE		34,174,587	2,139,026	1,780,713	1.06	0.99	16.83	15.83			139,192,892	4,520.68
AMEX		578,333	52,727	51,183	0.75	0.71	8.01	7.50			3,096,397	54.14
NASDAQ		1,092,728	97,795	85,866	0.96	0.94	10.64	10.47			7,491,163	152.95
OTC		122,359	11,513	11,244	0.37	0.27	3.90	2.84			998,872	10.41
Pink Sheets		163,716	13,287	13,227	0.63	0.55	7.81	6.90			955,311	19.44

KELLER & COMPANY
Dublin, Ohio
614-766-1426

RECENTLY CONVERTED THRIFT INSTITUTIONS
PRICES AND PRICE CHANGES

					PRICES AND CHANGE FROM IPO DATE					
			IPO Date	IPO Price ($)	1 Day After IPO ($)	% Change	1 Week After IPO ($)	% Change	1 Mo. After IPO ($)	% Change
CTZN	Citizens First Bancorp Inc.	MI	03/07/01	10.00	13.81	38.13	13.50	35.00	13.25	32.50
BUCS	BUCS Financial Corp	MD	03/15/01	10.00	NA	NA	13.63	36.25	13.69	36.88
FBTC	First BancTrust Corp.	IL	04/19/01	10.00	11.32	13.20	11.29	12.90	12.11	21.10
CFSL	Chesterfield Financial Corp.	IL	05/02/01	10.00	13.65	36.50	13.99	39.90	14.35	43.50
FFFL	Fidelity Bankshares Inc.	FL	05/15/01	10.00	12.32	23.20	12.90	29.00	13.63	36.30
BAFI	BancAffiliated Inc.	TX	06/01/01	10.00	NA	NA	NA	NA	10.75	7.50
GLBP	Globe Bancorp Inc.	LA	07/10/01	10.00	11.31	13.12	11.06	10.60	11.10	11.00
PBNC	PFS Bancorp Inc.	IN	10/12/01	10.00	12.15	21.50	12.45	24.50	12.45	24.50
CHFN	Charter Financial Corp. (MHC)	GA	10/17/01	10.00	14.25	42.50	15.25	52.50	17.41	74.10
PHSB	PHSB Financial Corp.	PA	12/21/01	10.00	12.24	22.40	12.06	20.60	12.46	24.60
AJSB	AJS Bancorp Inc. (MHC)	IL	12/27/01	10.00	13.20	32.00	12.91	29.10	13.25	32.50
CSFC	City Savings Financial Corp.	IN	12/28/01	10.00	12.20	22.00	12.25	22.50	12.75	27.50
CLOV	Clover Leaf Financial Corp.	IL	12/28/01	10.00	12.50	25.00	13.00	30.00	13.10	31.00
WFD	Westfield Financial Inc. (MHC)	MA	12/28/01	10.00	13.34	33.40	13.24	32.40	13.60	36.00
AFBA	Allied First Bancorp Inc.	IL	12/31/01	10.00	11.90	19.00	11.85	18.50	11.92	19.20
HRGB	Heritage Bancshares	TX	02/26/02	10.00	12.05	20.50	NA	NA	NA	NA
	AVERAGE					25.89		28.13		30.55
	MEDIAN					22.80		29.05		31.00
	HIGH					42.50		52.50		74.10
	LOW					13.12		10.60		7.50

KELLER & COMPANY
Dublin, Ohio
614-766-1426

ACQUISITIONS AND PENDING ACQUISITIONS
COUNTY, CITY OR MARKET AREA OF TIERONE BANK

NONE

EXHIBIT 36

KELLER & COMPANY
Dublin, Ohio
614-766-1426

THRIFT STOCK PRICES AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED MUTUAL HOLDING COMPANIES
AS OF MARCH 1, 2002

		State	Exchange	PER SHARE: Latest Price ($)	All Time High ($)	All Time Low ($)	Monthly Change (%)	Quarterly Change (%)	Book Value ($)	Assets ($)	12 Month Div. ($)	PRICING RATIOS: Price/ Earnings (X)	Price/ Bk. Value (%)	Price/ Assets (%)	Price/Core Earnings (X)
PBCT	People's Bank (MHC)	CT	NASDAQ	23.010	27.875	20.750	4.59	7.93	15.20	193.31	1.36	18.71	151.38	11.90	32.87
CHFN	Charter Financial Corp. (MHC)	GA	NASDAQ	22.600	25.100	14.250	-1.65	32.94	13.76	47.70	0.00	NA	164.24	47.38	NA
WCFB	Webster City Fed Bncp (MHC)	IA	NASDAQ	16.400	17.000	13.750	2.50	-1.80	11.33	51.80	0.90	25.63	144.75	31.66	27.80
AJSB	AJS Bancorp Inc. (MHC)	IL	OTC BB	13.750	14.150	10.000	1.85	NA	NA	NA	0.00	NA	NA	NA	NA
JXSB	Jacksonville Savings Bk (MHC)	IL	NASDAQ	10.400	11.600	8.800	-9.57	1.56	10.62	120.58	0.30	NM	97.93	8.63	9.45
MSVB	Mid-Southern Savings Bank(MHC)	IN	OTC BB	13.700	13.750	6.500	3.40	27.44	9.10	64.84	0.50	28.54	150.55	21.13	28.54
CFFN	Capitol Federal Finl (MHC)	KS	NASDAQ	23.510	23.510	15.500	7.65	17.26	13.24	116.72	0.66	23.05	177.57	20.14	23.05
BRKL	Brookline Bancorp (MHC)	MA	NASDAQ	16.930	17.340	12.950	8.11	11.38	10.66	41.08	0.55	23.85	158.82	41.21	26.87
SERC	Service Bancorp Inc. (MHC)	MA	OTC BB	13.900	14.250	7.063	1.46	4.91	12.05	160.66	0.00	18.53	115.35	8.65	22.79
WFSM	Westborough Finl Services(MHC)	MA	OTC BB	21.800	21.800	10.875	9.00	17.84	17.04	145.02	0.20	25.65	127.93	15.03	38.93
WFD	Westfield Financial Inc. (MHC)	MA	AMEX	14.390	14.880	10.000	5.19	NA	12.00	73.98	0.00	NA	119.92	19.45	NA
BCSB	BCSB Bankcorp Inc. (MHC)	MD	NASDAQ	10.300	10.600	8.125	3.00	8.42	7.21	70.10	0.50	NM	142.86	14.69	NA
LFED	Leeds Federal Bankshares (MHC)	MD	NASDAQ	31.750	32.350	13.100	0.16	0.79	11.40	92.61	0.60	59.91	278.51	34.28	59.91
ALPN	Alpena Bancshares Inc. (MHC)	MI	OTC BB	13.750	15.000	8.750	4.17	11.79	12.43	150.59	0.50	13.61	110.62	9.13	22.18
LBTM	Liberty Savings Bank (MHC)	MO	OTC BB	14.600	14.990	11.750	0.00	6.18	14.42	137.32	0.80	42.94	101.25	10.63	52.14
EBMT	Eagle Bancorp (MHC)	MT	OTC BB	19.000	19.750	11.000	5.56	18.75	17.08	146.80	0.37	14.50	111.24	12.94	14.50
ASFE	AF Bankshares (MHC)	NC	OTC BB	14.100	15.000	9.500	-2.76	-6.00	12.10	158.82	0.20	235.00	116.53	8.88	NM
GBNK	Gaston Federal Bancorp (MHC)	NC	NASDAQ	15.000	16.310	11.700	0.67	-0.40	9.89	106.49	0.31	35.71	151.67	14.09	31.25
WAKE	Wake Forest Bancshares (MHC)	NC	OTC BB	14.500	18.050	12.750	-6.45	-14.71	12.68	83.89	0.48	15.76	114.35	17.29	15.76
HCBK	Hudson City Bancorp Inc. (MHC)	NJ	NASDAQ	31.950	31.950	18.313	5.13	28.83	13.74	115.24	0.52	23.67	232.53	27.73	23.67
LIBB	Liberty Bancorp Inc. (MHC)	NJ	NASDAQ	17.450	18.250	8.800	1.16	49.15	9.45	103.40	0.12	49.86	184.66	16.88	64.63
PLSK	Pulaski Bancorp Inc. (MHC)	NJ	NASDAQ	32.420	32.420	10.875	0.37	77.55	12.99	123.69	0.38	60.04	249.58	26.21	49.12
ROEB	Roebling Financial Corp. (MHC)	NJ	OTC BB	15.050	18.000	13.000	-12.75	-2.90	14.19	176.14	0.00	15.05	106.06	8.54	15.05
WEBK	West Essex Bancorp (MHC)	NJ	NASDAQ	19.480	19.500	10.016	11.31	28.58	10.35	75.34	0.49	30.92	188.21	25.86	31.42
ALMG	Alamogordo Finl Corp. (MHC)	NM	OTC BB	25.000	25.500	13.625	0.00	7.07	21.20	123.54	0.64	45.45	117.92	20.24	45.45
FNFG	First Niagara Finl Group (MHC)	NY	NASDAQ	18.660	19.340	10.750	4.25	14.48	10.51	111.29	0.38	21.95	177.55	16.77	21.45
GOV	Gouverneur Bancorp (MHC)	NY	AMEX	8.450	9.100	5.550	0.60	-0.59	7.39	36.62	0.19	22.84	114.34	23.07	24.85
GCBC	Greene County Bncp Inc. (MHC)	NY	NASDAQ	18.750	18.850	9.150	19.05	25.00	13.00	98.41	0.53	30.74	144.23	19.05	30.74
ONFC	Oneida Financial Corp. (MHC)	NY	NASDAQ	21.300	23.000	12.250	-0.93	2.65	13.98	104.67	0.74	23.15	152.36	20.35	24.20
OCSB	Oswego County Bancorp (MHC)	NY	OTC BB	29.000	29.000	10.875	61.11	93.33	19.20	191.16	0.38	21.48	151.04	15.17	22.14
PBHC	Pathfinder Bancorp Inc. (MHC)	NY	NASDAQ	13.400	14.150	5.938	1.13	-1.33	8.64	93.95	0.26	21.61	155.09	14.26	31.16
PBCP	Provident Bancorp Inc. (MHC)	NY	NASDAQ	27.630	29.640	17.010	0.80	11.86	12.96	111.22	0.31	26.31	213.19	24.84	27.63
ROME	Rome Bancorp Inc. (MHC)	NY	NASDAQ	18.000	18.000	11.625	4.05	5.26	12.33	83.91	0.30	23.38	145.99	21.45	23.68
SFFS	Sound Federal Bancorp (MHC)	NY	NASDAQ	15.250	15.350	9.625	2.07	17.31	12.60	124.00	0.28	15.25	121.03	12.30	15.25
WAYN	Wayne Savings Bancshares (MHC)	OH	NASDAQ	21.000	22.000	11.700	5.00	27.27	10.03	129.31	0.67	31.82	209.37	16.24	31.82

KELLER & COMPANY
Dublin, Ohio
614-766-1426

THRIFT STOCK PRICES AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED MUTUAL HOLDING COMPANIES
AS OF MARCH 1, 2002

		State	Exchange	PER SHARE								PRICING RATIOS			
				Latest Price ($)	All Time High ($)	All Time Low ($)	Monthly Change (%)	Quarterly Change (%)	Book Value ($)	Assets ($)	12 Month Div. ($)	Price/ Earnings (X)	Price/ Bk. Value (%)	Price/ Assets (%)	Price/Core Earnings (X)
EKAB	Eureka Bank (MHC)	PA	OTC BB	16.000	17.000	10.250	0.00	18.52	15.11	61.06	0.74	26.67	105.89	26.20	26.67
ALLB	Greater Delaware Valley (MHC)	PA	NASDAQ	31.500	32.600	9.821	7.69	8.81	10.07	109.59	0.36	46.32	312.81	28.74	46.32
NWSB	Northwest Bancorp Inc. (MHC)	PA	NASDAQ	12.060	12.190	8.820	3.52	11.67	6.16	86.78	0.22	18.84	195.78	13.90	20.44
SKBO	Skibo Financial Corp. (MHC)	PA	NASDAQ	12.938	13.100	7.200	-0.86	17.61	7.87	49.19	0.88	58.81	164.40	26.30	58.81
WGBC	Willow Grove Bncp Inc. (MHC)	PA	NASDAQ	21.100	21.170	11.620	7.71	18.81	12.99	130.28	0.50	37.68	162.43	16.20	39.81
JFSZ	Jefferson FS&LA (MHC)	TN	Pink Sheet	25.000	27.560	11.250	16.28	16.28	16.79	142.34	0.70	23.15	148.90	17.56	23.36
BKMU	Bank Mutual Corp. (MHC)	WI	NASDAQ	17.100	17.750	10.313	6.21	5.23	13.61	130.09	0.29	18.19	125.64	13.14	18.19
ALL MUTUAL HOLDING COMPANIES															
	AVERAGE			18.854	19.732	11.083	4.28	15.62	12.37	109.11	0.43	34.45	156.45	19.47	30.32
	MEDIAN			17.275	18.025	10.875	2.75	11.73	12.43	111.22	0.38	23.85	150.55	17.29	26.87
	HIGH			32.420	32.600	20.750	61.11	93.33	21.20	193.31	1.36	235.00	312.81	47.38	64.63
	LOW			8.450	9.100	5.550	-12.75	-14.71	6.16	36.62	0.00	13.61	97.93	8.54	9.45

EXHIBIT 37

KELLER & COMPANY
Dublin, Ohio
614-766-1426

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED, FDIC-INSURED MUTUAL HOLDING COMPANIES
AS OF MARCH 1, 2002

			ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES			
		State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	IPO Date	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($M)
PBCT	People's Bank (MHC)	CT	11,890,600	935,000	819,100	0.68	0.39	8.24	4.71	07/06/88	NASDAQ	61,510,000	1,415.35
CHFN	Charter Financial Corp. (MHC)	GA	945,435	272,851	272,851	NA	NA	NA	NA	10/17/01	NASDAQ	19,822,405	447.99
WCFB	Webster City Fed Bncp (MHC)	IA	96,761	21,167	21,167	1.18	1.17	5.38	5.33	08/15/94	NASDAQ	1,867,901	30.63
AJSB	AJS Bancorp Inc. (MHC)	IL	NA	NA	NA	0.69	0.69	7.39	7.39	12/27/01	OTC BB	NA	33.10
JXSB	Jacksonville Savings Bk (MHC)	IL	230,221	20,272	16,970	0.00	0.91	-0.05	10.06	04/21/95	NASDAQ	1,909,304	19.86
MSVB	Mid-Southern Savings Bank(MHC)	IN	94,047	13,205	13,205	0.81	0.81	5.32	5.32	04/09/98	OTC BB	1,450,413	19.87
CFFN	Capitol Federal Finl (MHC)	KS	8,705,324	945,579	945,579	0.93	0.93	7.86	7.86	04/01/99	NASDAQ	74,580,914	1,751.50
BRKL	Brookline Bancorp (MHC)	MA	1,099,596	285,445	285,445	1.81	1.61	6.81	6.06	03/25/98	NASDAQ	26,767,549	453.17
SERC	Service Bancorp Inc. (MHC)	MA	264,141	19,106	19,106	0.50	0.41	6.54	5.32	10/08/98	OTC BB	1,644,124	22.85
WFSM	Westborough Finl Services(MHC)	MA	229,327	26,941	26,941	0.60	0.40	5.09	3.38	02/16/00	OTC BB	1,581,374	34.47
WFD	Westfield Financial Inc. (MHC)	MA	782,732	131,317	131,317	0.70	0.62	6.16	5.50	12/28/01	AMEX	10,580,000	152.25
BCSB	BCSB Bankcorp Inc. (MHC)	MD	411,320	42,279	42,279	0.04	0.04	0.37	0.37	07/08/98	NASDAQ	5,867,322	60.43
LFED	Leeds Federal Bankshares (MHC)	MD	420,297	51,751	51,751	0.63	0.63	4.70	4.70	05/02/94	NASDAQ	4,538,181	144.09
ALPN	Alpena Bancshares Inc. (MHC)	MI	247,205	20,400	18,412	0.65	0.39	8.38	5.04	11/07/94	OTC BB	1,641,579	22.57
LBTM	Liberty Savings Bank (MHC)	MO	183,491	19,272	19,272	0.23	0.19	2.28	1.90	08/23/93	OTC BB	1,336,276	19.51
EBMT	Eagle Bancorp (MHC)	MT	176,688	20,553	20,553	0.92	0.92	7.79	7.77	04/05/00	OTC BB	1,203,572	22.87
ASFE	AF Bankshares (MHC)	NC	166,659	12,696	11,002	0.04	-0.06	0.48	-0.69	10/07/96	OTC BB	1,049,378	14.80
GBNK	Gaston Federal Bancorp (MHC)	NC	448,269	41,630	36,843	0.65	0.75	4.17	4.79	04/13/98	NASDAQ	4,209,434	63.14
WAKE	Wake Forest Bancshares (MHC)	NC	96,892	14,651	14,651	1.13	1.13	7.29	7.29	04/03/96	OTC BB	1,155,026	16.75
HCBK	Hudson City Bancorp Inc. (MHC)	NJ	11,426,768	1,288,736	1,288,736	1.32	1.32	10.09	10.09	07/13/99	NASDAQ	99,158,700	3,168.12
LIBB	Liberty Bancorp Inc. (MHC)	NJ	337,801	30,883	30,883	0.29	0.29	2.82	2.82	07/01/98	NASDAQ	3,267,072	57.01
PLSK	Pulaski Bancorp Inc. (MHC)	NJ	237,596	24,957	24,957	0.43	0.52	4.20	5.13	04/03/97	NASDAQ	1,920,845	62.27
ROEB	Roebling Financial Corp. (MHC)	NJ	74,949	6,037	6,037	0.63	0.63	7.17	7.17	10/02/97	OTC BB	425,500	6.40
WEBK	West Essex Bancorp (MHC)	NJ	370,764	50,915	47,457	0.86	0.85	6.12	6.06	10/05/98	NASDAQ	4,921,000	95.86
ALMG	Alamogordo Finl Corp. (MHC)	NM	157,517	27,026	27,026	0.46	0.47	2.61	2.62	05/16/00	OTC BB	1,275,000	32.31
FNFG	First Niagara Finl Group (MHC)	NY	2,857,946	260,617	179,855	0.79	0.81	8.30	8.50	04/20/98	NASDAQ	25,680,600	479.20
GOV	Gouverneur Bancorp (MHC)	NY	83,385	16,836	16,836	0.99	0.91	4.89	4.50	03/23/99	AMEX	2,276,759	19.24
GCBC	Greene County Bncp Inc. (MHC)	NY	197,364	25,414	25,414	0.66	0.66	4.87	4.85	12/30/98	NASDAQ	2,005,435	37.60
ONFC	Oneida Financial Corp. (MHC)	NY	352,717	45,014	40,270	0.89	0.85	6.91	6.61	12/30/98	NASDAQ	3,369,760	71.78
OCSB	Oswego County Bancorp (MHC)	NY	162,985	15,817	NA	0.75	0.73	7.36	7.15	07/14/99	OTC BB	852,618	24.73
PBHC	Pathfinder Bancorp Inc. (MHC)	NY	244,366	22,184	19,842	0.68	0.47	7.34	5.11	11/16/95	NASDAQ	2,600,995	34.85
PBCP	Provident Bancorp Inc. (MHC)	NY	894,306	104,201	104,201	0.93	0.88	8.17	7.78	01/08/99	NASDAQ	8,040,707	222.21
ROME	Rome Bancorp Inc. (MHC)	NY	247,437	36,364	36,364	0.94	0.92	6.20	6.12	10/06/99	NASDAQ	2,948,845	53.08

KELLER & COMPANY
Dublin, Ohio
614-766-1426

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED, FDIC-INSURED MUTUAL HOLDING COMPANIES
AS OF MARCH 1, 2002

			ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES			
		State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	IPO Date	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($M)
SFFS	Sound Federal Bancorp (MHC)	NY	591,142	60,063	46,093	0.85	0.85	8.35	8.35	10/08/98	NASDAQ	4,767,292	72.70
WAYN	Wayne Savings Bancshares (MHC)	OH	332,173	25,758	25,477	0.53	0.53	6.69	6.69	06/25/93	NASDAQ	2,568,821	53.95
EKAB	Eureka Bank (MHC)	PA	75,671	18,731	18,731	1.02	1.02	4.01	4.01	01/07/99	OTC BB	1,239,318	19.83
ALLB	Greater Delaware Valley (MHC)	PA	377,145	34,647	34,647	0.65	0.65	6.96	6.96	03/03/95	NASDAQ	3,441,383	108.40
NWSB	Northwest Bancorp Inc. (MHC)	PA	4,121,293	292,521	221,941	0.80	0.74	11.09	10.19	11/07/94	NASDAQ	47,488,832	572.73
SKBO	Skibo Financial Corp. (MHC)	PA	153,935	24,636	24,636	0.47	0.47	2.86	2.86	04/04/97	NASDAQ	3,129,551	40.63
WGBC	Willow Grove Bncp Inc. (MHC)	PA	643,656	62,870	61,689	0.45	0.43	4.51	4.33	12/24/98	NASDAQ	4,940,600	104.25
JFSZ	Jefferson FS&LA (MHC)	TN	265,309	31,303	31,303	0.79	0.79	6.71	6.65	05/13/94	Pink Sheet	1,863,900	46.60
BKMU	Bank Mutual Corp. (MHC)	WI	2,905,790	304,098	245,132	0.71	0.71	6.85	6.85	11/02/00	NASDAQ	22,337,165	381.97
ALL MUTUAL HOLDING COMPANIES													
	AVERAGE		1,307,342	139,116	133,099	0.89	0.81	8.09	7.40			11,542,328	250.26
	MEDIAN		265,309	30,883	31,093	0.69	0.71	6.54	5.50			2,948,845	53.52
	HIGH		11,890,600	1,288,736	1,288,736	1.81	1.61	11.09	10.19			99,158,700	3,168.12
	LOW		74,949	6,037	6,037	0.00	-0.06	-0.05	-0.69			425,500	6.40

EXHIBIT 38

KELLER & COMPANY
Dublin, Ohio
614-766-1426

COMPARABLE GROUP SELECTION

BALANCE SHEET PARAMETERS

General Parameters:
States: AR CO IL IN IA KS LA MN MO NE OH OR PA SD TX WA WI WY
IPO Date: <= 12/31/00
Asset size: >=375,000,000
<=3,000,000,000

			IPO Date	Total Assets ($000)	Cash & Invest./ Assets (%)	MBS/ Assets (%)	1-4 Fam. Loans/ Assets (%)	Total Net Loans/ Assets (%)	Total Net Loans & MBS/ Assets (%)	Borrowed Funds/ Assets (%)	Equity/ Assets (%)
	TIERONE BANK		-	**1,570,013**	**5.04**	**2.95**	**50.52**	**88.75**	**91.70**	**19.32**	**7.76**
	DEFINED PARAMETERS FOR INCLUSION IN COMPARABLE GROUP		Prior to 12/31/00	> 375,000 < 3,000,000	< 25.00	< 20.00	25.00 - 75.00	50.00 - 90.00	70.00 - 90.00	< 35.00	6.00 - 15.00
TSBK	Timberland Bancorp Inc.	WA	01/13/98	380,385	9.21	5.04	37.10	81.64	86.68	17.36	18.74
FFFD	North Central Bancshares Inc.	IA	03/21/96	380,433	9.70	1.82	52.30	83.59	85.41	18.79	9.59
JXVL	Jacksonville Bancorp Inc.	TX	04/01/96	390,664	15.34	15.07	46.65	65.98	81.05	9.92	9.31
RVSB	Riverview Bancorp Inc.	WA	10/01/97	396,027	11.32	13.95	25.06	70.67	84.62	18.81	13.56
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
WVFC	WVS Financial Corp.	PA	11/29/93	406,581	41.81	14.46	30.08	42.33	56.79	48.43	7.32
GFED	Guaranty Federal Bcshs Inc.	MO	12/31/97	408,134	13.03	1.26	46.65	82.92	84.18	29.75	12.34
MFBC	MFB Corp.	IN	03/25/94	412,864	18.45	4.92	43.78	73.58	78.51	31.34	8.48
PHFC	Pittsburgh Financial Corp.	PA	04/01/96	416,822	12.31	17.58	54.16	66.09	83.67	43.50	5.12
FSFF	First SecurityFed Financial	IL	10/31/97	423,547	25.38	5.29	51.92	67.31	72.60	16.67	17.42
PCBI	Peoples Community Bancorp Inc.	OH	03/30/00	454,576	6.31	0.00	53.28	89.23	89.23	32.34	8.71
KNK	Kankakee Bancorp Inc.	IL	01/06/93	479,484	13.35	2.65	56.88	80.29	82.94	6.26	8.45
PFSL	Pocahontas Bancorp Inc.	AR	04/01/98	482,037	15.68	7.79	36.45	68.23	76.02	6.22	9.31
WFI	Winton Financial Corp.	OH	08/04/88	484,429	5.14	1.51	45.72	91.83	93.34	26.73	7.75
PFDC	Peoples Bancorp	IN	07/07/87	491,404	NA	NA	NA	81.83	NA	9.92	11.90
LNCB	Lincoln Bancorp	IN	12/30/98	492,670	10.98	13.32	50.74	72.06	85.38	30.21	17.51
TSH	Teche Holding Co.	LA	04/19/95	500,349	15.31	8.18	59.33	73.20	81.38	18.84	10.43
FKFS	First Keystone Financial	PA	01/26/95	502,219	18.75	25.70	32.46	50.79	76.48	25.11	6.02

KELLER & COMPANY
Dublin, Ohio
614-766-1426

COMPARABLE GROUP SELECTION

BALANCE SHEET PARAMETERS

General Parameters:
States: AR CO IL IN IA KS LA MN MO NE OH OR PA SD TX WA WI WY
IPO Date: <= 12/31/00
Asset size: >=375,000,000
<=3,000,000,000

			IPO Date	Total Assets ($000)	Cash & Invest./ Assets (%)	MBS/ Assets (%)	1-4 Fam. Loans/ Assets (%)	Total Net Loans/ Assets (%)	Total Net Loans & MBS/ Assets (%)	Borrowed Funds/ Assets (%)	Equity/ Assets (%)
	TIERONE BANK		-	**1,570,013**	**5.04**	**2.95**	**50.52**	**88.75**	**91.70**	**19.32**	**7.76**
	DEFINED PARAMETERS FOR INCLUSION IN COMPARABLE GROUP		Prior to 12/31/00	> 375,000 < 3,000,000	< 25.00	< 20.00	25.00 - 75.00	50.00 - 90.00	70.00 - 90.00	< 35.00	6.00 - 15.00
ASBI	Ameriana Bancorp	IN	03/02/87	511,383	11.97	9.90	49.07	71.68	81.58	13.25	8.38
FFHH	FSF Financial Corp.	MN	10/07/94	522,573	10.14	10.18	25.28	[illegible]	84.98	18.75	8.12
CASH	First Midwest Financial Inc.	IA	09/20/93	550,912	11.16	20.65	17.39	62.79	83.44	27.67	7.82
FSBI	Fidelity Bancorp Inc.	PA	06/24/88	560,996	24.41	16.23	44.07	56.22	72.45	33.85	6.26
HARL	Harleysville Savings Financial	PA	08/04/87	573,983	16.21	29.22	50.01	51.64	80.86	31.84	6.08
HFWA	Heritage Financial Corp.	WA	01/09/98	591,819	8.25	1.12	18.38	84.80	85.92	2.59	13.41
EVRT	EverTrust Financial Group Inc.	WA	10/04/99	646,997	7.11	3.61	12.17	86.15	89.76	17.60	14.57
FFSX	First Federal Bankshares Inc.	IA	04/14/99	651,629	23.24	4.03	26.38	64.45	68.49	13.82	10.96
FBCI	Fidelity Bancorp Inc.	IL	12/15/93	666,455	12.22	19.16	47.11	67.33	86.49	28.20	7.24
EFC	EFC Bancorp Inc.	IL	04/07/98	673,443	14.75	1.52	57.55	79.75	81.27	26.02	10.19
FMSB	First Mutual Bancshares Inc.	WA	12/17/85	678,349	6.64	7.62	12.45	83.67	91.28	28.21	7.66
PVFC	PVF Capital Corp.	OH	12/30/92	695,406	8.58	2.00	34.50	87.13	89.12	25.30	7.29
FFBH	First Federal Bancshares of AR	AR	05/03/96	697,665	26.83	0.00	50.60	69.14	69.14	8.00	10.38
THRD	TF Financial Corp.	PA	07/13/94	711,204	15.49	27.59	32.46	53.10	80.69	31.27	8.15
HMNF	HMN Financial Inc.	MN	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	10.03
THTL	Thistle Group Holdings Co.	PA	07/14/98	723,555	19.48	40.57	19.92	35.01	75.58	24.86	12.17
HFFC	HF Financial Corp.	SD	04/08/92	736,226	15.79	5.65	16.57	73.12	78.78	9.51	7.34
HRZB	Horizon Financial Corp.	WA	08/01/86	745,500	[illegible]	[illegible]	44.93	77.06	[illegible]	4.12	13.35

KELLER & COMPANY
Dublin, Ohio
614-766-1426

COMPARABLE GROUP SELECTION

BALANCE SHEET PARAMETERS

General Parameters:
States: AR CO IL IN IA KS LA MN MO NE OH OR PA SD TX WA WI WY
IPO Date: <= 12/31/00
Asset size: >=375,000,000
<=3,000,000,000

			IPO Date	Total Assets ($000)	Cash & Invest./ Assets (%)	MBS/ Assets (%)	1-4 Fam. Loans/ Assets (%)	Total Net Loans/ Assets (%)	Total Net Loans & MBS/ Assets (%)	Borrowed Funds/ Assets (%)	Equity/ Assets (%)
	TIERONE BANK		-	**1,570,013**	**5.04**	**2.95**	**50.52**	**88.75**	**91.70**	**19.32**	**7.76**
	DEFINED PARAMETERS FOR INCLUSION IN COMPARABLE GROUP		Prior to 12/31/00	> 375,000 < 3,000,000	< 25.00	< 20.00	25.00 - 75.00	50.00 - 90.00	70.00 - 90.00	< 35.00	6.00 - 15.00
MFSF	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
NEP	Northeast PA Financial Corp.	PA	04/01/98	818,754	19.35	15.44	36.68	60.34	75.78	25.76	9.06
PFNC	Progress Financial Corp.	PA	07/18/83	851,380	10.69	22.50	8.32	61.15	83.64	16.51	5.94
FBBC	First Bell Bancorp Inc.	PA	06/29/95	858,086	34.14	7.91	53.76	54.10	62.01	25.11	7.85
HOME	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	8.83
GAF	GA Financial Inc.	PA	03/26/96	863,836	18.02	26.06	31.64	52.53	78.59	26.58	11.22
NASB	NASB Financial Inc.	MO	09/27/85	992,678	6.52	0.92	41.74	89.52	90.44	29.05	10.01
FDEF	First Defiance Financial	OH	10/02/95	1,132,613	8.30	1.15	40.98	70.06	71.21	22.15	9.80
ESBF	ESB Financial Corp.	PA	06/13/90	1,219,586	22.73	30.18	28.66	42.98	73.15	47.46	6.60
PVSA	Parkvale Financial Corp.	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	7.02
KFBI	Klamath First Bancorp	OR	10/05/95	1,460,960	19.71	28.87	29.94	45.94	74.81	11.62	7.49
CITZ	CFS Bancorp Inc.	IN	07/24/98	[illegible]	[illegible]	18.26	[illegible]	55.07	[illegible]	[illegible]	10.68
FPFC	First Place Financial Corp.	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	11.48
CMSB	Commonwealth Bancorp Inc.	PA	06/17/96	1,784,272	12.65	8.56	54.59	73.05	81.61	6.90	8.39
UCFC	United Community Finl Corp.	OH	07/09/98	[illegible]	[illegible]	8.62	56.56	[illegible]	[illegible]	13.97	13.47
STFR	St. Francis Capital Corp.	WI	06/21/93	2,199,657	4.19	32.38	23.01	58.81	91.19	26.64	7.45
FTFC	First Federal Capital Corp.	WI	11/02/89	2,717,710	9.02	15.73	38.19	70.19	85.92	17.20	7.08

KELLER & COMPANY
Dublin, Ohio
614-766-1426

EXHIBIT 39

COMPARABLE GROUP SELECTION

OPERATING PERFORMANCE AND ASSET QUALITY PARAMETERS
Most Recent Four Quarters

General Parameters:
States: AR CO IL IN IA KS LA MN MO NE OH OR PA SD TX WA WI WY
IPO Date: <= 12/31/00
Asset size: >=375,000,000
<=3,000,000,000

					OPERATING PERFORMANCE					ASSET QUALITY [1]		
			IPO Date	Total Assets ($000)	Core ROAA (%)	Core ROAE (%)	Net Interest Margin (%)	Operating Expenses/ Assets (%)	Noninterest Income/ Assets (%)	NPA/ Assets (%)	Repo. Assets/ Assets (%)	Reserves/ Assets (%)
	TIERONE BANK		-	**1,570,013**	**0.87**	**11.11**	**3.44**	**2.40**	**0.75**	**0.12**	**< 0.01**	**0.86**
	DEFINED PARAMETERS FOR INCLUSION IN COMPARABLE GROUP		Prior to 12/31/00	> 375,000 < 3,000,000	0.55 - 1.25	4.00 - 18.00	2.25 - 4.00	1.75 - 3.25	< 1.50	< 1.00	< 0.20	> 0.30
TSBK	Timberland Bancorp Inc.	WA	01/13/98	380,385	1.50	7.77	5.18	3.08	0.88	1.14	0.26	0.88
FFFD	North Central Bancshares Inc.	IA	03/21/96	380,433	1.11	11.66	2.92	2.17	1.09	0.42	0.26	0.76
JXVL	Jacksonville Bancorp Inc.	TX	04/01/96	390,664	1.24	11.74	3.32	2.00	0.60	NA	0.02	NA
RVSB	Riverview Bancorp Inc.	WA	10/01/97	396,027	0.92	7.29	3.82	3.27	1.50	0.73	0.16	0.56
OTFC	Oregon Trail Financial Corp.	OR	10/06/97	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	0.59
WVFC	WVS Financial Corp.	PA	11/29/93	406,581	1.27	16.95	2.77	1.01	0.18	1.20	0.01	0.68
GFED	Guaranty Federal Bcshs Inc.	MO	12/31/97	408,134	0.82	5.99	3.01	2.28	0.74	0.87	0.00	0.64
MFBC	MFB Corp.	IN	03/25/94	412,864	0.72	8.80	2.99	2.21	0.74	0.66	0.00	1.18
PHFC	Pittsburgh Financial Corp.	PA	04/01/96	416,822	0.11	2.01	1.93	1.87	0.33	0.84	0.16	0.67
FSFF	First SecurityFed Financial	IL	10/31/97	423,547	1.53	7.98	3.87	1.57	0.17	0.40	0.00	0.64
PCBI	Peoples Community Bancorp Inc.	OH	03/30/00	454,576	0.04	0.39	3.21	2.08	0.92	0.34	0.00	1.04
KNK	Kankakee Bancorp Inc.	IL	01/06/93	479,484	0.60	7.17	3.12	2.58	0.68	0.47	0.10	0.48
PFSL	Pocahontas Bancorp Inc.	AR	04/01/98	482,037	0.75	7.64	2.99	2.37	0.86	NA	0.24	0.59
WFI	Winton Financial Corp.	OH	08/04/88	484,429	0.83	10.85	2.67	1.79	0.59	0.90	0.10	0.35
PFDC	Peoples Bancorp	IN	07/07/87	491,404	1.02	8.45	3.55	2.07	0.40	NA	NA	0.41
LNCB	Lincoln Bancorp	IN	12/30/98	492,670	0.81	4.58	3.27	2.34	0.49	0.34	0.08	0.54

KELLER & COMPANY
Dublin, Ohio
614-766-1426

COMPARABLE GROUP SELECTION

OPERATING PERFORMANCE AND ASSET QUALITY PARAMETERS

Most Recent Four Quarters

General Parameters:
States: AR CO IL IN IA KS LA MN MO NE OH OR PA SD TX WA WI WY
IPO Date: <= 12/31/00
Asset size: >=375,000,000 <=3,000,000,000

					OPERATING PERFORMANCE					ASSET QUALITY [1]		
			IPO Date	Total Assets ($000)	Core ROAA (%)	Core ROAE (%)	Net Interest Margin (%)	Operating Expenses/ Assets (%)	Noninterest Income/ Assets (%)	NPA/ Assets (%)	Repo. Assets/ Assets (%)	Reserves/ Assets (%)
	TIERONE BANK		-	**1,570,013**	**0.87**	**11.11**	**3.44**	**2.40**	**0.75**	**0.12**	**< 0.01**	**0.86**
	DEFINED PARAMETERS FOR INCLUSION IN COMPARABLE GROUP		Prior to 12/31/00	> 375,000 < 3,000,000	0.55 - 1.25	4.00 - 18.00	2.25 - 4.00	1.75 - 3.25	< 1.50	< 1.00	< 0.20	> 0.30
TSH	Teche Holding Co.	LA	04/19/95	500,349	1.04	9.61	3.43	3.16	1.44	0.33	0.06	0.69
FKFS	First Keystone Financial	PA	01/26/95	502,219	0.52	8.26	2.57	2.13	0.38	0.54	0.18	0.46
ASBI	Ameriana Bancorp	IN	03/02/87	511,383	0.62	7.79	2.44	2.07	0.76	0.65	0.03	0.34
[illegible]	[illegible]	MN	[illegible]	[illegible]	[illegible]	10.67	[illegible]	[illegible]	[illegible]	0.68	[illegible]	0.33
CASH	First Midwest Financial Inc.	IA	09/20/93	550,912	0.34	4.15	2.48	2.13	0.36	1.34	0.17	0.75
FSBI	Fidelity Bancorp Inc.	PA	06/24/88	560,996	0.62	10.04	2.21	1.69	0.45	0.48	0.06	0.51
HARL	Harleysville Savings Financial	PA	08/04/87	573,983	0.72	11.75	1.87	1.10	0.22	0.03	0.00	0.35
HFWA	Heritage Financial Corp.	WA	01/09/98	591,819	1.06	7.39	4.80	3.51	0.87	0.61	0.00	0.98
EVRT	EverTrust Financial Group Inc.	WA	10/04/99	646,997	0.94	4.99	4.27	3.07	0.47	NA	0.05	1.31
FFSX	First Federal Bankshares Inc.	IA	04/14/99	651,629	0.25	2.25	2.89	2.28	1.22	NA	0.01	0.77
FBCI	Fidelity Bancorp Inc.	IL	12/15/93	666,455	0.89	12.13	2.63	1.55	0.44	0.26	0.00	0.20
EFC	EFC Bancorp Inc.	IL	04/07/98	673,443	0.73	6.79	3.01	1.99	0.27	0.38	0.01	0.33
FMSB	First Mutual Bancshares Inc.	WA	12/17/85	678,349	0.96	12.91	3.27	2.16	0.53	0.08	0.00	1.04
PVFC	PVF Capital Corp.	OH	12/30/92	695,406	0.99	14.34	3.05	1.89	0.47	NA	0.08	0.56
FFBH	First Federal Bancshares of AR	AR	05/03/96	697,665	0.75	7.02	2.66	1.87	0.44	0.38	0.04	0.10
THRD	TF Financial Corp.	PA	07/13/94	711,204	0.68	8.72	2.95	2.09	NA	0.54	0.01	0.28

KELLER & COMPANY
Dublin, Ohio
614-766-1426

COMPARABLE GROUP SELECTION

OPERATING PERFORMANCE AND ASSET QUALITY PARAMETERS
Most Recent Four Quarters

General Parameters:
States: AR CO IL IN IA KS LA MN MO NE OH OR PA SD TX WA WI WY
IPO Date: <= 12/31/00
Asset size: >=375,000,000
<=3,000,000,000

					Operating Performance					Asset Quality [1]		
			IPO Date	Total Assets ($000)	Core ROAA (%)	Core ROAE (%)	Net Interest Margin (%)	Operating Expenses/ Assets (%)	Noninterest Income/ Assets (%)	NPA/ Assets (%)	Repo. Assets/ Assets (%)	Reserves/ Assets (%)
	TIERONE BANK		-	**1,570,013**	**0.87**	**11.11**	**3.44**	**2.40**	**0.75**	**0.12**	**< 0.01**	**0.86**
	DEFINED PARAMETERS FOR INCLUSION IN COMPARABLE GROUP		Prior to 12/31/00	> 375,000 < 3,000,000	0.55 - 1.25	4.00 - 18.00	2.25 - 4.00	1.75 - 3.25	< 1.50	< 1.00	< 0.20	> 0.30
HMNF	HMN Financial Inc.	MN	06/30/94	719,280	0.81	8.18	3.01	2.35	0.68	0.52	0.00	0.51
THTL	Thistle Group Holdings Co.	PA	07/14/98	723,555	0.46	3.74	2.73	2.12	0.41	0.46	0.01	0.29
HFFC	HF Financial Corp.	SD	04/08/92	736,226	0.50	7.20	3.32	3.53	1.67	0.99	0.04	0.89
HRZB	Horizon Financial Corp.	WA	08/01/86	[illegible]	1.25	9.40	3.69	1.97	0.57	0.13	0.02	0.77
MFSF	Mutual First Financial Inc.	IN	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	0.71
NEP	Northeast PA Financial Corp.	PA	04/01/98	818,754	0.57	5.83	3.22	2.74	0.75	0.68	0.03	0.59
PFNC	Progress Financial Corp.	PA	07/18/83	851,380	-0.15	-2.54	3.74	4.37	1.80	NA	0.17	1.16
FBBC	First Bell Bancorp Inc.	PA	06/29/95	858,086	0.67	8.89	1.10	0.63	0.24	0.06	0.00	0.11
HOMF	Home Federal Bancorp	IN	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	0.71
GAF	GA Financial Inc.	PA	03/26/96	863,836	0.59	5.27	2.69	2.17	0.41	0.19	0.05	0.37
NASB	NASB Financial Inc.	MO	09/27/85	992,678	1.57	17.30	3.64	2.09	1.21	NA	0.83	0.61
FDEF	First Defiance Financial	OH	10/02/95	1,132,613	1.25	13.16	3.15	3.83	3.55	0.31	0.35	0.88
ESBF	ESB Financial Corp.	PA	06/13/90	1,219,586	0.58	9.75	1.71	1.21	0.32	0.30	0.13	0.41
PVSA	Parkvale Financial Corp.	PA	07/16/87	1,409,656	0.96	14.46	2.51	1.77	0.48	0.65	0.10	0.95
KFBI	Klamath First Bancorp	OR	10/05/95	1,460,960	0.27	2.80	2.99	2.99	0.83	0.08	0.03	0.55
CITZ	CFS Bancorp Inc.	IN	07/24/98	1,604,134	0.56	4.94	2.36	1.86	0.54	0.94	0.06	0.48

KELLER & COMPANY
Dublin, Ohio
614-766-1426

COMPARABLE GROUP SELECTION

OPERATING PERFORMANCE AND ASSET QUALITY PARAMETERS
Most Recent Four Quarters

General Parameters:
States: AR CO IL IN IA KS LA MN MO NE OH OR PA SD TX WA WI WY
IPO Date: <= 12/31/00
Asset size: >=375,000,000
<=3,000,000,000

			IPO Date	Total Assets ($000)	OPERATING PERFORMANCE: Core ROAA (%)	Core ROAE (%)	Net Interest Margin (%)	Operating Expenses/ Assets (%)	Noninterest Income/ Assets (%)	ASSET QUALITY [1]: NPA/ Assets (%)	Repo. Assets/ Assets (%)	Reserves/ Assets (%)
	TIERONE BANK		**-**	**1,570,013**	**0.87**	**11.11**	**3.44**	**2.40**	**0.75**	**0.12**	**< 0.01**	**0.86**
	DEFINED PARAMETERS FOR INCLUSION IN COMPARABLE GROUP		Prior to 12/31/00	> 375,000 < 3,000,000	0.55 - 1.25	4.00 - 18.00	2.25 - 4.00	1.75 - 3.25	< 1.50	< 1.00	< 0.20	> 0.30
FPFC	First Place Financial Corp.	OH	01/04/99	1,658,791	1.09	9.00	3.19	1.92	0.77	0.86	0.05	0.53
CMSB	Commonwealth Bancorp Inc.	PA	06/17/96	1,784,272	0.89	10.07	4.51	3.59	0.22	0.66	0.08	0.80
UCFO	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	0.59
STFR	St. Francis Capital Corp.	WI	06/21/93	2,199,657	0.84	12.28	2.55	1.89	0.98	0.51	0.02	0.56
FTFC	First Federal Capital Corp.	WI	11/02/89	2,717,710	1.14	17.18	2.70	2.70	1.82	0.31	0.10	0.37

(1) Asset quality ratios reflect balance sheet totals at the end of the most recent quarter.

KELLER & COMPANY
Dublin, Ohio
614-766-1426

EXHIBIT 40

FINAL COMPARABLE GROUP

BALANCE SHEET RATIOS

			IPO Date	Total Assets ($000)	Cash & Invest./ Assets (%)	MBS/ Assets (%)	1-4 Fam. Loans/ Assets (%)	Total Net Loans/ Assets (%)	Total Net Loans & MBS/ Assets (%)	Borrowed Funds/ Assets (%)	Equity/ Assets (%)
	TIERONE BANK		-	**1,570,013**	**5.04**	**2.95**	**50.52**	**88.75**	**91.70**	**19.32**	**7.76**
	DEFINED PARAMETERS FOR		Prior to	> 375,000			25.00 -	50.00 -	70.00 -		6.00 -
	INCLUSION IN COMPARABLE GROUP		12/31/00	< 3,000,000	< 25.00	< 20.00	75.00	90.00	90.00	< 35.00	15.00
OTFC	Oregon Trail Financial Corp.	OR	10/06/97	399,190	10.71	11.27	34.33	71.61	82.88	24.20	12.92
FFHH	FSF Financial Corp.	MN	10/07/94	522,573	10.14	10.18	25.28	74.79	84.98	18.75	8.12
HMNF	HMN Financial Inc.	MN	06/30/94	719,280	12.04	9.54	49.25	75.03	84.57	30.28	10.03
HRZB	Horizon Financial Corp.	WA	08/01/86	745,500	15.36	4.31	44.93	77.06	81.37	4.12	13.35
MFSF	MutualFirst Financial Inc.	IN	12/30/99	770,274	7.66	1.32	49.66	84.15	85.47	14.38	14.25
HOMF	Home Federal Bancorp	IN	01/14/88	862,110	11.62	6.41	41.65	76.83	83.23	23.04	8.83
PVSA	Parkvale Financial Corp.	PA	07/16/87	1,409,656	21.19	1.14	69.33	76.01	77.14	8.09	7.02
CITZ	CFS Bancorp Inc.	IN	07/24/98	1,604,134	22.80	18.26	38.54	55.07	73.33	28.84	10.68
FPFC	First Place Financial Corp.	OH	01/04/99	1,658,791	15.32	14.45	44.04	61.64	76.09	21.40	11.48
UCFC	United Community Finl Corp.	OH	07/09/98	1,944,780	13.68	8.52	56.56	73.36	81.87	13.97	13.47
		AVERAGE		1,063,629	15.42	9.20	48.19	70.56	79.76	18.39	11.04
		MEDIAN		816,192	12.86	9.03	44.49	74.91	82.38	20.08	11.08
		HIGH		1,944,780	22.80	18.26	69.33	84.15	85.47	30.28	14.25
		LOW		399,190	7.66	1.14	25.28	55.07	73.33	4.12	7.02

KELLER & COMPANY
Dublin, Ohio
614-766-1426

FINAL COMPARABLE GROUP

OPERATING PERFORMANCE AND ASSET QUALITY RATIOS
Most Recent Four Quarters

					OPERATING PERFORMANCE					ASSET QUALITY [1]		
			IPO Date	Total Assets ($000)	Core ROAA (%)	Core ROAE (%)	Net Interest Margin (%)	Operating Expenses/ Assets (%)	Noninterest Income/ Assets (%)	NPA/ Assets (%)	Repo. Assets/ Assets (%)	Reserves/ Assets (%)
	TIERONE BANK		-	**1,570,013**	**0.87**	**11.11**	**3.44**	**2.40**	**0.75**	**0.12**	**< 0.01**	**0.86**
	DEFINED PARAMETERS FOR INCLUSION IN COMPARABLE GROUP		Prior to 12/31/00	> 375,000 < 3,000,000	0.55 - 1.25	4.00 - 18.00	2.25 - 4.00	1.75 - 3.25	< 1.50	< 1.00	< 0.20	> 0.30
OTFC	Oregon Trail Financial Corp.	OR	10/06/97	399,190	1.20	8.30	3.89	2.63	0.78	0.24	0.00	0.59
FFHH	FSF Financial Corp.	MN	10/07/94	522,573	0.94	10.67	3.14	2.86	1.50	0.68	0.09	0.33
HMNF	HMN Financial Inc.	MN	06/30/94	719,280	0.81	8.18	3.01	2.35	0.68	0.52	0.00	0.51
HRZB	Horizon Financial Corp.	WA	08/01/86	745,500	1.25	9.40	3.69	1.97	0.57	0.13	0.02	0.77
MFSF	MutualFirst Financial Inc.	IN	12/30/99	770,274	1.05	6.77	3.67	2.55	0.81	0.98	0.11	0.71
HOMF	Home Federal Bancorp	IN	01/14/88	862,110	1.16	13.46	3.12	2.10	1.23	1.00	0.13	0.71
PVSA	Parkvale Financial Corp.	PA	07/16/87	1,409,656	0.96	14.46	2.51	1.77	0.48	0.65	0.10	0.95
CITZ	CFS Bancorp Inc.	IN	07/24/98	1,604,134	0.56	4.94	2.36	1.86	0.54	0.94	0.06	0.48
FPFC	First Place Financial Corp.	OH	01/04/99	1,658,791	1.09	9.00	3.19	1.92	0.77	0.86	0.05	0.53
UCFC	United Community Finl Corp.	OH	07/09/98	1,944,780	0.98	6.14	3.66	3.16	1.46	0.67	0.02	0.59
		AVERAGE		1,063,629	0.96	9.13	3.11	2.26	0.88	0.67	0.06	0.62
		MEDIAN		816,192	1.02	8.65	3.17	2.23	0.77	0.68	0.06	0.59
		HIGH		1,944,780	1.25	14.46	3.89	3.16	1.50	1.00	0.13	0.95
		LOW		399,190	0.56	4.94	2.36	1.77	0.48	0.13	0.00	0.33

(1) Asset quality ratios reflect balance sheet totals at the end of the most recent quarter.

COMPARABLE GROUP CHARACTERISTICS AND BALANCE SHEET TOTALS

				Number of Offices	Exchange	Conversion (IPO) Date	Most Recent Quarter: Total Assets ($000)	Int. Earning Assets ($000)	Total Net Loans ($000)	Goodwill and Intang. ($000)	Total Deposits ($000)	Total Equity ($000)
SUBJECT												
	TIERONE BANK	**Lincoln**	**NE**	**58**	--	--	**1,570,013**	**1,527,631**	**1,393,439**	**4,576**	**1,096,242**	**121,755**
COMPARABLE GROUP												
CITZ	CFS Bancorp, Inc.	Munster	IN	23	NASDAQ	07/24/98	1,604,134	1,494,916	883,352	0	945,948	171,284
FPFC	First Place Financial Corp.	Warren	OH	24	NASDAQ	01/04/99	1,658,791	1,501,383	1,022,482	21,012	1,075,309	190,421
FFHH	FSF Financial Corp.	Hutchinson	MN	12	NASDAQ	10/07/94	522,573	442,344	390,847	5,436	377,362	42,424
HMNF	HMN Financial, Inc.	Rochester	MN	12	NASDAQ	06/30/94	719,280	676,134	539,685	4,487	421,843	72,156
HOMF	Home Federal Bancorp	Columbus	IN	17	NASDAQ	01/14/88	862,110	794,814	662,337	1,395	579,165	76,123
HRZB	Horizon Financial Corp.	Bellingham	WA	15	NASDAQ	08/01/86	745,500	703,801	574,456	574	601,811	99,529
MFSF	MutualFirst Financial, Inc.	Muncie	IN	17	NASDAQ	12/30/99	770,274	691,556	648,194	1,053	538,878	109,744
OTFC	Oregon Trail Financial Corp.	Baker City	OR	9	NASDAQ	10/06/97	399,190	362,841	285,863	82	247,859	51,562
PVSA	Parkvale Financial Corporation	Monroeville	PA	38	NASDAQ	07/16/87	1,409,656	1,363,638	1,071,422	227	1,184,796	98,970
UCFC	United Community Financial Corp.	Youngstown	OH	29	NASDAQ	07/09/98	1,944,780	1,735,520	1,426,671	25,976	1,383,418	261,880
	Average			19.6			1,063,629	976,695	750,531	6,024	735,639	117,409
	Median			17.0			816,192	749,308	655,266	1,224	590,488	99,250
	High			38.0			1,944,780	1,735,520	1,426,671	25,976	1,383,418	261,880
	Low			9.0			399,190	362,841	285,863	0	247,859	42,424

EXHIBIT 43

KELLER & COMPANY
Dublin, Ohio
614-766-1426

BALANCE SHEET
ASSET COMPOSITION - MOST RECENT QUARTER

		Total Assets ($000)	As a Percent of Total Assets: Cash & Invest. (%)	MBS (%)	Net Loans (%)	Loan Loss Reserves (%)	Real Estate Owned (%)	Goodwill & Intang. (%)	Other Assets (%)	High Risk R.E. Loans (%)	Non-Perf. Assets (%)	Interest Earning Assets (%)	Interest Bearing Liabilities (%)	Capitalized Loan Servicing (%)
SUBJECT														
	TIERONE BANK	**1,570,013**	**5.04**	**2.95**	**88.75**	**0.86**	**< 0.01**	**0.29**	**3.25**	**23.17**	**0.12**	**97.30**	**89.14**	**0.29**
COMPARABLE GROUP														
CITZ	CFS Bancorp Inc.	1,604,134	22.80	18.26	55.07	0.48	0.06	0.00	3.80	17.04	0.94	100.05	89.26	0.00
FPFC	First Place Financial Corp.	1,658,791	15.32	14.45	61.64	0.53	0.05	1.27	6.95	8.69	0.86	91.27	83.26	0.34
FFHH	FSF Financial Corp.	522,573	10.14	10.18	74.79	0.33	0.09	1.04	3.79	28.07	0.68	90.75	86.21	NA
HMNF	HMN Financial Inc.	719,280	12.04	9.54	75.03	0.51	0.00	0.62	2.51	16.30	0.52	97.15	89.20	0.26
HOMF	Home Federal Bancorp	862,110	11.62	6.41	76.83	0.71	0.13	0.16	3.45	23.75	1.00	93.47	83.40	0.26
HRZB	Horizon Financial Corp.	745,500	15.36	4.31	77.06	0.77	0.02	0.08	3.12	29.25	0.13	93.17	83.72	NA
MFSF	MutualFirst Financial Inc.	770,274	7.66	1.32	84.15	0.71	0.11	0.14	5.75	11.93	0.98	91.40	82.44	0.11
OTFC	Oregon Trail Financial Corp.	399,190	10.71	11.27	71.61	0.59	0.00	0.02	6.37	15.44	0.24	94.06	83.42	0.00
PVSA	Parkvale Financial Corp.	1,409,656	21.19	1.14	76.01	0.95	0.10	0.02	1.23	7.32	0.65	96.89	91.16	0.00
UCFC	United Community Finl Corp.	1,944,780	13.68	8.52	73.36	0.59	0.02	1.34	3.00	15.34	0.67	80.10	67.18	0.08
	Average	1,063,629	15.42	9.20	70.56	0.63	0.06	0.47	4.00	17.31	0.67	92.09	82.81	0.13
	Median	816,192	12.86	9.03	74.91	0.59	0.06	0.15	3.62	15.87	0.67	93.32	83.57	0.10
	High	1,944,780	22.80	18.26	84.15	0.95	0.13	1.34	6.95	29.25	1.00	100.05	91.16	0.34
	Low	399,190	7.66	1.14	55.07	0.33	0.00	0.00	1.23	7.32	0.13	80.10	67.18	0.00
ALL THRIFTS (284)														
	Average	2,437,495	15.70	10.69	69.75	0.61	0.10	0.35	3.27	16.47	0.65	91.90	83.31	0.19
MIDWEST THRIFTS (112)														
	Average	844,778	15.41	7.61	73.36	0.52	0.08	0.24	3.02	15.20	0.77	93.08	84.08	0.25
NEBRASKA THRIFTS (1)														
	Average	336,794	14.63	6.24	75.06	0.56	0.06	0.22	3.71	14.45	0.92	91.67	82.89	0.03

KELLER & COMPANY
Dublin, Ohio
614-766-1426

EXHIBIT 44

BALANCE SHEET COMPARISON

LIABILITIES AND EQUITY - MOST RECENT QUARTER

		Total Liabilities ($000)	Total Equity ($000)	As a Percent of Assets: Total Deposits (%)	Total Borrowings (%)	Other Liabilities (%)	Preferred Equity (%)	Common Equity (%)	FASB 115 Unrealized Gain (Loss) (%)	Retained Earnings (%)	Total Equity (%)	Tangible Equity (%)	Tier 1 Capital (%)	Reg. Tangible Capital (%)	Reg. Risk-Based Capital (%)
SUBJECT															
	TIERONE BANK	**1,448,258**	**121,755**	**69.82**	**19.32**	**3.10**	**-**	**-**	**< 0.01**	**7.75**	**7.76**	**7.75**	**7.66**	**7.75**	**10.98**
COMPARABLE GROUP															
CITZ	CFS Bancorp Inc.	1,432,850	171,284	58.97	28.84	1.51	0.00	10.68	0.17	4.19	10.68	10.68	8.35	8.48	15.81
FPFC	First Place Financial Corp.	1,468,370	190,421	64.82	21.40	2.30	0.00	11.48	(0.28)	1.99	11.48	10.34	8.23	8.34	13.79
FFHH	FSF Financial Corp.	480,149	42,424	72.21	18.75	0.92	0.00	8.12	(0.13)	2.84	8.12	7.15	NA	NA	10.81
HMNF	HMN Financial Inc.	647,360	72,156	58.65	30.28	1.07	0.00	10.03	0.05	3.95	10.03	9.47	NA	NA	12.31
HOMF	Home Federal Bancorp	785,987	76,123	67.18	23.04	0.95	0.00	8.83	0.01	8.80	8.83	8.68	9.41	9.41	11.51
HRZB	Horizon Financial Corp.	645,971	99,529	80.73	4.12	1.81	0.00	13.35	0.58	3.34	13.35	13.28	12.68	NA	20.70
MFSF	MutualFirst Financial Inc.	660,530	109,744	69.96	14.38	1.42	0.00	14.25	0.05	7.55	14.25	14.13	13.37	13.50	20.03
OTFC	Oregon Trail Financial Corp.	347,628	51,562	62.09	24.20	0.79	0.00	12.92	0.13	3.79	12.92	12.90	9.74	9.81	14.42
PVSA	Parkvale Financial Corp.	1,310,686	98,970	84.05	8.09	0.84	0.00	7.02	0.32	5.63	7.02	7.01	6.70	NA	11.96
UCFC	United Community Finl Corp.	1,682,900	261,880	71.13	13.97	1.43	0.00	13.47	0.07	8.83	13.47	12.29	8.65	9.07	14.01
	Average	946,243	117,409	69.16	18.39	1.41	0.00	11.04	0.08	5.35	11.04	10.59	8.00	9.77	14.54
	Median	723,259	99,250	68.57	20.08	1.24	0.00	11.08	0.06	4.07	11.08	10.51	9.03	9.24	13.90
	High	1,682,900	261,880	84.05	30.28	2.30	0.00	14.25	0.58	8.83	14.25	14.13	13.37	13.50	20.70
	Low	347,628	42,424	58.65	4.12	0.79	0.00	7.02	(0.28)	1.99	7.02	7.01	6.70	8.34	10.81
ALL THRIFTS (284)															
	Average	2,251,633	172,524	53.24	37.06	2.08	0.01	7.06	0.00	2.19	7.08	2.23	2.77	2.23	13.13
MIDWEST THRIFTS (112)															
	Average	774,199	69,099	63.11	26.09	2.45	0.00	8.18	0.04	3.66	8.18	3.36	5.71	3.36	12.08
NEBRASKA THRIFTS (1)															
	Average	299,199	37,566	66.71	20.91	1.22	0.00	11.15	(0.00)	5.24	11.15	4.89	4.89	4.89	18.57

EXHIBIT 45

KELLER & COMPANY
Dublin, Ohio
614-766-1426

INCOME AND EXPENSE COMPARISON
TRAILING FOUR QUARTERS
($000)

		Interest Income	Interest Expense	Net Interest Income	Provision for Loss	Gain (Loss) on Sale	Total Non-Int. Income	Goodwill & Intang. Amtz.	Net Real Est. Expense	Total Non-Int. Expense	Non-Recurring Expense	Net Income Before Taxes	Income Taxes	Net Inc. Before Extraord. Items	Extraord. Items	Net Income	Core Income
SUBJECT																	
	TIERONE BANK	**105,145**	**57,185**	**47,960**	**3,997**	**2,092**	**10,936**	**0**	**0**	**34,596**	**0**	**20,303**	**7,261**	**13,042**	**0**	**13,042**	**12,760**
COMPARABLE GROUP																	
CITZ	CFS Bancorp Inc.	108,107	70,288	37,819	1,150	599	8,115	0	0	31,433	0	15,964	4,791	11,173	0	11,173	9,475
FPFC	First Place Financial Corp.	114,053	65,943	48,110	2,640	6,821	11,477	1,196	0	31,043	2,165	25,013	7,975	17,038	0	17,038	17,617
FFHH	FSF Financial Corp.	34,919	20,860	14,059	1,137	3,475	7,814	151	0	13,486	0	7,250	2,843	4,407	0	4,407	4,407
HMNF	HMN Financial Inc.	51,468	30,444	21,024	1,150	2,263	5,566	288	1,312	17,060	0	7,709	2,634	5,458	0	5,458	5,894
HOMF	Home Federal Bancorp	61,508	36,247	25,261	1,831	4,232	10,399	51	(390)	18,127	515	15,423	5,597	9,826	0	9,826	10,008
HRZB	Horizon Financial Corp.	54,618	29,001	25,617	1,040	1,231	3,904	14	0	14,516	0	14,346	4,846	9,500	0	9,500	9,253
MFSF	MutualFirst Financial Inc.	54,940	29,081	25,859	1,282	1,350	6,199	197	143	19,663	0	11,159	3,079	8,080	0	8,080	8,050
OTFC	Oregon Trail Financial Corp.	28,391	13,933	14,458	409	298	2,799	25	(11)	10,371	675	6,100	1,624	4,476	0	4,476	4,721
PVSA	Parkvale Financial Corp.	94,383	60,632	33,751	272	1,217	5,528	46	0	18,856	0	21,368	7,425	13,943	0	13,943	13,152
UCFC	United Community Finl Corp.	113,989	57,047	56,942	2,495	5,010	28,889	742	0	57,708	0	25,188	9,509	15,679	0	15,679	15,965
	Average	71,638	41,348	30,290	1,341	2,650	9,069	271	105	23,226	336	14,952	5,032	9,958	0	9,958	9,854
	Median	58,224	33,346	25,738	1,150	1,807	7,007	101	0	18,492	0	14,885	4,819	9,663	0	9,663	9,364
	High	114,053	70,288	56,942	2,640	6,821	28,889	1,196	1,312	57,708	2,165	25,188	9,509	17,038	0	17,038	17,617
	Low	28,391	13,933	14,059	272	298	2,799	0	(390)	10,371	0	6,100	1,624	4,407	0	4,407	4,407
ALL THRIFTS (284)																	
	Average	174,288	100,571	73,717	4,876	12,243	20,648	2,162	(243)	50,394	1,232	42,851	15,681	27,020	(1,190)	25,830	24,578
MIDWEST THRIFTS (112)																	
	Average	64,526	39,254	25,273	2,231	4,445	9,922	463	(66)	19,544	140	14,927	4,942	9,990	8	9,998	9,009
NEBRASKA THRIFTS (1)																	
	Average	871,374	563,945	307,429	38,945	24,161	111,936	15,345	6,971	270,352	1,955	141,056	43,374	97,682	0	97,682	77,540

KELLER & COMPANY
Dublin, Ohio
614-766-1426

INCOME AND EXPENSE COMPARISON AS A PERCENTAGE OF AVERAGE ASSETS

TRAILING FOUR QUARTERS

		Interest Income (%)	Interest Expense (%)	Net Interest Income (%)	Provision for Loss (%)	Gain (Loss) on Sale (%)	Total Non-Int. Income (%)	Goodwill & Intang. Amtz. (%)	Net Real Est. Expense (%)	Total Non-Int. Expense (%)	Non-Recurring Expense (%)	Net Income Before Taxes (%)	Income Taxes (%)	Net Inc. Before Extraord. Items (%)	Extraord. Items (%)	Net Income (%)	Core Income (%)
SUBJECT																	
	TIERONE BANK	**7.29**	**3.96**	**3.33**	**0.28**	**0.14**	**0.75**	**0.00**	**0.00**	**2.40**	**0.00**	**1.39**	**0.49**	**0.90**	**0.00**	**0.90**	**0.87**
COMPARABLE GROUP																	
CITZ	CFS Bancorp Inc.	6.41	4.17	2.24	0.07	0.04	0.48	0.00	0.00	1.86	0.00	0.95	0.28	0.66	0.00	0.66	0.56
FPFC	First Place Financial Corp.	7.04	4.07	2.97	0.16	0.42	0.77	0.07	0.00	1.92	0.13	1.54	0.49	1.05	0.00	1.05	1.09
FFHH	FSF Financial Corp.	7.42	4.43	2.99	0.24	0.74	1.50	0.03	0.00	2.86	0.00	1.54	0.60	0.94	0.00	0.94	0.94
HMNF	HMN Financial Inc.	7.08	4.19	2.89	0.16	0.31	0.68	0.04	0.18	2.35	0.00	1.06	0.36	0.75	0.00	0.75	0.81
HOMF	Home Federal Bancorp	7.12	4.20	2.92	0.21	0.49	1.23	0.01	(0.05)	2.10	0.06	1.79	0.65	1.14	0.00	1.14	1.16
HRZB	Horizon Financial Corp.	7.40	3.93	3.47	0.14	0.17	0.57	0.00	0.00	1.97	0.00	1.94	0.66	1.29	0.00	1.29	1.25
MFSF	MutualFirst Financial Inc.	7.14	3.78	3.36	0.17	0.18	0.81	0.03	0.02	2.55	0.00	1.45	0.40	1.05	0.00	1.05	1.05
OTFC	Oregon Trail Financial Corp.	7.21	3.54	3.67	0.10	0.08	0.78	0.01	(0.00)	2.63	0.17	1.55	0.41	1.14	0.00	1.14	1.20
PVSA	Parkvale Financial Corp.	6.86	4.41	2.45	0.02	0.09	0.48	0.00	0.00	1.77	0.00	1.55	0.54	1.01	0.00	1.01	0.96
UCFC	United Community Finl Corp.	7.03	3.52	3.51	0.15	0.31	1.46	0.05	0.00	3.16	0.00	1.55	0.59	0.97	0.00	0.97	0.98
	Average	6.98	4.03	2.95	0.13	0.26	0.88	0.03	0.01	2.25	0.03	1.46	0.49	0.97	0.00	0.97	0.96
	Median	7.10	4.12	2.98	0.16	0.24	0.77	0.02	0.00	2.22	0.00	1.55	0.52	1.03	0.00	1.03	1.01
	High	7.42	4.43	3.67	0.24	0.74	1.50	0.07	0.18	3.16	0.17	1.94	0.66	1.29	0.00	1.29	1.25
	Low	6.41	3.52	2.24	0.02	0.04	0.48	0.00	(0.05)	1.77	0.00	0.95	0.28	0.66	0.00	0.66	0.56
ALL THRIFTS (284)																	
	Average	6.87	3.96	2.90	0.19	0.48	0.81	0.09	(0.01)	1.99	0.05	1.69	0.62	1.06	(0.05)	1.02	0.97
MIDWEST THRIFTS (112)																	
	Average	6.89	4.19	2.70	0.24	0.47	1.06	0.05	(0.01)	2.09	0.01	1.59	0.53	1.07	0.00	1.07	0.96
NEBRASKA THRIFTS (1)																	
	Average	6.78	4.39	2.39	0.30	0.19	0.87	0.12	0.05	2.10	0.02	1.10	0.34	0.76	0.00	0.76	0.60

KELLER & COMPANY
Dublin, Ohio
614-766-1426

YIELDS, COSTS AND EARNINGS RATIOS

TRAILING FOUR QUARTERS

		Yield on Int. Earning Assets (%)	Cost of Int. Bearing Liabilities (%)	Net Interest Spread (%)	Net Interest Margin * (%)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)
SUBJECT									
	TIERONE BANK	**7.54**	**4.50**	**3.04**	**3.44**	**0.90**	**0.87**	**11.36**	**11.11**
CITZ	CFS Bancorp Inc.	6.74	4.91	1.83	2.36	0.66	0.56	5.82	4.94
FPFC	First Place Financial Corp.	7.56	4.83	2.73	3.19	1.05	1.09	8.70	9.00
FFHH	FSF Financial Corp.	7.80	4.92	2.88	3.14	0.94	0.94	10.67	10.67
HMNF	HMN Financial Inc.	7.37	4.74	2.63	3.01	0.75	0.81	7.57	8.18
HOMF	Home Federal Bancorp	7.59	5.07	2.52	3.12	1.14	1.16	13.21	13.46
HRZB	Horizon Financial Corp.	7.88	4.66	3.22	3.69	1.29	1.25	9.65	9.40
MFSF	MutualFirst Financial Inc.	7.80	4.58	3.22	3.67	1.05	1.05	6.80	6.77
OTFC	Oregon Trail Financial Corp.	7.64	4.21	3.43	3.89	1.14	1.20	7.86	8.30
PVSA	Parkvale Financial Corp.	7.03	4.80	2.23	2.51	1.01	0.96	15.33	14.46
UCFC	United Community Finl Corp.	7.32	4.37	2.95	3.66	0.97	0.98	6.03	6.14
	Average	7.47	4.71	2.76	3.11	0.97	0.96	8.29	8.21
	Median	7.58	4.77	2.81	3.17	1.03	1.02	8.28	8.65
	High	7.88	5.07	3.43	3.89	1.29	1.25	15.33	14.46
	Low	6.74	4.21	1.83	2.36	0.66	0.56	5.82	4.94
ALL THRIFTS (284)									
	Average	7.43	4.29	3.14	3.14	1.02	0.97	14.27	13.58
MIDWEST THRIFTS (112)									
	Average	7.81	4.61	3.19	3.06	1.07	0.96	12.92	11.64
NEBRASKA THRIFTS (1)									
	Average	7.37	4.78	2.59	2.60	0.76	0.60	12.23	9.71

* Based on average interest-earning assets.

EXHIBIT 48

KELLER & COMPANY
Dublin, Ohio
614-766-1426

DIVIDENDS, RESERVES AND SUPPLEMENTAL DATA

		DIVIDENDS				RESERVES AND SUPPLEMENTAL DATA - MOST RECENT PERIOD					
		12 Month Preferred Dividends ($000)	12 Month Common Div./ Share ($)	Current Dividend Yield (%)	12 Month Dividend Payout Ratio (%)	Reserves/ Gross Loans (%)	Reserves/ Non-Perf. Assets (%)	Net Chargeoffs/ Average Loans (%)	Provisions/ Net Chargeoffs (%)	Effective Tax Rate (%)	Total Assets/ Employee ($000)
SUBJECT											
	TIERONE BANK	-	-	-	-	**0.89**	**656.78**	**0.04**	**832.71**	**35.76**	**3,435**
COMPARABLE GROUP											
CITZ	CFS Bancorp Inc.	0	0.36	2.66	46.75	0.86	51.07	0.07	170.37	30.01	4,570
FPFC	First Place Financial Corp.	0	0.50	2.97	42.37	0.91	61.62	0.45	56.77	31.88	4,007
FFHH	FSF Financial Corp.	0	0.80	5.41	36.46	0.47	49.02	0.35	93.73	39.21	NA
HMNF	HMN Financial Inc.	0	0.54	3.59	37.96	0.78	97.90	0.12	188.22	34.17	3,826
HOMF	Home Federal Bancorp	0	0.56	2.84	25.58	0.94	62.74	0.14	193.96	36.29	3,266
HRZB	Horizon Financial Corp.	0	0.46	3.71	43.39	1.01	587.16	0.01	NM	33.78	3,709
MFSF	MutualFirst Financial Inc.	0	0.33	2.18	27.59	0.85	67.77	0.36	55.59	27.59	2,327
OTFC	Oregon Trail Financial Corp.	0	0.39	2.19	27.41	0.82	246.31	0.04	417.35	26.62	3,802
PVSA	Parkvale Financial Corp.	0	0.72	3.06	29.75	1.24	146.01	0.03	80.24	34.75	4,637
UCFC	United Community Finl Corp.	0	0.30	3.89	62.50	0.81	88.73	0.03	708.81	37.75	2,690
	Average	0	0.50	3.25	37.98	0.87	145.83	0.16	218.34	33.21	3,648
	Median	0	0.48	3.02	37.21	0.86	78.25	0.10	170.37	33.98	3,802
	High	0	0.80	5.41	62.50	1.24	587.16	0.45	708.81	39.21	4,637
	Low	0	0.30	2.18	25.58	0.47	49.02	0.01	55.59	26.62	2,327
ALL THRIFTS (284)											
	Average	350	0.44	2.27	40.03	0.94	169.17	0.18	196.01	32.00	4,542
MIDWEST THRIFTS (112)											
	Average	478	0.23	1.45	23.32	1.04	164.95	0.19	137.79	34.47	3,254
NEBRASKA THRIFTS (1)											
	Average	230	0.25	1.47	17.13	2.86	50.14	0.53	378.72	35.28	1,950

EXHIBIT 49

KELLER & COMPANY
Dublin, Ohio
614-766-1426

VALUATION ANALYSIS AND CALCULATION

TierOne Bank/TierOne Corporation
Stock Prices as of March 5, 2002

Valuation assumptions:	Symbol		Value	Comparable Group Average	Comparable Group Median	All Thrifts Average	All Thrifts Median
Post conv. price to earnings	P/E		10.59	12.84	12.83	17.43	13.58
Post conv. price to book value	P/B		58.20%	110.28%	106.33%	113.68%	101.61%
Post conv. price to assets	P/A		8.21%	12.10%	12.57%	11.14%	10.22%
Post conv. price to core earnings	P/CE		10.83	12.99	12.61	16.79	13.82
Pre conversion earnings ($)	Y	$	13,042,000	For the twelve months ended December 31, 2001			
Pre conversion book value ($)	B	$	121,755,000	At December 31, 2001.			
Pre conversion assets ($)	A	$	1,570,013,000	At December 31, 2001.			
Pre conversion core earnings ($)	CY	$	12,760,000	For the twelve months ended December 31, 2001			
Conversion expense (%)	X		2.06%				
Fixed asset allocation (%)	FA		0.00%				
ESOP stock purchase (%)	E		8.00%				
ESOP cost of borrowings, net (%)	S		0.00%				
ESOP term of borrowings (yrs.)	T		12				
RRP amount (%)	M		4.00%				
RRP term (yrs.)	N		5				
Tax rate (%)	TAX		37.00%				
Investment rate of return, net (%)	R		1.10%				
Investment rate of return, pretax (%)			1.75%				
Foundation (%)	FDN		3.62%				
Tax benefit ($)	BEN	$	1,850,000				

Formulae to indicate value after conversion:

1. P/E method: Value = $\dfrac{P/E*Y}{1-P/E*((1-X-E-M-FDN-FA)*R-(1-TAX)*E/T-(1-TAX)*MN))}$ = $ 137,867,200

2. P/B method: Value = $\dfrac{P/B*(B+BEN)}{1-P/B*(1-X-E-M-FDN)}$ = $ 138,103,610

3. P/A method: Value = $\dfrac{P/A*A}{1-P/A*(1-X-E-M-FDN)}$ = $ 138,216,550

VALUATION CORRELATION AND CONCLUSIONS:

	Shares Offered to Public	Price Per Share	Gross Proceeds of Public Offering	Shares Issued to Foundation	Total Number of Shares Issued	TOTAL VALUE
Appraised value - midrange	**13,300,000**	**$10.00**	**$133,000,000**	**500,000**	**13,800,000**	**$138,000,000**
Minimum - 85% of midrange	11,230,000	$10.00	$112,300,000	500,000	11,730,000	$117,300,000
Maximum - 115% of midrange	15,370,000	$10.00	$153,700,000	500,000	15,870,000	$158,700,000
Superrange - 115% of maximum	17,750,500	$10.00	$177,505,000	500,000	18,250,500	$182,505,000

KELLER & COMPANY
Dublin, Ohio
614-766-1426

EXHIBIT 50

COMPARABLE GROUP MARKET, PRICING AND FINANCIAL RATIOS
Stock Prices as of March 5, 2002

	Market Data				Pricing Ratios					Dividends			Financial Ratios		
	Market Value ($M)	Price/ Share ($)	12 Mo. EPS ($)	Book Value/ Share ($)	Price/ Earnings (X)	Price/ Book Value (%)	Price/ Assets (%)	Price/ Tang. Bk. Val. (%)	Price/ Core Earnings (%)	Div./ Share ($)	Dividend Yield (%)	Payout Ratio (%)	Equity/ Assets (%)	CORE ROAA (%)	CORE ROAE (%)
TIERONE BANK															
Value - midpoint	**138.00**	**10.00**	**0.95**	**17.19**	**10.59**	**58.20**	**8.21**	**58.16**	**10.83**	**0.00**	**0.00**	**0.00**	**14.09**	**0.76**	**5.40**
Minimum of range	117.30	10.00	1.11	18.66	9.01	53.58	7.04	53.56	9.21	0.00	0.00	0.00	13.14	0.77	5.84
Maximum of range	158.70	10.00	0.83	16.10	12.18	62.12	9.33	62.10	12.45	0.00	0.00	0.00	15.01	0.75	5.02
Superrange maximum	182.51	10.00	0.72	15.15	14.00	66.00	10.60	65.98	14.31	0.00	0.00	0.00	16.05	0.75	4.64
ALL THRIFTS (284)															
Average	349.74	16.93	1.13	15.52	17.43	113.68	11.14	120.81	16.79	0.37	2.21	35.66	7.10	0.97	13.58
Median	35.60	15.38	1.14	15.64	13.58	101.61	10.22	106.01	13.82	0.36	2.32	28.83	9.40	0.75	7.54
NEBRASKA THRIFTS (1)															
Average	1,153.96	25.10	1.93	15.98	13.01	157.07	8.94	212.35	16.41	0.31	1.27	16.06	5.69	0.60	9.71
Median	1,153.96	25.10	1.93	15.98	13.01	157.07	8.94	212.35	16.41	0.31	1.27	16.06	5.69	0.60	9.71
COMPARABLE GROUP (10)															
Average	131.84	16.46	1.39	14.97	12.84	110.28	12.10	115.51	12.99	0.50	3.25	37.98	11.02	1.00	9.13
Median	111.06	16.67	1.27	16.40	12.83	106.33	12.57	110.33	12.61	0.48	3.02	37.21	11.08	1.02	8.65
COMPARABLE GROUP															
CITZ CFS Bancorp Inc.	184.09	13.51	0.77	12.57	17.55	107.48	11.48	107.48	20.78	0.36	2.66	46.75	10.68	0.56	4.94
FPFC First Place Financial Corp.	244.21	16.84	1.18	13.01	14.27	129.44	14.86	145.55	13.80	0.50	2.97	42.37	11.48	1.09	9.00
FFHH FSF Financial Corp.	42.19	18.49	1.92	19.68	9.63	93.95	7.63	107.75	9.63	0.80	5.41	36.46	8.12	0.94	10.67
HMNF HMN Financial Inc.	68.58	15.60	1.37	16.41	11.39	95.06	9.53	101.36	10.54	0.54	3.59	37.96	10.03	0.81	8.18
HOMF Home Federal Bancorp	94.15	21.15	2.15	17.10	9.84	123.68	10.92	125.97	9.66	0.56	2.84	25.58	8.83	1.16	13.46
HRZB Horizon Financial Corp.	111.67	12.95	1.07	11.54	12.10	112.22	14.98	112.90	12.33	0.46	3.71	43.39	13.35	1.25	9.40
MFSF MutualFirst Financial Inc.	110.45	16.50	1.16	16.39	14.22	100.67	14.34	101.66	14.22	0.33	2.18	27.59	14.25	1.05	6.77
OTFC Oregon Trail Financial Corp.	54.53	18.30	1.35	18.20	13.56	100.55	13.66	100.72	12.89	0.39	2.19	27.41	12.92	1.20	8.30
PVSA Parkvale Financial Corp.	133.18	23.50	2.42	17.46	9.71	134.59	9.45	134.90	10.31	0.72	3.06	29.75	7.02	0.96	14.46
UCFC United Community Finl Corp.	275.35	7.72	0.48	7.34	16.08	105.18	14.16	116.79	15.76	0.30	3.89	62.50	13.47	0.98	6.14

EXHIBIT 51

KELLER & COMPANY
Dublin, Ohio
614-766-1426

PROJECTED EFFECT OF CONVERSION PROCEEDS
TierOne Bank/TierOne Corporation
At the MINIMUM of the Range

1. Gross Conversion Proceeds

Minimum market value [1]	$	112,300,000
Less: Estimated conversion expenses		2,621,805
Net conversion proceeds	$	109,678,195

2. Generation of Additional Income

Net conversion proceeds	$	109,678,195
Less: Proceeds not invested [2]		9,384,000
Total conversion proceeds invested	$	100,294,195
Investment rate		1.10%
Earnings increase - return on proceeds invested	$	1,105,743
Less: Estimated cost of ESOP borrowings		0
Less: Amortization of ESOP borrowings, net of taxes		492,660
Less: RRP expense, net of taxes		591,192
Net earnings increase	$	21,891

3. Comparative Earnings

		Regular	Core
Before conversion - 12 months ended 12/31/01	$	13,042,000	12,760,000
Net earnings increase		21,891	21,891
After conversion	$	13,063,891	12,781,891

4. Comparative Net Worth [3]

		Total	Tangible
Before conversion - 12/31/01	$	121,755,000	121,832,000
Net cash conversion proceeds [4]		97,174,695	97,174,695
After conversion	$	218,929,695	219,006,695

5. Comparative Net Assets

Before conversion - 12/31/01	$	1,570,013,000
Conversion proceeds [5]		95,602,195
After conversion	$	1,665,615,195

(1) Represents gross proceeds of public offering.
(2) Includes ESOP and proceeds invested in fixed assets.
(3) ESOP and RRP are omitted from net worth.
(4) Includes addition of tax benefit of stock contribution to foundation.
(5) Net cash conversion proceeds less tax benefit of stock contribution to foundation.

EXHIBIT 52

KELLER & COMPANY
Dublin, Ohio
614-766-1426

PROJECTED EFFECT OF CONVERSION PROCEEDS
TierOne Bank/TierOne Corporation
At the MIDPOINT of the Range

1. Gross Conversion Proceeds

Midpoint market value [1]	$	133,000,000
Less: Estimated conversion expenses		2,836,050
Net conversion proceeds	$	130,163,950

2. Generation of Additional Income

Net conversion proceeds	$	130,163,950
Less: Proceeds not invested [2]		11,040,000
Total conversion proceeds invested	$	119,123,950
Investment rate		1.10%
Earnings increase - return on proceeds invested	$	1,313,342
Less: Estimated cost of ESOP borrowings		0
Less: Amortization of ESOP borrowings, net of taxes		579,600
Less: RRP expense, net of taxes		695,520
Net earnings increase	$	38,222

3. Comparative Earnings

		Regular	Core
Before conversion - 12 months ended 12/31/01	$	13,042,000	12,760,000
Net earnings increase		38,222	38,222
After conversion	$	13,080,222	12,798,222

4. Comparative Net Worth [3]

		Total	Tangible
Before conversion - 12/31/01	$	121,755,000	121,832,000
Conversion proceeds [4]		115,453,950	115,453,950
After conversion	$	237,208,950	237,285,950

5. Comparative Net Assets

Before conversion - 12/31/01	$	1,570,013,000
Conversion proceeds [5]		113,603,950
After conversion	$	1,683,616,950

(1) Represents gross proceeds of public offering.
(2) Includes ESOP and proceeds invested in fixed assets.
(3) ESOP and RRP are omitted from net worth.
(4) Includes addition of tax benefit of stock contribution to foundation.
(5) Net cash conversion proceeds less tax benefit of stock contribution to foundation.

EXHIBIT 53

KELLER & COMPANY
Dublin, Ohio
614-766-1426

PROJECTED EFFECT OF CONVERSION PROCEEDS
TierOne Bank/TierOne Corporation
At the MAXIMUM of the Range

1. Gross Conversion Proceeds

Maximum market value [1]	$	153,700,000
Less: Estimated conversion expenses		3,050,295
Net conversion proceeds	$	150,649,705

2. Generation of Additional Income

Net conversion proceeds	$	150,649,705
Less: Proceeds not invested [2]		12,696,000
Total conversion proceeds invested	$	137,953,705
Investment rate		1.10%
Earnings increase - return on proceeds invested	$	1,520,940
Less: Estimated cost of ESOP borrowings		0
Less: Amortization of ESOP borrowings, net of taxes		666,540
Less: RRP expense, net of taxes		799,848
Net earnings increase	$	54,552

3. Comparative Earnings

		Regular	Core
Before conversion - 12 months ended 12/31/01	$	13,042,000	12,760,000
Net earnings increase		54,552	54,552
After conversion	$	13,096,552	12,814,552

4. Comparative Net Worth [3]

		Total	Tangible
Before conversion - 12/31/01	$	121,755,000	121,832,000
Conversion proceeds [4]		133,733,205	133,733,205
After conversion	$	255,488,205	255,565,205

5. Comparative Net Assets

Before conversion - 12/31/01	$	1,570,013,000
Conversion proceeds [5]		131,605,705
After conversion	$	1,701,618,705

(1) Represents gross proceeds of public offering.
(2) Includes ESOP and proceeds invested in fixed assets.
(3) ESOP and RRP are omitted from net worth.
(4) Includes addition of tax benefit of stock contribution to foundation.
(5) Net cash conversion proceeds less tax benefit of stock contribution to foundation.

EXHIBIT 54

KELLER & COMPANY
Dublin, Ohio
614-766-1426

PROJECTED EFFECT OF CONVERSION PROCEEDS
TierOne Bank/TierOne Corporation
At the SUPERRANGE Maximum

1. Gross Conversion Proceeds

Superrange market value [1]	$	177,505,000
Less: Estimated conversion expenses		3,296,677
Net conversion proceeds	$	174,208,323

2. Generation of Additional Income

Net conversion proceeds	$	174,208,323
Less: Proceeds not invested [2]		14,600,400
Total conversion proceeds invested	$	159,607,923
Investment rate		1.10%
Earnings increase - return on proceeds invested	$	1,759,677
Less: Estimated cost of ESOP borrowings		0
Less: Amortization of ESOP borrowings, net of taxes		766,521
Less: RRP expense, net of taxes		919,825
Net earnings increase	$	73,331

3. Comparative Earnings

		Regular	Core
Before conversion - 12 months ended 12/31/01	$	13,042,000	12,760,000
Net earnings increase		73,331	73,331
After conversion	$	13,115,331	12,833,331

4. Comparative Net Worth [3]

		Total	Tangible
Before conversion - 12/31/01	$	121,755,000	121,832,000
Conversion proceeds [4]		154,754,348	154,754,348
After conversion	$	276,509,348	276,586,348

5. Comparative Net Assets

Before conversion - 12/31/01	$	1,570,013,000
Conversion proceeds [5]		152,307,723
After conversion	$	1,722,320,723

(1) Represents gross proceeds of public offering.
(2) Includes ESOP and proceeds invested in fixed assets.
(3) ESOP and RRP are omitted from net worth.
(4) Includes addition of tax benefit of stock contribution to foundation.
(5) Net cash conversion proceeds less tax benefit of stock contribution to foundation.

EXHIBIT 55

KELLER & COMPANY
Dublin, Ohio
614-766-1426

SUMMARY OF VALUATION PREMIUM OR DISCOUNT

	TierOne	Premium or (discount) from comparable group. Average	Median
Midpoint:			
Price/earnings	10.59 x	(17.50)%	(17.46)%
Price/book value	58.20 %	(47.23)%	(45.27)%
Price/assets	8.21 %	(32.17)%	(34.70)%
Price/tangible book value	58.16 %	(49.65)%	(47.29)%
Price/core earnings	10.83 x	(16.61)%	(14.08)%
Minimum of range:			
Price/earnings	9.01 x	(29.77)%	(29.74)%
Price/book value	53.58 %	(51.42)%	(49.61)%
Price/assets	7.04 %	(41.80)%	(43.97)%
Price/tangible book value	53.56 %	(53.63)%	(51.45)%
Price/core earnings	9.21 x	(29.08)%	(26.93)%
Maximum of range:			
Price/earnings	12.18 x	(5.08)%	(5.04)%
Price/book value	62.12 %	(43.67)%	(41.58)%
Price/assets	9.33 %	(22.93)%	(25.80)%
Price/tangible book value	62.10 %	(46.24)%	(43.71)%
Price/core earnings	12.45 x	(4.15)%	(1.25)%
Super maximum of range:			
Price/earnings	14.00 x	9.09%	9.13%
Price/book value	66.00 %	(40.15)%	(37.93)%
Price/assets	10.60 %	(12.43)%	(15.70)%
Price/tangible book value	65.98 %	(42.87)%	(40.19)%
Price/core earnings	14.31 x	10.15%	13.49%